
07023582

POWER FINANCIAL
CORPORATION

NEWS RELEASE

FOR IMMEDIATE RELEASE

Readers are referred to the Forward-looking Information and Non-GAAP Financial Measures sections at the end of this release.

FIRST QUARTER OPERATING EARNINGS INCREASE 18.4%
DIVIDEND INCREASED

Montréal, Québec, May 9, 2007 – Power Financial Corporation's operating earnings for the three-month period ended March 31, 2007 were $482 million or $0.66 per share, compared with $408 million or $0.56 per share in the corresponding period in 2006. This represents an 18.4% increase on a per share basis.

Growth in operating earnings reflects primarily growth in the contribution from the Corporation's subsidiaries and affiliate.

Other income was nil in the first quarters of 2007 and 2006, and therefore net earnings, including other income, for the three-month period ended March 31, 2007 were $482 million or $0.66 per share, compared with $408 million or $0.56 per share in the first quarter of 2006.

- more -

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3
Telephone 514.286.7430 Fax 514.286.7424


POWER FINANCIAL
CORPORATION

SUBSIDIARIES' AND AFFILIATE'S RESULTS

Great-West Lifeco Inc.

Great-West Lifeco reported net income attributable to common shareholders of $514 million or $0.576 per share for the three-months ended March 31, 2007, compared with net income of $446 million or $0.501 per share in the corresponding period of 2006. This represents a 15% increase on a per share basis.

IGM Financial Inc.

IGM Financial reported net income for the three months ended March 31, 2007 of $210.5 million, compared with $185.3 million in 2006. Diluted earnings per share were $0.79 per share, compared with $0.69 per share in the first quarter of 2006, an increase of 14.5%.

Pargesa Holding S.A.

Parjointco N.V. holds Power Financial's interest in Pargesa Holding. The contribution from Parjointco to Power Financial's earnings was $18 million in the first quarter of 2007, compared with $10 million in 2006. This reflects an increase in Pargesa's operating results which grew to SF78 million in the first quarter of 2007, compared with SF45 million in 2006.

PREFERRED SHARE DIVIDENDS

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	*Record Date*	*Payment Date*	*Amount*
Series A	July 25, 2007	August 15, 2007	To be determined In accordance with the articles of the Corporation
Series C	July 10, 2007	July 31, 2007	32.50¢
Series D	July 10, 2007	July 31, 2007	34.375¢
Series E	July 10, 2007	July 31, 2007	32.8125¢
Series F	July 10, 2007	July 31, 2007	36.875¢
Series H	July 10, 2007	July 31, 2007	35.9375¢
Series I	July 10, 2007	July 31, 2007	37.50¢
Series J	July 10, 2007	July 31, 2007	29.375¢
Series K	July 10, 2007	July 31, 2007	30.9375¢
Series L	July 10, 2007	July 31, 2007	31.875¢

COMMON SHARE DIVIDEND

The Board of Directors also declared a quarterly dividend of 29 cents per share on the Corporation's common shares payable August 1, 2007 to shareholders of record June 29, 2007. This represents an increase of 2.25 cents or 8.4 % over the previous quarterly dividend of 26.75¢.

Forward-looking Statements

Certain statements in this News Release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's, its subsidiaries' or affiliate's current expectations. These statements may include without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of the Corporation's, its subsidiaries' or affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could"..

- more -

POWER FINANCIAL
CORPORATION

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and the Corporation's, its subsidiaries' or affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other income" as presented in the Corporation's consolidated statements of earnings (net of income tax and non-controlling interests, if any).*

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" exclude the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

- 30 -

Attachments: Financial Information (unaudited)

For further information, please contact: Mr. Edward Johnson
Senior Vice-President,
General Counsel and Secretary
(514) 286-7400

Power Financial Corporation

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	**March 31, 2007 (unaudited)**	December 31, 2006
Assets		
Cash and cash equivalents	**4,583**	5,138
Investments (Note 2)		
Shares	**5,601**	4,602
Bonds	**74,861**	65,246
Mortgages and other loans	**15,881**	15,823
Loans to policyholders	**6,731**	6,776
Real estate	**2,226**	2,218
	105,300	94,665
Funds held by ceding insurers	**1,866**	12,371
Investment in affiliate, at equity	**3,331**	2,137
Intangible assets	**2,605**	2,615
Goodwill	**8,364**	8,342
Future income taxes	**411**	455
Other assets	**6,170**	4,763
	132,630	130,486
Liabilities		
Policy liabilities		
Actuarial liabilities	**92,786**	89,490
Other	**4,382**	4,488
Deposits and certificates	**808**	778
Funds held under reinsurance contracts	**1,964**	1,822
Debentures and other borrowings (Note 3)	**3,308**	3,319
Preferred shares of the Corporation (Note 6)	**300**	300
Preferred shares of subsidiaries	**1,394**	1,325
Capital trust securities and debentures (Note 4)	**634**	646
Future income taxes	**914**	853
Other liabilities	**5,940**	8,830
	112,430	111,851
Non-controlling interests (Note 5)	**7,463**	7,213
Shareholders' Equity		
Stated capital (Note 6)		
Perpetual preferred shares	**1,400**	1,400
Common shares	**594**	593
Contributed surplus	**59**	56
Retained earnings	**9,624**	9,621
Accumulated other comprehensive income (loss) (Note 7)	**1,060**	(248)
	12,737	11,422
	132,630	130,486

CONSOLIDATED STATEMENTS OF EARNINGS

Three months ended March 31 (unaudited) (in millions of dollars, except per share amounts)	2007	2006
Revenues		
Premium income	**5,613**	3,695
Net investment income	**1,047**	1,356
Fee income	**1,408**	1,234
	8,068	6,285
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**5,584**	4,001
Commissions	**596**	532
Operating expenses	**839**	789
Financing charges (Note 8)	**85**	81
	7,104	5,403
	964	882
Share of earnings of affiliate	**18**	10
Earnings before income taxes and non-controlling interests	**982**	892
Income taxes	**237**	253
Non-controlling interests (Note 5)	**263**	231
Net earnings	**482**	408
Earnings per common share (Note 9)		
Basic	**0.66**	0.56
Diluted	**0.65**	0.55

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Three months ended March 31 (unaudited) (in millions of dollars)	2007	2006
Net earnings	482	408
Other comprehensive income (loss)		
Net unrealized gains (losses) on available-for-sale assets		
Unrealized gains (losses)	(13)	–
Income tax on unrealized gains (losses)	3	–
Reclassification of realized (gains) losses to net earnings	(72)	–
Income tax on reclassification of realized (gains) losses to net earnings	15	–
	(67)	–
Net unrealized gains (losses) on cash flow hedges		
Unrealized gains (losses)	2	–
Income tax on unrealized gains (losses)	–	–
Reclassification of realized (gains) losses to net earnings	27	–
Income tax on reclassification of realized (gains) losses to net earnings	(5)	–
	24	–
Net unrealized gains (losses) on foreign currency translation	(58)	67
Other comprehensive income before non-controlling interests	(101)	67
Non-controlling interests	34	(9)
Other comprehensive income (loss)	(67)	58
Comprehensive income	415	466

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Three months ended March 31 (unaudited) (in millions of dollars)	2007	2006
Stated capital – Perpetual preferred shares		
Perpetual preferred shares, beginning of year	1,400	1,200
Issue of perpetual preferred shares	-	-
Perpetual preferred shares, end of period	1,400	1,200
Stated capital – Common shares		
Common shares, beginning of year	593	593
Issue of common shares under stock option plan	1	–
Common shares, end of period	594	593
Contributed surplus		
Contributed surplus, beginning of year	56	38
Stock options	4	5
Non-controlling interests	(1)	(1)
Contributed surplus, end of period	59	42
Retained earnings		
Retained earnings, beginning of year		
As previously reported	9,621	8,249
Change in accounting policy (Note 1)	(272)	–
As restated	9,349	8,249
Net earnings	482	408
Dividends to shareholders		
Perpetual preferred shares	(19)	(16)
Common shares	(188)	(164)
Retained earnings, end of period	9,624	8,477
Accumulated other comprehensive income (loss) (Note 7)		
Accumulated other comprehensive income (loss), beginning of year	(248)	(682)
Change in accounting policy (Note 1)	1,375	–
Other comprehensive income (loss)	(67)	58
Accumulated other comprehensive income (loss), end of period	1,060	(624)
Total Shareholders' Equity	12,737	9,688

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31 (unaudited) (in millions of dollars)	2007	2006
Operating activities		
Net earnings	**482**	408
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	**(52)**	129
Decrease (increase) in funds held by ceding insurers	**288**	52
Increase (decrease) in funds held under reinsurance contracts	**26**	(78)
Amortization and depreciation	**27**	24
Future income taxes	**9**	75
Non-controlling interests	**263**	231
Other	**698**	(428)
Change in non-cash working capital	**(1,553)**	(453)
	188	(40)
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	**(113)**	(98)
Perpetual preferred shares	**(19)**	(17)
Common shares	**(188)**	(164)
	(320)	(279)
Issue of common shares	**1**	–
Issue of common shares by subsidiaries	**18**	18
Repurchase of common shares by subsidiaries	**(18)**	(22)
Repayment of debentures and other borrowings	**–**	(150)
Other	**20**	2
	(299)	(431)
Investment activities		
Bond sales and maturities	**6,532**	7,132
Mortgage loan repayments	**469**	438
Sales of shares	**385**	347
Real estate sales	**19**	119
Proceeds from securitizations	**311**	86
Change in loans to policyholders	**(34)**	(87)
Change in repurchase agreements	**(427)**	114
Investment in bonds	**(5,943)**	(7,093)
Investment in mortgage loans	**(939)**	(786)
Investment in shares	**(683)**	(363)
Investment in real estate	**(113)**	(72)
Other	**(5)**	(4)
	(428)	(169)
Effect of changes in exchange rates on cash and cash equivalents	**(16)**	30
Increase (decrease) in cash and cash equivalents	**(555)**	(610)
Cash and cash equivalents, beginning of period	**5,138**	4,642
Cash and cash equivalents, end of period	**4,583**	4,032

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2007

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at March 31, 2007 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated financial statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2006, except as noted below.

A) CHANGES IN ACCOUNTING POLICIES – FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*.

Under these new standards, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Corporation to designate certain financial instruments, on initial recognition, as held for trading.

Changes in the fair value of financial instruments classified as held for trading are reported in Net earnings. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other comprehensive income until they are realized by the Corporation or until the assets are other than temporarily impaired, at which time they are recorded in the Consolidated Statements of Earnings.

The Consolidated Statements of Comprehensive Income have been included in the Corporation's financial statements. The Consolidated Statements of Changes in Shareholders' Equity have replaced the Consolidated Statements of Retained Earnings in the Corporation's financial statements. Unrealized gains and losses on financial assets classified as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses are recorded in the Consolidated Statements of Comprehensive Income on a net of tax basis. Other comprehensive income amounts arising from using the equity method to account for the Corporation's investment in its affiliate are recorded in the Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income forms part of Shareholders' equity.

With respect to Great-West Lifeco Inc. (Lifeco), certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through Net earnings. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through Net earnings. Investments backing Lifeco's shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through Net earnings. There has been no change to the Corporation's method of accounting for real estate or loans.

The remainder of the Corporation's investments in shares was designated as available for sale. The loans portfolio was designated as loans and receivables and is carried at amortized cost.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in Net earnings except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments or other contracts, which are not closely related to the host financial instrument or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Corporation.

Three types of hedging relationships are permitted under the new standards: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net earnings. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other comprehensive income until the variability in cash flows being hedged is recognized in Net earnings.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains of Lifeco with corresponding adjustments to actuarial liabilities and opening retained earnings.

The following table summarizes the adjustments required to adopt the new standards:

	December 31, 2006 As reported	Change in accounting policy	January 1, 2007 Adjusted
Assets			
Cash and cash equivalents	5,138	–	5,138
Investments			
Shares	4,602	757	5,359
Bonds	65,246	1,016	66,262
Mortgages and other loans	15,823	(46)	15,777
Loans to policyholders	6,776	–	6,776
Real estate	2,218	–	2,218
	94,665	1,727	96,392
Investment in affiliate, at equity	2,137	1,157	3,294
All other assets	28,546	(150)	28,396
	130,486	2,734	133,220
Liabilities			
Policy liabilities			
Actuarial liabilities	89,490	3,896	93,386
Other	4,488	–	4,488
Debentures and other borrowings	3,319	–	3,319
Preferred shares of the Corporation	300	–	300
Preferred shares of subsidiaries	1,325	71	1,396
Capital trust securities and debentures	646	–	646
Future income taxes	853	10	863
All other liabilities	11,430	(2,464)	8,966
	111,851	1,513	113,364
Non-controlling interests	7,213	118	7,331
Shareholders' Equity			
Stated capital			
Perpetual preferred shares	1,400	–	1,400
Common shares	593	–	593
Contributed surplus	56	–	56
Retained earnings	9,621	(272)	9,349
Accumulated other comprehensive income	–	1,127	1,127
Foreign currency translation adjustments	(248)	248	–
	11,422	1,103	12,525
	130,486	2,734	133,220

B) FUTURE ACCOUNTING CHANGES

Capital Disclosures
Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Corporation.

Financial Instruments Disclosure and Presentation
Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

C) COMPARATIVE FIGURES

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatements of comparative information under the new standards.

NOTE 2 INVESTMENTS

	March 31, 2007					
	Available for sale	Held for trading	Loans and receivables	Non-financial instruments	Total	December 31, 2006
Shares	876	4,725	–	–	5,601	4,602
Bonds	5,148	59,863	9,850	–	74,861	65,246
Mortgages and other loans	–	–	15,881	–	15,881	15,823
Loans to policyholders	–	–	6,731	–	6,731	6,776
Real estate	–	–	–	2,226	2,226	2,218
	6,024	64,588	32,462	2,226	105,300	94,665

NOTE 3 DEBENTURES AND OTHER BORROWINGS

	March 31, 2007	December 31, 2006
Power Financial Corporation		
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**203**	204
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% subordinated debentures due December 11, 2028, unsecured	**101**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured (US$175 million)	**201**	205
7.153% subordinated debentures due May 16, 2046, unsecured (US$300 million)	**345**	351
Notes payable with interest rate of 8.0%	**8**	8
	3,308	3,319

NOTE 4 CAPITAL TRUST SECURITIES AND DEBENTURES

	March 31, 2007	December 31, 2006
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150
	800	800
Acquisition related fair market value adjustment	**30**	31
Capital trust securities held by consolidated group as temporary investments	**(196)**	(185)
	634	646

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 5 NON-CONTROLLING INTERESTS

	March 31, 2007	December 31, 2006
Non-controlling interests include		
Participating policyholders	**2,042**	1,884
Preferred shareholders of subsidiaries	**1,253**	1,253
Common shareholders of subsidiaries	**4,168**	4,076
	7,463	7,213

Three months ended March 31	2007	2006
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	**29**	30
Dividends to preferred shareholders of subsidiaries	**18**	14
Earnings attributable to common shareholders of subsidiaries	**216**	187
	263	231

NOTE 6 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

Issued and Outstanding

	March 31, 2007		December 31, 2006	
	Number of shares	Stated capital	Number of shares	Stated capital
Preferred Shares (classified as liabilities)				
Series C First Preferred Shares	6,000,000	150	6,000,000	150
Series J First Preferred Shares	6,000,000	150	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	4,000,000	100	4,000,000	100
Series D First Preferred Shares	6,000,000	150	6,000,000	150
Series E First Preferred Shares	8,000,000	200	8,000,000	200
Series F First Preferred Shares	6,000,000	150	6,000,000	150
Series H First Preferred Shares	6,000,000	150	6,000,000	150
Series I First Preferred Shares	8,000,000	200	8,000,000	200
Series K First Preferred Shares	10,000,000	250	10,000,000	250
Series L First Preferred Shares	8,000,000	200	8,000,000	200
		1,400		1,400
Common shares	704,893,680	594	704,813,680	593

STOCK-BASED COMPENSATION

During the first quarters of 2007 and 2006, no options were granted under the Corporation's stock option plan. For the three months ended March 31, 2007, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $4 million ($5 million in 2006).

Options were outstanding at March 31, 2007 to purchase, until May 11, 2015, up to an aggregate of 8,345,000 common shares, at various prices from $13.13125 to $32.235 per share. During the three months ended March 31, 2007, 80,000 (nil in 2006) common shares were issued under the Corporation's plan for an aggregate consideration of $1 million (nil in 2006).

NOTE 7 ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized gains (losses), on			
Three months ended March 31, 2007	Available-for-sale assets	Cash flow hedges	Foreign currency translation	Total
Balance, beginning of year	–	–	(248)	(248)
Change in accounting policy (Note 1)	1,620	(43)	–	1,577
Income taxes	(120)	8	–	(112)
	1,500	(35)	–	1,465
Non-controlling interests	(105)	15	–	(90)
Net change in accounting policy	1,395	(20)	–	1,375
Other comprehensive income (loss)	(85)	29	(58)	(114)
Income taxes	18	(5)	–	13
	(67)	24	(58)	(101)
Non-controlling interests	24	(10)	20	34
	(43)	14	(38)	(67)
Balance, end of period	1,352	(6)	(286)	1,060

	Unrealized gains (losses), on			
Three months ended March 31, 2006	Available-for-sale assets	Cash flow hedges	Foreign currency translation	Total
Balance, beginning of year	–	–	(682)	(682)
Other comprehensive income (loss)	–	–	67	67
Income taxes	–	–	–	–
	–	–	67	67
Non-controlling interests	–	–	(9)	(9)
	–	–	58	58
Balance, end of period	–	–	(624)	(624)

NOTE 8 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

Three months ended March 31	2007	2006
Interest on debentures and other borrowings	**55**	52
Preferred share dividends	**16**	19
Interest on capital trust debentures	**12**	12
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(3)
Other	**5**	1
	85	81

NOTE 9 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

Three months ended March 31	2007	2006
Net earnings	**482**	408
Dividends on perpetual preferred shares	**(19)**	(16)
Net earnings available to common shareholders	**463**	392
Weighted number of common shares outstanding (millions) – Basic	**704.8**	704.8
Exercise of stock options	**8.3**	8.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(4.5)**	(5.2)
Weighted number of common shares outstanding (millions) – Diluted	**708.6**	708.0

NOTE 10 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

Three months ended March 31	2007	2006
Pension plans	**13**	23
Other post-retirement benefits	**6**	7
	19	30

NOTE 11 SECURITIZATIONS

During the first quarter of 2007, IGM Financial Inc. (IGM) securitized $314 million ($86 million in 2006) of residential mortgages through sales to commercial paper conduits and received net cash proceeds of $311 million ($86 million in 2006). IGM's retained interest in the securitized loans was valued at $9 million ($2 million in 2006). A pre-tax gain on sale of $3 million (nil in 2006) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 12 SEGMENTED INFORMATION

Information on Profit Measure

Three months ended March 31, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	5,613	–	–	–	5,613
Net investment income	1,002	63	–	(18)	1,047
Fee income	764	658	–	(14)	1,408
	7,379	721	–	(32)	8,068
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	5,584	–	–	–	5,584
Commissions	378	231	–	(13)	596
Operating expenses	667	157	–	15	839
Financing charges	51	22	–	12	85
	6,680	410	–	14	7,104
	699	311	–	(46)	964
Share of earnings of affiliate	–	–	18	–	18
Earnings before income taxes and non-controlling interests	699	311	18	(46)	982
Income taxes	138	99	–	–	237
Non-controlling interests	198	94	–	(29)	263
Contribution to consolidated net earnings	363	118	18	(17)	482

Information on Profit Measure

Three months ended March 31, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,695	–	–	–	3,695
Net investment income	1,323	57	–	(24)	1,356
Fee income	657	589	–	(12)	1,234
	5,675	646	–	(36)	6,285
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	4,001	–	–		4,001
Commissions	342	202	–	(12)	532
Operating expenses	626	149	–	14	789
Financing charges	47	22	–	12	81
	5,016	373	–	14	5,403
	659	273	–	(50)	882
Share of earnings of affiliate	–	–	10	–	10
Earnings before income taxes and non-controlling interests	659	273	10	(50)	892
Income taxes	169	87	–	(3)	253
Non-controlling interests	177	83	–	(29)	231
Contribution to consolidated net earnings	313	103	10	(18)	408

NOTE 13 ACQUISITIONS

(a) Putnam Investments Trust

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $402 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $632 million (US$550 million). In aggregate these transactions represent a value of approximately $4.5 billion (US$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. This transaction is subject to regulatory approval and certain other conditions.

(b) Other Acquisitions

On April 9, 2007, Great-West Life & Annuity Insurance Company (GWL&A) entered into an agreement to acquire an 80% majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans.

ANNUAL REPORT 2006

GREAT-WEST | LONDON LIFE FREEDOM 55™ | CANADA LIFE | GREAT-WEST LIFE & ANNUITY

PARGESA | INVESTORS | MACKENZIE | PUTNAM


POWER FINANCIAL
CORPORATION


RECEIVED

CANADIAN PAINTERS ABROAD

In its Annual Report for 2006, Power Financial Corporation showcases works by a number of Canadian artists who, for a time at least, found inspiration beyond the shores of their native land.

These artists turned to other surroundings, where they discovered new subject matter, different styles and novel techniques. And when finally they returned to Canada, this unique perspective — this view from the outside — would inform and enrich their work. It would set them apart.

Power Financial Corporation would like to express its deepest gratitude to the cultural institutions, organizations and individuals that contributed to the presentation of this artistic travelogue.

A list of the participants in this project, as well as detailed information about the works of art illustrating this report, can be found on page 155.



MAURICE CULLEN [1866-1934]

PARIS, WINTER ON THE SEINE › 1902

Art Gallery of Hamilton



After he had absorbed all that impressionism had taught him during his first stay in France, Maurice Cullen was able to apply those lessons to the snowy landscapes he painted after his return to Québec. He succeeded so well that he earned the title "Painter of Snow." In the years between 1900 and 1902, he went back to Paris, painting this rare depiction of winter in the French capital at the end of his third stay in the City of Light.

Almost unrecognizable beneath its cover of snow, Cullen sees Paris not in terms of its architectural beauty, its bustling boulevards or famous cafés, but rather as a city subject to, and transformed by, the natural elements. The patches of snow floating on the Seine and blanketing the moored river barges; the rays of the setting sun turning a section of the river into burnished gold; the façades in the background. These are all unusual sights in a city known for its gloomy winters. Even the clouds have multiple hues, from luminous white to the most sullen grey. The all-enveloping winter calm had succeeded in temporarily halting the city's buzz of activity.

Cullen treated this urban scene as a landscape painting, using it to convey all the poetry he observed in that city, at a time when nature regained the upper hand over the human. He saw Paris as a special place, a place where he could cross paths with the Canadian painters who were passing through, and meet the ones who stayed. Thus, he found himself at the centre of a network of artists who were spreading the gospel of impressionism, the tidings of which he too would bring to his fellow Canadians back home.

FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2006	2005
Total revenue	29,790	26,084
Operating earnings	1,802	1,694
Operating earnings per common share	2.46	2.33
Net earnings	2,155	1,661
Net earnings per common share	2.96	2.28
Dividends declared per common share	1.0000	0.8700
Total assets	130,421	110,896
Total assets and assets under administration	339,931	286,287
Shareholders' equity	11,422	9,398
Book value per common share	14.22	11.63
Common shares outstanding [in millions]	704.8	704.8

The Corporation uses operating earnings as a performance measure in analysing its financial performance.
For a discussion of the Corporation's use of non-GAAP financial measures, please refer to the Review of Financial Performance in this Annual Report.

TABLE OF CONTENTS

This Annual Report is designed to provide interested shareholders and others with selected information concerning Power Financial Corporation. For further information concerning the Corporation, shareholders and other interested persons should consult the Corporation's disclosure documents such as its Annual Information Form and Management's Discussion and Analysis of Operating Results. Copies of the Corporation's continuous disclosure documents can be obtained at www.sedar.com, on the Corporation's Web site at www.powerfinancial.com or from the Office of the Secretary at the addresses shown at the end of this report.

Readers should also review the note on page 109 in the Review of Financial Performance section concerning the use of Forward-Looking Statements, which applies to the entirety of this annual report.

In addition, selected information concerning the business, operations, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial Corporation's subsidiaries and affiliate is derived from public information published by such subsidiaries and affiliate and is provided here for the convenience of the shareholders of Power Financial Corporation. For further information concerning such subsidiaries and affiliate, shareholders and other interested persons should consult the Web sites of and other publicly available information published by such subsidiaries and affiliate.

GROUP ORGANIZATION CHART

PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST AS AT DECEMBER 31, 2006


POWER FINANCIAL CORPORATION
70.6%
4.2%
3.5%
55.9%
50.0%
GREAT-WEST LIFECO
IGM FINANCIAL
PARJOINTCO
54.1%
PARGESA
100%
100%
100%
100%
100%
100%
100%
GREAT-WEST LIFE & ANNUITY
GREAT-WEST
LONDON LIFE
CANADA LIFE
INVESTORS GROUP
MACKENZIE FINANCIAL

*On February 1, 2007, it was announced that Marsh & McLennan Companies, Inc. agreed to sell its interest in Putnam Investments Trust to Great-West Lifeco. The transaction is expected to close in the second quarter of 2007. Putnam has been included in this report as though the acquisition had been completed. The transaction is more fully described in the Review of Financial Performance section of this report at page 119.

The following abbreviations are used throughout this report: Power Financial Corporation (Power Financial or the Corporation); Bertelsmann AG (Bertelsmann); Great-West Life & Annuity Insurance Company (Great-West Life & Annuity or GWL&A); Great-West Lifeco Inc. (Great-West Lifeco or Lifeco); Groupe Bruxelles Lambert (GBL); IGM Financial Inc. (IGM Financial or IGM); Investors Group Inc. (Investors Group); London Life Insurance Company (London Life); Mackenzie Financial Corporation (Mackenzie Financial or Mackenzie); Pargesa Holding S.A. (Pargesa); Putnam Investments Trust (Putnam Investments or Putnam); The Canada Life Assurance Company (Canada Life); The Great-West Life Assurance Company (Great-West Life or Great-West); Thomas H. Lee Partners, L.P. (T.H. Lee).

PROFILE

GREAT-WEST LIFECO

holds a 100 per cent interest in The Great-West Life Assurance Company and in Great-West Life & Annuity Insurance Company. Great-West holds 100 per cent of London Insurance Group, which in turn owns 100 per cent of London Life Insurance Company; Great-West also has 100 per cent of Canada Life Financial Corporation, which holds 100 per cent of The Canada Life Assurance Company. At December 31, 2006, Lifeco and its subsidiaries had more than $210 billion in assets under administration. The transaction respecting Putnam Investments Trust, announced February 1, 2007, is more fully described on page 119 of this report.

GREAT-WEST

is a leading insurer in Canada offering a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. Together with its subsidiaries, London Life and Canada Life, Great-West serves the financial security needs of more than 12 million Canadians.

LONDON LIFE

offers Canadians financial security advice and planning through its Freedom 55 Financial division. London Life provides savings and investment, retirement income and individual life insurance products and mortgages in Canada, and operates internationally through its subsidiary London Reinsurance Group, a supplier of reinsurance in the United States and Europe.

CANADA LIFE

provides insurance and wealth management products and services in Canada and internationally, primarily in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

GREAT-WEST LIFE & ANNUITY

operates in the United States, providing self-funded employee health plans for businesses, administering retirement savings plans for employees in the public/non-profit and corporate sectors, as well as providing annuities and life insurance for individuals and businesses.

PUTNAM INVESTMENTS

is a Boston-based global money management firm with close to 70 years of investment experience. The company has approximately C$225 billion in total assets under management, including over 100 mutual funds, and offers a full range of financial products and services, both in the United States and globally, for individual and institutional investors.

IGM FINANCIAL

is one of Canada's premier personal financial services companies, and the country's largest manager and distributor of mutual funds and other managed asset products, with over $119 billion in total assets under management. The company serves the financial needs of Canadians through multiple distinct businesses including Investors Group, Mackenzie Financial and Investment Planning Counsel.

INVESTORS GROUP

provides comprehensive financial planning, advice, and services, including investment, retirement, estate and tax planning, through a network of over 3,900 consultants to nearly one million Canadians. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

MACKENZIE FINANCIAL

is a multidimensional financial services company with more than 100 mutual funds and is recognized as one of Canada's premier investment managers, providing investment advisory and related services in North America.

PARGESA GROUP

holds significant positions in five large companies based in Europe: Total (energy), Suez (energy, water, waste services), Imerys (specialty minerals), Lafarge (cement and building materials) and Pernod Ricard (wine and spirits).

Power Financial's strategy is to own controlling interests in financial services companies with strong fundamentals: a low cost structure, competitive and strategically viable distribution channels, value-added products and a size that allows them to invest and develop profitably.

Power Financial has been an important participant in the consolidation of the financial services industry. Its subsidiaries acquired London Life in 1997 for $2.95 billion, Mackenzie in 2001 for $4.1 billion, Canada Life in 2003 for $7.2 billion and Putnam Investments in 2007 for $4.6 billion (please see footnote on page 2).

Power Financial has also sought to maintain a balance between Canadian and non-Canadian earnings, first through the American and European operations of Great-West Lifeco and second through its investment in Pargesa, a European-based holding company.

Power Financial's goal is to provide superior long-term returns to shareholders.

Annual compound total return to shareholders:

fifteen years: 23.2% ten years: 23.0%

Fifteen-year growth in market capitalization:

$1.7 billion to $26.6 billion

Aggregate dividends paid to shareholders over fifteen years:

$4.0 billion

JOHN HERBERT CADDY [1801-1887]

THE PITONS, ST. LUCIA › circa 1833–1834
National Gallery of Canada

THE TOWN OF CASTRIES, ST. LUCIA › 1837
National Gallery of Canada

Quebec City native John Herbert Caddy enrolled in the Royal Military College of Woolwich, England in 1816. There, he received training as a topographical artist, from which he learned sketching and painting, and as an engineer. He received a second lieutenant's commission in the Royal Artillery in 1825. Three years later, he set sail for Saint Lucia in the West Indies; he landed at the capital, Castries, where he lived until 1838. Founded by the French in 1650, Castries — named after Charles Eugène Gabriel de La Croix, Marquis of Castries — was one of the West Indies' major ports and the commercial centre of the island.

It was during his first extended stay in the West Indies that Caddy painted these watercolours, one of them showing St. Lucia's rocky peaks, the other the outskirts of Castries. His keen sense of observation led him to assiduously reproduce every detail of topography and architecture. In these and others, his romantic approach to landscape and the discipline of his engineering background came together to create a body of work that is both charming and geographically accurate.

In addition to creating topographical views, Caddy also kept a diary in which he recounted his numerous expeditions. Between 1838 and 1841 he went with the British Army to Honduras, at which time he also visited the Mayan ruins at Palenque. Promoted to Captain in 1840, he was posted to London, Ontario, where he stayed until his retirement from the military in 1851. Shortly thereafter he moved to Hamilton, taking up work as a land-surveyor. However, as of 1856, he devoted himself exclusively to painting and teaching art in that city.





DIRECTORS' REPORT TO SHAREHOLDERS





ROBERT GRATTON

CHAIRMAN OF THE BOARD,
POWER FINANCIAL CORPORATION

R. JEFFREY ORR

PRESIDENT AND CHIEF EXECUTIVE OFFICER,
POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the year ended December 31, 2006 were $1,802 million or $2.46 per share, compared with $1,694 million or $2.33 per share in 2005. This represents a 5.7 per cent increase on a per share basis (11.6 per cent based upon Lifeco's net income on a constant currency basis).

The increase in operating earnings in 2006 reflects growth in the contribution from Power Financial's subsidiaries and affiliate.

Other items not included in operating earnings were $353 million or $0.50 per share in 2006, including primarily an amount of $356 million or $0.50 per share, representing the impact of the gain recorded in the third quarter in connection with the sale by Groupe Bruxelles Lambert of its interest in Bertelsmann. In 2005, other items not included in operating earnings were a net charge of $33 million or $0.05 per share, and were composed primarily of Power Financial's share, in the amount of $31 million or $0.05 per share, of provisions for expected losses arising from hurricane damage recorded by Lifeco.

As a result, net earnings were $2,155 million or $2.96 per share in 2006, compared with $1,661 million or $2.28 per share in 2005.

DIVIDENDS

For the fourteenth consecutive year, Power Financial Corporation's Common Share dividend was increased, so that at the end of 2006 the quarterly dividend was 26.75 cents per share, compared with 23.25 cents at the end of 2005 and compared with 2.1875 cents per share at the end of 1992 (adjusted for share splits). The dividends declared on Common Shares totalled $1.00 per share in 2006, compared with $0.87 in 2005, representing an increase of 14.9 per cent.

Power Financial Corporation's principal subsidiaries and affiliate also increased their dividends in 2006. Great-West Lifeco's quarterly dividend was 24 cents per common share at the end of 2006, as against 21 cents at the end of 2005, representing an increase of 14.3 per cent. The quarterly dividend paid on common shares of IGM Financial increased from 34.5 cents to 39.75 cents per share during the year, an increase of 15.2 per cent. Also, in 2006, Pargesa increased its dividend per bearer share from SF2.00 to SF2.15, an increase of 7.5 per cent.

RESULTS OF SUBSIDIARIES AND AFFILIATE

GREAT-WEST LIFECO

Great-West Lifeco reported net income attributable to common shareholders of $1,875 million for the twelve months ended December 31, 2006, compared with $1,742 million in 2005. On a per share basis, this represented $2.104 per common share for 2006, an increase of 8 per cent (15 per cent on a constant currency basis), compared with $1.955 per common share for 2005. The 2005 results included restructuring charges and provisions for expected losses arising from hurricane damage for an aggregate amount of $60 million after tax, or $0.067 per common share.

Reported earnings in 2006 for Great-West Lifeco were impacted by movement in foreign currency translation rates, as well as the expiry of favourable forward foreign exchange contracts. Absent these items, net income attributable to common shareholders in 2006 would have been approximately $132 million higher than reported. On a constant currency basis, earnings per common share for the full year increased 15 per cent, as mentioned above.

Return on common shareholders' equity, excluding charges and provisions mentioned above, was 20.1 per cent for the twelve months ended December 31, 2006. Assets under administration at December 31, 2006 totalled $210.6 billion, up $33.3 billion from December 31, 2005 levels.

Consolidated net earnings of the Canadian segment of Great-West Lifeco attributable to common shareholders for the twelve months ended December 31, 2006 were up 16 per cent to $893 million, from $773 million in 2005. Total sales for the twelve months ended December 31, 2006 were $8.3 billion, an increase of 27 per cent over 2005 levels. Total assets under administration at December 31, 2006 were $94.6 billion, up $6.5 billion from December 31, 2005.

Consolidated net earnings of the United States segment of Great-West Lifeco attributable to common shareholders for the twelve months ended December 31, 2006 decreased 2 per cent to US$452 million from US$459 million at December 31, 2005. In Canadian dollars, earnings for the twelve months ended December 31, 2006 were $511 million, compared with $606 million in 2005. Total sales for the twelve months ended December 31, 2006 were US$2.3 billion, an increase of 15 per cent over 2005 levels. Total assets under administration of US$41.2 billion at December 31, 2006 were up $3.3 billion from December 31, 2005.

Consolidated net earnings of the European segment of Great-West Lifeco include operating results denominated in British pounds sterling, euros, U.S. dollars and Canadian dollars. For the twelve months ended December 31, 2006, on a constant currency basis, net earnings attributable to common shareholders increased 34 per cent. In Canadian dollars, 2006 earnings were $486 million, compared with $399 million for 2005. Total sales for the twelve months ended December 31, 2006 were $10.1 billion, an increase of 24 per cent on a constant currency basis over 2005 levels. Total assets under administration at December 31, 2006 were $67.8 billion, up $22.9 billion from December 31, 2005.

CORNELIUS KRIEGHOFF [1815-1872]

VENICE, THE GRAND CANAL › circa 1852

Collection of Power Corporation of Canada

Of Dutch-German descent, Cornelius Krieghoff was born in Amsterdam and grew up in Düsseldorf. He attended the latter's Academy of Fine Arts during a period dominated by the Romantic movement. At that time, German painters were creating narrative works peopled by numerous figures, after the manner of 17th-century Dutch paintings. Krieghoff arrived in the United States in 1837, then moved to Montréal in 1849, and subsequently to Quebec City in 1853.

In 1854, the year in which he painted this picture, Krieghoff went on a one-year European tour, during which he visited Germany and Italy. Krieghoff discovered Venice through the eyes of contemporary artists, so he must have drawn the inspiration for this work from an engraving or another painting. The numerous figures animating the scene make it similar to the majority of the artist's other paintings.

Ever since Canaletto and his celebrated 18th-century depictions of the City of the Doges, most paintings of Venice have tended to dwell on its architecture. This work, however, depicts a crowd in the foreground, focusing the viewer's attention on daily life in *La Serenissima.* To provide a better depth perspective, the artist spaces out the painting's various planes and embellishes them with details. The vanishing point composition, centred on the Piazza San Marco, reveals the source of his inspiration; Krieghoff hardly ever used this technique in his works on Canadian themes.




2.50
2.00
1.50
1.00
0.50
1.49
1.72
2.46
2002
2003
2004
2005
2006

POWER FINANCIAL CORPORATION

OPERATING EARNINGS PER SHARE,
BEFORE NON-RECURRING ITEMS

IGM FINANCIAL

IGM Financial reported net income for the year ended December 31, 2006 of $776.7 million. This amount included a $13.7 million ($0.05 per share) non-cash income tax benefit recorded in the second quarter resulting from decreases in the federal corporate income tax rates and their effect on the future income tax liability related to certain intangible assets. Diluted earnings per share on this basis were $2.90. Net income for 2006, excluding this item, was $763.0 million, compared with net income of $682.4 million in 2005, an increase of 11.8 per cent. Diluted earnings per share on the same basis were $2.85, compared with earnings per share of $2.56 in 2005, an increase of 11.3 per cent.

Gross revenues for the year ended December 31, 2006 were $2.60 billion, compared with $2.35 billion in the prior year. Operating expenses were $1.49 billion for 2006, compared with $1.37 billion in 2005. Total assets under management at December 31, 2006 totalled $119.4 billion. This compares with total assets under management of $100.2 billion at December 31, 2005, an increase of 19.1 per cent.

Return on average common equity for the twelve months ended December 31, 2006, excluding the non-cash income tax benefit, was 20.3 per cent, compared with return on average common equity of 20.0 per cent for the same period in 2005.

For IGM Financial's Investors Group unit, mutual fund assets under management at December 31, 2006 were $58.2 billion, compared with $50.7 billion at December 31, 2005, an increase of 14.8 per cent. The number of Investors Group consultants was 3,917 at December 31, 2006, up from 3,668 at December 31, 2005. Investors Group has experienced ten consecutive quarters of growth in the number of consultants, resulting in an increase of more than 22 per cent in the consultant network since June 30, 2004.

Mutual fund sales for 2006 were $6.2 billion, compared with $5.5 billion in the prior year. Investors Group's twelve-month trailing redemption rate (excluding money market funds) was 7.9 per cent at December 31, 2006, down from 8.7 per cent at the same time last year. Mutual fund net sales were $1.3 billion, compared with $778 million a year ago.


1.20
1.00
0.80
0.60
0.40
0.20
0.56
0.65
0.81
0.93
2002
2003
2004
2005
2006

POWER FINANCIAL CORPORATION

ANNUALIZED DIVIDEND
AT YEAR-END

For IGM Financial's Mackenzie Financial unit, total assets under management at December 31, 2006 were $61.5 billion. This compares with assets under management of $49.9 billion at December 31, 2005, an increase of 23.4 per cent. Mutual fund assets under management at December 31, 2006 were $46.6 billion, an increase of 12.0 per cent, compared with $41.6 billion one year ago.

Mackenzie's total sales for 2006 were $11.7 billion, compared with $11.1 billion in the prior year. Total net sales were $2.2 billion, compared with $3.5 billion in 2005.

PARGESA

Power Financial holds a 54.1 per cent equity interest in Pargesa, together with the Frère group of Belgium. Pargesa reported operating earnings of SF539 million in 2006, compared with SF509 million in 2005. Growth in operating earnings reflects an increase in the contribution from all of Pargesa's holdings, the impact of dividends received for the first time from Lafarge, and higher contribution from corporate activities, partly offset by the fact that Bertelsmann contributed to earnings for only six months in 2006.

In addition, Pargesa recorded non-operating earnings in 2006 of SF1,754 million, composed primarily of the impact of the gain resulting from the sale by GBL of its interest in Bertelsmann. In 2005, non-operating earnings were SF24 million. As a result, net earnings reported by Pargesa were SF2,293 million in 2006, compared with SF533 million in 2005.

The group companies' financial results and operations for the year ended December 31, 2006 are discussed at greater length later in this annual report, as well as in the Corporation's Management's Discussion and Analysis of Operating Results dated March 21, 2007, and available at www.sedar.com or from the Secretary of the Corporation.

CHARLES JONES WAY [1834-1919]

UNTITLED (IN THE WHITE MOUNTAINS, NEW HAMPSHIRE) › 1874

National Gallery of Canada

After studying art at his native London's South Kensington Museum, Charles Jones Way set sail for Canada and settled in Montréal in 1859. Because he worked primarily in watercolour, *Untitled (In the White Mountains, New Hampshire)* is one of his very few oil paintings. It is also one of the rare examples of Way's work in a Canadian or British public collection.

Way, an accomplished landscape artist, shows here that he has mastered a rigorous technique that falls squarely within the romantic tradition. The presence of small, unobtrusive figures preparing to embark in a rowboat pulled up to the shore also places the work within that movement, since romanticism held that humanity was but one component of the natural world. Contrary to the naturalist landscape painters of the time, the romantics did not shy away from depicting people or signs of civilization. Rather, they idealized nature and allowed it to dominate their works. The grand scale of Way's oil paintings also contributes to the impression of an all-encompassing natural world.

Way became president of the Society of Canadian Artists in 1870. An exhibition put on by the Society that same year featured a work entitled *The White Mountains*. Another work, exhibited in 1865 at the Art Association of Montreal, entitled *Scene in the White Mountains*, tells us that the artist must have produced at least two large-scale works on the same subject. However, it is impossible to ascertain if *Untitled (In the White Mountains, New Hampshire)* is one of them, under a different name. After 30 years of living and exhibiting in North America, Way settled in Lausanne, Switzerland in 1890 and there ended his career.



SHARE ISSUE

On August 4, 2006, the Corporation issued 8,000,000 Non-Cumulative First Preferred Shares, Series L, for gross proceeds of $200 million. The preferred shares were priced at $25 per share and carry an annual dividend yield of 5.10%. Proceeds from the issue were used to supplement the Corporation's financial resources and for general corporate purposes.

GROUP DEVELOPMENTS

Great-West Lifeco has been pursuing a strategy to expand and broaden its financial services business in the United States, as well as in Europe and globally. In the United States, two acquisitions of 401(k) retirement businesses were announced in 2006, substantially adding to Great-West Life & Annuity's platform. In the United Kingdom during the same period, Great-West Lifeco announced the purchase of two large annuity blocks, totalling C$15 billion.

On February 1, 2007, Great-West Lifeco announced that it had reached an agreement with Marsh & McLennan Companies, Inc. whereby Great-West Lifeco will acquire the asset management business of Putnam Investments Trust, and The Great-West Life Assurance Company will acquire Putnam's 25 per cent interest in T.H. Lee Partners. The parties have made an election under section 338(h)(10) of the U.S. *Internal Revenue Code* that will result in a tax benefit that Great-West Lifeco intends to securitize for approximately US$550 million. In aggregate, these transactions represent a value of US$3.9 billion, equivalent to C$4.6 billion at the time of the announcement.

Established in 1937, Putnam is one of the oldest and largest investment managers in the United States. Putnam had US$192 billion in assets under management at December 31, 2006. With offices in Boston, London and Tokyo, Putnam's approximately 3,000 employees manage US$118 billion in retail assets for U.S. mutual fund investors, US$39 billion for North American institutional accounts and US$35 billion of institutional and retail assets in Europe and Japan.

The acquisition of Putnam's asset management business allows Great-West Lifeco to achieve, with a single transaction, a major presence in the mutual fund and institutional asset management industry in the United States. The acquisition also includes operations in Europe and Asia, and an internationally recognized brand.

Putnam's investment management and distribution cover every major product category, all significant channels and all asset classes. One of its units, PanAgora, offers a leading-edge quantitative asset management platform. In the United States, Putnam has nine million shareholder accounts. In Japan, it distributes mutual funds through a joint venture with Nippon Life, the largest Japanese insurance company.

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Great-West Lifeco common shares of no more than C$1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The transaction is expected to close in the second quarter of 2007 and is subject to regulatory approval and certain other conditions.

In September 2006, Mackenzie Financial Corporation acquired all of the assets of Cundill Investment Research Ltd. and related entities. The Cundill Group is a highly respected investment manager, renowned for its fundamental value approach. Under its long-standing strategic alliance with Mackenzie, the firm serves as a sub-adviser to over $14.25 billion in assets of the Mackenzie Cundill mutual funds and other Mackenzie mandates. The Cundill Group also manages over $3.6 billion of institutional and high net worth mandates for a global client base. The acquisition of the Cundill Group enhances Mackenzie's investment management depth and expertise and augments its distribution presence with institutional, sub-advisory and high net worth accounts.

In January 2006, GBL announced that it had made an investment in Lafarge, a leading international company in cement and building materials. GBL further increased its interest in the company and, as of December 31, 2006, reported that it held a 15.9 per cent interest.

GBL increased its interest in Suez in 2006, and held an 8.0 per cent interest in that company as at December 31, 2006.

On July 4, 2006, GBL completed the sale to Bertelsmann of its 25.1 per cent equity interest in that company for cash consideration of €4.5 billion. The transaction generated a gain of €2.4 billion for GBL.

In January 2007, GBL announced that it had acquired a 5 per cent stake in the capital of Pernod Ricard through purchases in the market. Pernod Ricard produces and distributes wines and spirits on every continent.

THE POWER FINANCIAL GROUP

Your Directors and management continue to strive to provide superior long-term financial returns to shareholders.

To achieve this, Power Financial Corporation and its group companies have played a leading role in the consolidation process that has been underway in the financial services industry in North America for some time. Over the past ten years the Power Financial group has made acquisitions totalling in excess of $19 billion, including the purchase of London Life, Canada Life and Mackenzie Financial and the recently announced agreement in respect of Putnam Investments Trust.

The announcement by Great-West Lifeco of the agreement respecting Putnam Investments Trust early in 2007 is of particular significance as it facilitates the expansion of our group's presence in the financial services industry in the United States. Putnam is a well-established and respected organization with a broad distribution network.

Over the ten-year period during which the foregoing transactions occurred, operating earnings grew from $349 million in 1996 to $1,802 million in 2006, and compound annual returns to shareholders have exceeded 23 per cent.

The Pargesa group in Europe has also made an important contribution to earnings, including through realizations on investments.

We believe that the companies in our group continue to be well positioned to provide significant returns to shareholders.

The Directors of Power Financial wish to express once again their appreciation to the officers, employees and representatives of the companies in the Power Financial group for their contribution to the group's success during the past year.

On behalf of the Board of Directors,

Robert Gratton
Chairman of the Board

R. Jeffrey Orr
President and Chief Executive Officer

March 21, 2007

PAUL PEEL [1860–1892]

THE SPINNER › 1881

The Montreal Museum of Fine Arts

Most 19th-century Canadian artists who wanted to establish themselves in their country's artistic milieu were obliged to study abroad. Like his contemporaries, Paul Peel spent eight years training in his craft, beginning in 1877 at the Philadelphia studio of American artist Thomas Eakins. He then went on to study for three years at London's prestigious Royal Academy. In 1881, when he was only 21, he left to study for five years in Paris. It was during his first summer there, on a visit to the region of Brittany, that he painted this picture.

Associating as much with the French as the American artists who founded veritable centres of artistic activity (primarily at Pont-Aven and Concarneau), Peel finished this painting in his Paris studio. The young girl in the picture — most likely a professional model — is wearing the headdress typical of the area around the Breton village of Rosporden, in the south of Finistère. The various objects surrounding the girl indicate the many tasks for which she was responsible and which, if she were actually to perform them, would have left her no time to pose for the painter.

Peel's smiling model presents an idyllic view of rural life. This vision was consistent with the academic tradition that still dominated European art at the end of the 19th century, which was characterized by a realistic rendition of the central figure and its surroundings. The young spinner perfectly embodies a peasant version of idealized feminine beauty, as imagined by the artists of that era. By consciously painting his model in traditional costume against a domestic backdrop, Peel vividly conveyed the rural nature of his subject.



GREAT-WEST LIFECO

Great-West Lifeco has operations in Canada, the United States and Europe, through Great-West Life, London Life, Canada Life and Great-West Life & Annuity.

In Canada, Great-West Life and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations.

In the United States, Great-West Life & Annuity is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees, and the acquisition of Putnam is expected to add a major presence in the mutual fund and institutional asset management industry.

In Europe, Canada Life's business is concentrated in several key markets in the United Kingdom, Republic of Ireland, Isle of Man and Germany, and the company is a market leader in individual and group insurance and wealth management.

Annual compound total return to shareholders:

fifteen years: 25.3%   ten years: 23.4%

Fifteen-year growth in market capitalization:

$1.1 billion to $30.1 billion

Aggregate dividends paid to shareholders over fifteen years:

$4.3 billion

GREAT-WEST LIFECO



RAYMOND L. McFEETORS

PRESIDENT AND CHIEF EXECUTIVE OFFICER OF GREAT-WEST LIFECO INC., THE GREAT-WEST LIFE ASSURANCE COMPANY, LONDON LIFE INSURANCE COMPANY, THE CANADA LIFE ASSURANCE COMPANY AND GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Great-West Lifeco continued to deliver strong results for shareholders in 2006, driven by solid operating results and augmented by acquisitions that significantly strengthen the company's reach in key markets, particularly in the United States and Europe.

Earnings attributable to common shareholders continued a pattern of steady growth, increasing 8 per cent over 2005 to nearly $1.9 billion. On a per common share basis, earnings increased 8 per cent to $2.104 per share. Lifeco's return on equity continues to rank among the strongest for the financial services industry, at just over 20 per cent.

Lifeco's success is derived from its operating subsidiaries — The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company in Canada and Europe, and Great-West Life & Annuity Insurance Company in the United States.

WELL DIVERSIFIED

Lifeco's earnings continue to be well diversified across its three main operating regions — Canada, the United States and Europe.

In Canada, very favourable sales growth, coupled with carefully managed expenses, led to strong earnings. In the United States, earnings reflected the solid performance of the Financial Services business, but were tempered by a decline in Healthcare earnings and the impact of the strengthening of the Canadian dollar. Earnings growth in Europe reflected the positive impact of payout annuity business acquisitions in the U.K. in 2005 and 2006, growth in the wealth management business in the U.K., and improved results in reinsurance.

JAMES MACDONALD BARNSLEY [1861–1929]

HIGH TIDE AT DIEPPE › 1886
The Montreal Museum of Fine Arts

THE ENTRANCE TO THE HARBOUR AT DIEPPE › 1886
The Montreal Museum of Fine Arts

At the age of 18, Toronto native James Macdonald Barnsley attended the St. Louis School of Fine Arts in Missouri. In the early 1880s he set sail for Europe. The subjects and colour range of his first pictures from that era were strongly influenced by painters from the Barbizon school whose works, although still very popular at that time, were gradually being supplanted by those of the impressionists. Eugène Boudin, that movement's most senior member and France's foremost seascape painter, was the first of this group to attain commercial as well as critical success.

Barnsley's European sojourn was characterized by his evolution from the style of the Barbizon school to that of impressionism. The painter developed a special interest in seaports, similar to that of Boudin, yet his colour range was closer to that of the Barbizon school. *High Tide at Dieppe* is a perfect illustration of that transition.

The Entrance to the Harbour at Dieppe represents one of Barnsley's most dramatic sallies into impressionist territory. Since the painting's dominant elements — the sea and the sky — are subject to incessant variations, this changeable quality is conveyed with a pale palette that subtly renders the shimmering green reflections on the rough, uneven water. Displayed at a Canadian exhibition in 1914, the painting received rave reviews, with one critic hailing it as a masterpiece. Barnsley's work rarely deals with Canadian subjects, as the artist preferred painting European seaports.





Total assets under administration grew 19 per cent to $210.6 billion. Segregated funds assets increased 20 per cent to $90.1 billion, reflecting strong net cash flow and market gains. General account assets increased 18 per cent to $120.5 billion, reflecting the recent payout annuity acquisitions in the United Kingdom.

OFFERING FINANCIAL STRENGTH AND VALUE

Premiums and deposits increased 14 per cent to $39.8 billion, reflecting very strong performance in Canada and Europe. Fee income grew 11 per cent to $2.7 billion as a result of strong growth in Canada and Europe, with more moderate growth in the United States.

Lifeco has also continued to generate value for shareholders, through growth in dividends and appreciation of common shares. In 2006, Lifeco paid dividends of $0.9275 per common share, an increase of 15 per cent over 2005 and an average compound growth rate of 20 per cent over the past decade.

BUILDING ON STRENGTHS IN KEY MARKETS

In Canada, the company offers effective benefit solutions for large and small employee groups. The company provides a full array of life, health and creditor insurance products that are distributed primarily through group sales offices across the country.

The company is well positioned within the Canadian group insurance business with leading market shares in many case size, regional and benefit market segments. The company believes that this market share position, together with its low-cost position and extensive distribution capability, will facilitate continued growth in revenue premium. Through the effective investment in technologies, the company expects to achieve continued reductions in administration and claims adjudication costs, thereby enhancing its competitive position.

Individual Insurance & Investment Products (IIIP) businesses continue to be market leaders, offering competitive products and innovative sales tools along with expert advice delivered through the multiple distribution channels and organizations. The company expects recent product enhancements — such as updates to universal life insurance, the introduction of lifecycle segregated funds and enhancements to disability insurance and critical illness insurance — to deliver strong sales results again in 2007.

The organization's mutual fund dealer, Quadrus Investment Services Ltd. (Quadrus), continued to grow much faster than the market and key competitors. Quadrus expects this accelerated growth to continue, fuelled by further acquisitions of blocks of mutual fund business which, during the last twelve months, significantly increased assets under administration and distribution capacity.

The Group Retirement Services division will increase its agility and capacity through continued technology investments. This will help bring products to market quickly, and will assist in serving clients and advisers efficiently, based on their needs and preferences.

A STRATEGY TO EXPAND IN THE UNITED STATES AND EUROPE

With financial services sector consolidation well advanced in Canada, Lifeco has been pursuing a strategy to expand its financial services business in the United States and Europe.

On February 1, 2007, Lifeco took a major strategic step forward by reaching an agreement to acquire the asset management business of Putnam Investments Trust, one of the oldest and largest investment managers in the United States, from Marsh & McLennan Companies, Inc.

The acquisition of Putnam's asset management business will allow Lifeco to achieve, with a single transaction, a major presence in the mutual fund and institutional asset management industry in the United States. The transaction is expected to close in the second quarter of 2007 and is subject to regulatory approval and other conditions.

In the United States Financial Services business, the company moved significantly closer to its goal of becoming a leading retirement plan provider in the United States through acquisitions of two blocks of business in the latter part of 2006 — from Metropolitan Life Insurance Company and its affiliates, and from U.S. Bank. These acquisitions contributed positively to assets under administration during the year, and together more than doubled Great-West Life & Annuity's participants in the 401(k) full service segment and its distribution capacity.

In the United States Healthcare business in 2006, the company continued to build on its specialty markets initiative with the acquisition of Indiana Health Network, Inc., an Indiana-based hospital and physician network.

EUROPEAN SEGMENT

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance.

In its Europe Insurance & Annuities business in 2006, the company reached an agreement with The Equitable Life Assurance Society to acquire the assets and liabilities associated with Equitable's not-for-profit pension annuity business — a major step forward in the continued expansion of the company's presence in this important market segment. The transaction closed in February 2007.

The company continues to look for further opportunities to capitalize on the strong niche positions in its core businesses and to expand its distribution capabilities.

GEOGRAPHICAL DISTRIBUTION

CANADA	UNITED STATES	EUROPE	ASIA
GREAT-WEST LONDON LIFE CANADA LIFE PAGE 28	GREAT-WEST LIFE & ANNUITY PAGE 45 PUTNAM INVESTMENTS PAGE 57	CANADA LIFE PAGE 40 PUTNAM INVESTMENTS PAGE 57	PUTNAM INVESTMENTS PAGE 57

MAURICE CULLEN [1866–1934]

THE THREE SISTERS › circa 1890

Private collection

Maurice Cullen painted this picture some time between 1888 and 1895, during his first extended stay in Europe, roughly five years before he returned to Canada. During his first two years in France, he attended first the École des beaux-arts de Paris, then the Académie Calarossi and subsequently the Académie Julian. As a result, he was exposed to and became familiar with the pictorial styles of many different teachers.

Starting in 1890, Cullen would take advantage of the following five years to sensitize himself to landscapes and to painting done in the impressionist style: outdoors, from nature, always in direct observation of the subject. Painted in Brittany, where he was staying at the time, *The Three Sisters* is painted using broken strokes, a technique that clearly conveys Cullen's nascent impressionist leanings. These are also evidenced by his choice of pure colours, juxtaposition of complementary tones and obvious intention to capture the effects of daylight on the countryside. His execution of greenery deserves particular mention, as much for its free stroke technique as for the shades used. The massive trees depicted here also have a certain symbolic value: they represent a force of nature, protectively shielding dwellings and passers-by.

During the course of his career, Cullen would have several stays in Europe and elsewhere. In 1893 he journeyed to North Africa; in 1890, and again between 1900 and 1902, he went to Italy, with a final visit in 1925. He also returned to France between 1900 and 1902.



CANADA

GREAT-WEST | LONDON LIFE | CANADA LIFE

Great-West Life, together with London Life and Canada Life, is one of Canada's leading life and health insurers. The companies offer a broad portfolio of financial and benefit plan solutions to individuals, families, businesses and organizations, and serve more than 12 million Canadians.

Products and services are distributed through Great-West's network of financial security advisers, brokers and intercorporate representatives, as well as Investors Group consultants and independent brokers and benefit consultants. London Life products are offered exclusively by London Life's Freedom 55 Financial channel.

Canada Life's own branded products are distributed through independent advisers, managing general agents and national accounts.

Assets under administration of over

$94 billion

Serving the financial security needs of more than

12 million Canadians

Individual policyholders:

Over 3.3 million



DENIS DEVOS

PRESIDENT AND CHIEF OPERATING OFFICER,
GREAT-WEST LIFE, LONDON LIFE AND CANADA LIFE, CANADA

Great-West Life and its subsidiaries achieved another strong performance in 2006, driven by solid operating results in all major business segments, carefully managed organic growth in their core markets, and selected acquisitions. The companies continue to be positioned as leaders in their core markets.

Net income for 2006 grew 19 per cent to $1.6 billion. Net income attributable to the participating accounts of Great-West Life and its subsidiaries, London Life and Canada Life, before policyholder dividends, was $992 million, and policyholder dividends were $860 million. Net income in the participating accounts after policyholder dividends was $132 million.

Total premiums and deposits increased 19 per cent to $28.4 billion in 2006, while fee income grew 20 per cent to $1.5 billion. Total assets under administration increased 22 per cent to $164 billion. Strong growth in retail investment funds deposits, including segregated funds and mutual funds, resulted in a 23 per cent increase in segregated funds assets.

Mutual fund dealer Quadrus Investment Services Ltd. (Quadrus), a subsidiary of London Life and an affiliate of Great-West Life, continued to experience strong growth in 2006, with assets under administration growing 56 per cent to $5.2 billion in 2006, while gross sales rose 57 per cent to $1.1 billion. General funds grew 21 per cent, primarily the result of recent payout annuity acquisitions in the United Kingdom.

The Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio at the end of 2006 was 213 per cent, compared with 208 per cent in 2005, well above minimum regulatory requirements.

WILLIAM BRYMNER [1855–1925]

IN COUNTY CORK, IRELAND › 1892
Musée national des beaux-arts du Québec

MARTIGUES › 1921
National Gallery of Canada



After studying architecture in Ottawa, William Brymner left for Paris in 1878 to continue his studies there. However, after his arrival he decided to take up painting instead. He began attending the Académie Julian, founded by painter Rodolphe Julian in 1867, and was a student there for the next eight years. In fact, a great many foreign artists, particularly Americans, went to this particular school because of its less stringent entrance requirements. For instance, it waived the written French test that was required for admission to the École des beaux-arts de Paris. Because the latter school received government funding, such a requirement kept the number of registrations down, thus deflecting criticism that the school was squandering public money on educating foreign artists.

Brymner came back to Canada in 1886 and began a lengthy career as a teacher at the Art Association of Montreal. His busy schedule meant he had only school holidays in which to make painting trips. It was on one such trip, to Ireland, that he painted *In County Cork, Ireland.* Painted six years after he returned from Europe, this Irish landscape indicates that Brymner was still painting in a completely European, academic style.

However, once he met Cullen, Morrice and Clarence Gagnon, his style evolved rapidly. These three painters had also attended the Académie Julian a few years after Brymner but, unlike him, they made frequent, sometimes extended, trips to France. They were all members of the Arts Club, founded in Toronto in 1907. Indeed, Brymner and his fellow painters would exhibit their works there together, thereby demonstrating the importance of reciprocal artistic influence and the dissemination of new pictorial concepts like impressionism, clearly visible in *Martigues.* Brymner retired from teaching in 1921, the year he painted this picture in the village of Martigues, whose many canals led it to be known as "the Venice of Provence."





A LEADING CANADIAN LIFE AND HEALTH INSURER

Great-West Life is one of Canada's leading life and health insurers. Great-West Life and its subsidiaries, London Life and Canada Life, market a full range of financial security products under the Great-West Life, London Life and Canada Life brands. The companies market their products through an extensive network of financial security advisers and brokers, including the highly recognized Freedom 55 Financial division of London Life.

Great-West offers financial security advisers a comprehensive and competitive array of products to help meet the needs of their clients. Great-West Life, together with London Life and Canada Life, remains Canada's number one provider of individual life insurance, in addition to being a leading provider of disability and critical illness insurance and segregated funds for Canadians and their families.

SUCCESSFUL BRANDS

Products are marketed under the Great-West Life, London Life and Canada Life brands. Business conducted under the Great-West Life brand grew markedly in 2006. Great-West Life's individual life insurance sales grew more than 24 per cent during the year, far exceeding the industry growth rate. Great-West Life's growth came from the success of its universal life product — *Great-West Universal Life*. The company took advantage of the popularity of this product in the marketplace and made several enhancements to the product during the year.

Great-West enhanced its individual investment business by refreshing its segregated funds and adding four new "fund of funds" to meet the needs of the retirement income market. In 2006, the company gave individual clients secure online access to their personal investment policy details through Great-West Life's redesigned Web site. Great-West Life also enhanced its secure Web site for advisers.

London Life helps Canadians meet their long-term savings, investment and income goals through a range of segregated funds, including mutual funds, as well as guaranteed products.

In 2006, London Life enhanced its universal life insurance product and continued to build on the strength of its participating product portfolio by delivering solid value to its par policyholders.

In 2006, London Life enhanced its investment funds by introducing lifecycle segregated funds. In addition, the company provided clients with secure online access to their personal segregated fund data through our redesigned London Life Web site. London Life also enhanced its secure Web site for advisers.

In addition to London Life products, advisers associated with Freedom 55 Financial offer a broad range of products from other financial companies. For example, disability insurance and critical illness insurance are underwritten by Great-West Life. Distributing these products continues to be a growth opportunity for London Life.

MUTUAL FUND DEALER ACCELERATES GROWTH

In the last year, mutual fund dealer Quadrus Investment Services Ltd., a subsidiary of London Life, grew much faster than the market and key competitors.

Additionally, the number of registered investment representatives at December 31, 2006 was 3,669, further confirming Quadrus's place as one of the largest mutual fund dealers in Canada.

Quadrus offers 39 mutual funds under the Quadrus Group of Funds brand and over 3,200 third-party mutual funds. Mackenzie Financial Corporation, a member of the Power Financial Corporation group of companies, manages the Quadrus Group of Funds.

During the last 12 months, acquisitions of blocks of mutual fund business across Canada significantly increased assets under administration.

In 2006, Quadrus also introduced a new charitable giving program. The donor-advised fund is managed through a third-party foundation, giving donors a private foundation experience without the administrative complexity.

POSITIVE MOMENTUM

Canada Life's performance in 2006 reflects positive momentum in Canada, and a strong international competitor in financial services.

Canada Life's strength in several key markets gives the company a strong base from which to continue developing and enhancing products and services that continue to be regarded as competitive choices by clients and their advisers. Together with Great-West Life and London Life, Canada Life is a leader in providing individual life insurance, disability insurance and critical illness insurance to Canadians.

Canada Life continues to be a leader, offering competitive products and innovative sales tools. In 2006, the company added flexibility and features to its *Millennium* universal life insurance that allow for customized solutions to meet a client's specific needs and goals, both today and over time.

Canada Life introduced *Generations 1* to its *Generations* segregated funds to offer investment clients additional basic death benefit guarantees with lower management expense ratios. For critical illness insurance clients, Canada Life enhanced its *LifeAdvance* product by making available counselling and support services through WarrenShepell when clients make a critical illness claim.

Other Canada Life product enhancements in 2006 included a simplified disability insurance program for college and university graduates, and new payout annuity quotation software with added features.

BUILDING DISTRIBUTION CAPACITY

Building distribution capacity is an important source of growth for the companies in Canada. Products are distributed through Freedom 55 Financial and Great-West Life "Gold Key" financial security advisers, Canada Life distribution partners, including managing general agents (MGAs) and their associated brokers, independent brokers and intercorporate agreements with other financial institutions.

Across Canada, financial security advisers associated with Freedom 55 Financial provide financial security planning and advice to individuals, families and businesses. Within Freedom 55 Financial, the Wealth & Estate Planning Group is a specialized segment of advisers focused on meeting the complex needs of affluent Canadians.

In 2006, Freedom 55 Financial continued to attract advisers, growing to 3,050 advisers at December 31, 2006. The organization also introduced more professional development opportunities to help advisers grow their business. The business is shaped by strong relationships with distribution partners. London Life works hard to make it easy for distribution partners and their clients to do business with the company.

MARC-AURÈLE DE FOY SUZOR-COTÉ [1869-1937]

THE HILLS OF SENLISSE › 1892

Musée national des beaux-arts du Québec

A native of Arthabaska, in the Bois-Francs region of Québec, Marc-Aurèle de Foy Suzor-Coté began his training as an artist by helping painter Maxime Rousseau decorate church walls. Between 1891 and 1912, he travelled several times to Europe and the United States. Upon arriving in Paris, Suzor-Coté deduced, from the number of paintings of the Cernay region in Paris salons, the attraction that particular region must have had for French painters.

His renowned teacher, Henri Harpignies (or perhaps fellow Canadian Joseph Saint-Charles) suggested that he go to Cernay and so, in the fall of 1891, Suzor-Coté set off for Senlisse. In the following years he would make numerous trips to the Chevreuse Valley, famous for its diverse topography. This valley, some forty kilometres southwest of Paris, had been attracting landscape artists since the end of the 1830s because of its many different natural features: lakes and ponds, rivers and waterfalls, and wide-open spaces filled with forests, hills and fields.

On a cool fall morning in 1891, Suzor-Coté painted the hills of Senlisse swathed in an early-morning mist that cast a pale-blue light over the slopes in the background. The painting's composition comprises numerous superimposed planes and just as many textures: cabbage fields and gnarled tree trunks, soft, silky corn fields and a luminous sky. A diagonal path unites the various sections of the painting, while two figures ensure transition between the planes. This was to be Suzor-Coté's first significant work executed on French soil.



In 2006, Canada Life moved some of its online systems to portal-based technology and will launch its secure adviser Web site, RepNet, on the portal-based technology in 2007. This will deliver improved security and enhancements to the system that will help advisers better serve their clients.

In 2006, Great-West Life expanded its distribution reach in the wealth accumulation market, through continued acquisitions of blocks of mutual fund business across Canada, increasing distribution capacity and assets under administration.

In Canada, Great-West Life offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the company is a recognized leader in the creditor insurance business, with over $1.5 billion in annual direct premium.

The company provides a full array of life, health and creditor insurance products that are distributed primarily through Group sales offices across the country.

WELL POSITIONED IN THE GROUP INSURANCE MARKETPLACE

The group insurance market is highly competitive. A strong market share position is essential to compete successfully in the Canadian group insurance market. There are three large group insurance carriers in Canada with significant market positions, led by the company with a 22.9 per cent market share. There are a number of other smaller companies operating nationally and several regional and niche companies.

The company is well positioned within the Canadian group insurance business with leading market shares in many case size, regional and benefit market segments. The company believes that this market share position, together with its low cost position and extensive distribution capability, will facilitate continued growth in revenue premium. Through the effective investment in technologies, the company expects to achieve continued reductions in administration and claims adjudication costs, thereby enhancing its competitive position.

As the costs of employee benefits continue to gain the attention of plan sponsors, the company is developing an array of enhanced products and services for plan members, plan sponsors and their advisers. These range from additional services being provided through the Internet, early intervention disability management programs, increased fraud detection and claims abuse capabilities, as well as wellness and illness prevention services. The company will continue to provide an extensive menu of products and services to meet the evolving needs of the company's various customer segments.

In its Group Insurance business, the company has identified three strategic themes designed to help achieve excellence. Those themes are: innovation in products and services, customer service leadership through skilled staff and technology that sets the company apart from its competitors, and process excellence. Great-West Life took important steps within these areas in 2006.

Canadian employers are increasingly concerned with health and productivity issues — an area where we can offer unique solutions. In 2006, Great-West Life launched *Health Factors: Work-Life Solutions*. This innovative approach can help the company address the rising costs of benefits in the workplace by helping organizations develop a workplace climate that supports health and wellness. Great-West Life also initiated a project to enhance the value it offers employers through early and effective management of disability.

A LEADER IN GROUP RETIREMENT

After the strong sales performance in 2006, the Group Retirement Services division has momentum heading into the new year. Sales results in 2007 are expected to be buoyed by recent product and service innovations. The division will continue to develop relationships with consultants.

The organization will increase its agility and capacity through continued technology investments. This will help bring products to market quickly, and will assist in serving clients and advisers efficiently, based on their needs and preferences.

In the capital accumulation business, where the companies help employers and employees with their group retirement plans, the companies also introduced product and service enhancements. *Cadence Series Funds* change their asset mix as the plan member ages and approaches retirement. Automatic investment rebalancing is a service designed to help plan members keep their assets aligned with their original investment goals.

Together with Great-West Life and London Life, the companies are a leader in the capital accumulation business, helping employers and employees with their retirement plans. As a recognized leader in the creditor and direct marketing insurance business, Canada Life provides effective benefit solutions for large financial institutions, credit card companies, auto dealers, alumni and association groups. Strong business relationships, combined with low-cost operations, an extensive distribution network and reputation for service provide the companies with significant competitive advantages in this market.

In 2006, Canada Life enhanced client service through technology and process improvements to reduce medical underwriting processing time. Canada Life expects to grow its creditor business in 2007 with a focus on innovative products and continually improving core underwriting and claims processes.

INVESTMENT MANAGEMENT

Canada Life's investment management company, Laketon Investment Management Ltd., redeveloped its Web site, providing clients with comprehensive quarterly updates on all its retail and institutional investment mandates.

In 2006, London Life subsidiary London Life Investment Management Ltd. changed its name to London Capital Management Ltd. The new name better reflects its broad range of investment mandates through an expanded network of distribution partners.

London Capital enjoyed a successful year, with an increase in assets under management of 16 per cent to $12.5 billion. London Capital's reputation for strong management helped attract significant deposits to North American equity and fixed income asset classes.

JAMES WILSON MORRICE [1865-1924]

SAN PIETRO DI CASTELLO CHURCH, VENICE › circa 1905

Collection of Power Corporation of Canada

VENICE, LOOKING OUT OVER THE LAGOON › circa 1904

The Montreal Museum of Fine Arts

Starting in 1890, James Wilson Morrice made a number of trips to Europe, eventually settling in Paris in 1899, where he lived until 1918 in an apartment on the Rue des Grands-Augustins. During his European sojourn, he visited the beaches of Brittany and Normandy, the cafés of Paris and Venice, the bullfights in Marseilles, the town of Dordrecht in Holland and Wales. His travels were interspersed with annual trips back to Montréal to see his family — particularly his father, who was paying him an allowance.

In the summers of 1904 and 1905, Morrice made two trips to Italy. At that time, the artist was experimenting with compositions consisting of superimposed horizontal bands, which create a panorama-like effect in the landscape scenes of these two paintings. This kind of compositional design lent itself to as many subjects as different kinds of lighting effects. Thus, for *San Pietro di Castello Church*, the dark green grass in the foreground is brightened by a scattering of small multicoloured flowers that relieve the otherwise monochromatic expanse of green. This is the same technique that he would use for the pink sky dotted with ochre and bluish strokes in *Venice, Looking Out over the Lagoon*. In *San Pietro*, the lighter figures in the mid-ground fulfil a similar function, as does the background architecture.

Morrice arranged the compositional elements of his works according to their scale and proximity to the viewer: flowers, figures and architecture for *San Pietro*; figures, tables and the lagoon for *Venice, Looking Out over the Lagoon*. This creates a more natural perspective than one would at first expect from a composition of superimposed horizontal planes.

A friend of James Whistler (1834–1903), whose influence is evident in a number of his works, Morrice also painted with Henri Matisse. The two men went to North Africa together in 1912 and 1913. Toward the end of his life, Morrice painted in the West Indies, and eventually returned to Tunis, where he died in 1924.





EUROPE
CANADA LIFE

In Europe, Canada Life provides a focused range of insurance and wealth management products and services, primarily in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

In the United Kingdom, the company is a leading provider in the group life and group income protection markets. It is among the top four in the growing payout annuities market. Through its Isle of Man affiliate, Canada Life is a top provider of savings and retirement products, which are sold through independent financial advisers, primarily in the United Kingdom. In the Republic of Ireland, it offers individual insurance, savings and pension products that are distributed through a network of independent brokers and a direct sales force. Through its German operations, the company has established itself as a provider of innovative, fund-based pensions and living benefits products, distributed through independent brokers.

In the reinsurance business, life, annuity and property and casualty reinsurance is offered through operations in the United States, Barbados and Ireland.

Assets under administration of over

$67 billion

Individuals covered:

over 4 million

Annual premiums and deposits of

$12.2 billion

EUROPE



WILLIAM ACTON

PRESIDENT AND CHIEF OPERATING OFFICER,
GREAT-WEST LIFE, LONDON LIFE AND CANADA LIFE, EUROPE

Lifeco's European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is composed of two distinct business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

INSURANCE & ANNUITIES

The Insurance & Annuities businesses are located primarily in Europe, and offer a focused portfolio of products and services mainly in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

The core products offered in the United Kingdom are payout annuities, savings and group insurance. These products are distributed through independent financial advisers and employee benefit consultants. The Isle of Man operation provides savings and individual protection products that are sold through independent financial advisers in the United Kingdom and in other selected territories.

Core offerings in Ireland are individual insurance and savings and pension products, distributed through independent brokers and a direct sales force. The German operation focuses on pension and individual protection products that are distributed through independent brokers.

During the second quarter, the company's United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society (Equitable Life) in the United Kingdom. The block of business adds approximately 130,000 annuity policies to the existing portfolio and significantly increases the total number of such policies to 280,000. This acquisition will add to Canada Life's strong position in the payout annuity market.

JOHN A. HAMMOND [1843–1939]

CANTON, CHINA › 1900

National Gallery of Canada

In many respects, Montréal native John A. Hammond led a fascinating life. At the age of nine he began working in a marble quarry; two years later, he decided to become an artist. After studying art in France and Holland, he returned to Canada and joined the army to help fight the Fenians, who conducted raids on Huntingdon, Québec in 1866. Thereafter, he sailed for London, eventually making his way to New Zealand, where he took part in that country's gold rush. Returning to Montréal in 1870, he was hired by the photographer Notman to follow the surveying of the Trans-Canada railroad, possibly by taking photographs. In 1885 he returned to Europe: he visited Italy and Belgium, and painted with Whistler and Millet in Holland and France, respectively.

An avowed landscape and portrait painter, Hammond's talent was confirmed during his lifetime by the several awards that he won for works he submitted to art exhibitions in France and, in particular, the United States. In 1900 he set out for Asia, ultimately arriving in Japan in 1901. However, his first stop was China, where he took part in the Boxer Uprising — a Chinese rebellion against foreign interference in the country's trade, politics and religion.

This painting of the Bay of Canton was made at that time and confirms Hammond's undisputed fame as a painter of atmospheric sea harbours. When he returned to Canada, and after a career spent teaching at Mount Allison University, he continued to explore this theme from his residence near the harbour of Saint John, New Brunswick, where he died at the advanced age of 96.



E U R O P E

Canada Life has continued to increase its presence in its defined market segments by focusing on the introduction of new products and services, enhancement of distribution capabilities and intermediary relationships.

UNITED KINGDOM AND ISLE OF MAN

In the United Kingdom, the company holds strong positions in several product-focused markets, with particular strength in the payout annuity, onshore/offshore savings, group life and income protection markets. Insurance and wealth management products are sold primarily through independent financial advisers.

Canada Life was awarded a five-star rating in the 2006 Financial Adviser Service Awards. This places Canada Life among the top 10 service providers in the investment arena, recognizing the company's continuing commitment to service excellence.

In the U.K., the company will continue to focus on building market share and expanding its core businesses through competitive pricing, enhanced value proposition, expanded distribution capability and investment in systems. Innovative new products and services were introduced in 2006, including an online quotation system and Business Care, an online employer assistance program. In 2007, the Group business will continue to enhance its online system, including providing online capability for policy administration. In wealth management, the company expects success in each of its niche businesses to continue through excellent customer service, an efficient expense base, improving processes and continued investment in its infrastructure.

REPUBLIC OF IRELAND

The life insurance market in Ireland is very mature with one of the highest penetration rates in the world. The company operates in all market segments, and focuses on higher margin products such as pensions and single-premium savings business. Canada Life is the sixth-largest life insurance operation in Ireland as measured by new business market share. Investment in product development infrastructure, distribution capability and systems is critical to continued sales growth and retention of in-force business.

GERMANY

The company has established itself in the German market as a provider of innovative fund-based products for pensions, as well as disability and critical illness products, and has managed to grow its market share substantially. Canada Life now has the leading share in the broker unit-linked market and is among the top three in the overall unit-linked market.

The fundamentals for growth in the German insurance sector are positive. The German market has relatively low levels of insurance penetration. This factor, combined with reductions in the state pension provision, create a significant growth potential in the German market overall and in fund-based products in particular.

Canada Life is already a significant player in the fastest growing distribution segment (the broker market) and offers products in most of the fastest growing segments (occupational pensions, single-premium pensions and disability).

REINSURANCE

The company's reinsurance business is composed of operations in the United States, Barbados and Ireland. The product portfolio offered by the company includes life, annuity and property and casualty reinsurance, provided on both a proportional and non-proportional basis.

GREAT-WEST LIFE & ANNUITY

Great-West Life & Annuity is a national employee benefits provider with expertise in creative health care management solutions. The company is also a leading provider of employer-sponsored retirement savings plans backed by innovative services.

GWL&A offers traditional group health plans as well as consumer-driven plans that are supported by its nationally recognized disease management program. It also provides a variety of employer-sponsored retirement savings plans, annuities and life insurance policies, and private-label record-keeping and administrative services for other providers of defined contribution plans.

The company's products and services are marketed nationwide through its sales force, brokers, consultants, discount brokers and financial institutions, as well as a network of independent agencies.


Assets under administration of over
$48 billion
U.S. customers:
6 million
Number 1
in state defined contribution plans

MAURICE CULLEN [1866–1934]

VENICE › circa 1901
National Gallery of Canada

CUSTOMS PORT, VENICE › 1901
National Gallery of Canada



In 1901, when he painted these two views, Maurice Cullen was visiting the City of the Doges for the third time. His travelling companions at the time were Morrice and Brymner, with whom he would return the following year. Cullen took full advantage of the abundant potential for luminous effects the city offered impressionists. Criss-crossed by canals lined with buildings constructed on a human scale, Venice bathes in a light created by the reflection of sunshine on stone and water.

Cullen made these two paintings from opposite vantage points. *Venice* was painted from the wharf of the Grand Canal and shows the dome of the famed Santa Maria della Salute outlined against the sky. This 17th-century church, one of the most impressive in all of Venice, was built to honour the Virgin Mary, whose intercession Venetians believed was responsible for saving the city from the plague.

Customs Port, Venice depicts an opposing view of the Grand Canal, as seen from the island on which stands *la Salute*, as Venetians affectionately call it, and the Customs House. The treatment of light in the two views is also quite different: in contrast to the other, backlit view, *Customs Port, Venice* is suffused with a brilliant orange light.

Few cities inspired the impressionists more than Venice. Claude Monet painted it several times from the same vantage point at different times of day, the better to capture the poetic nuances of changing light on the yellow, ochre or pink façades of the palaces, churches and buildings of the stately *Serenissima.*





UNITED STATES
GREAT-WEST LIFE & ANNUITY

Great-West Life & Annuity achieved growth in target markets both organically and through acquisitions in 2006.

The Healthcare division, known as Great-West Healthcare, continued to build on its specialty markets initiative with the acquisition of Indiana Health Network, Inc. (IHN), an Indiana-based hospital and physician network.

In the Financial Services division, the Great-West Retirement Services unit moved significantly closer to its goal of becoming a leading retirement plan provider in the U.S. through acquisitions of two blocks of business in the latter part of the year — from Metropolitan Life Insurance Company and its affiliates, and from U.S. Bank. The acquisitions included the associated dedicated distribution groups and contributed positively to assets under administration during the year.

Financial Services' Individual Markets unit dramatically increased its sales of business-owned life insurance as well.

GREAT-WEST HEALTHCARE

In 2006, GWL&A's Healthcare division increased its membership 9 per cent to 2.2 million. The increase was attributable primarily to the division's specialty markets business segment, which recorded its fourth consecutive year of strong member growth.

Specialty markets comprises new business in non-traditional distribution channels, including third-party administrators of health plans and network and medical management agreements. Transactions during 2006 included agreements with American Republic and World, USHEALTH Group Inc. and IHN. American Republic and World shifted its 60,000 individual health insurance customers to Great-West Healthcare networks and medical management services. The agreement with USHEALTH provides network access and medical management to its individual health insurance customers. The November acquisition of IHN added 70,000 members.

Membership was bolstered as well by retention efforts in Great-West Healthcare's national accounts segment (employers with more than 2,500 employees). A regional vice-president was assigned to every client service team to strengthen accountability to clients, and new tools, processes and training helped Great-West Healthcare teams better meet each employer customer's specific needs. As a result, customer retention improved 10 per cent over 2005.

Membership declined overall in the commercial business segments. This decline reflected a difficult competitive environment, as well as lower renewal increases by incumbent carriers industry-wide.

Great-West Healthcare continued to invest in developing and expanding its proprietary and national provider network. The addition of contracted hospitals and physicians during 2006 improved access for members and the division's competitiveness through better provider discounts.

LEADERSHIP IN CDHC

The U.S. health care market has experienced growing interest in consumer-driven health care (CDHC), a category of plans that seeks to control rising employer benefit costs by engaging members in cost sharing and decision making.

Great-West Healthcare in 2006 used CDHC to differentiate itself in the range, market share, and effectiveness of its products. The division's suite of health plans is unusually broad, including a health savings account (HSA), health reimbursement account, flexible savings account, a three-tiered preferred provider organization (PPO) called Great-West Healthcare Consumer Advantage, and an array of mostly online resources for employers and employees. *Business Insurance* magazine ranked Great-West Healthcare the seventh-largest CDHC provider for 2005 (August 2006), a three-notch improvement over its 2004 ranking. CDHC enrollment accounted for 7.8 per cent of total membership, more than double the industry average (*Inside Consumer Directed Care*, Feb. 9, 2007).

Much of Great-West Healthcare's continued success in CDHC can be attributed to its Consumer Advantage health plan. The number of the plan's employer customers rose 12 per cent during 2006, while membership increased 10 per cent. A study in 2006 by an independent actuarial firm confirmed that employers using Consumer Advantage experienced an average 5.6 per cent decrease in the utilization of medical services versus expected use under traditional PPOs (Reden & Anders, *Consumer Advantage Savings Analysis*, Feb. 9, 2006). Further, according to 2006 pricing data from Great-West Healthcare's book of business, Consumer Advantage clients can expect claims cost reductions of 11 to 18 per cent versus traditional managed care plans.

CUSTOMER SERVICE

The Healthcare division rolled out Member Connect, a three-tiered customer service model that includes self-service resources, personalized support, and special assistance for members with complex health challenges. Self-service components include a new, interactive voice response system and a redesigned member Web site that eases navigation and provides more resources for members.

Caller satisfaction scores in 2006 improved 5.5 per cent over 2005. Customer telephone calls were answered nearly twice as quickly as they were in 2005, exceeding the 2006 goal. The number of claims payments made within 14 days of receipt rose 7.5 per cent year over year. Additionally, the division's claims administration demonstrated a financial accuracy of 99.3 per cent.

CONSULTATIVE APPROACH

Great-West Healthcare's 2006 Annual Survey of Consumer Attitudes showed that only 5 per cent of people in employer-sponsored health plans use online cost or quality comparison tools. Four of every five people never learn the cost of the medical services they receive, or do so only after they've paid for them. Consumers are much better at estimating the cost of non-medical products and services than medical ones. In short, employees need much more health care information, and employers want help in providing it.

HELEN GALLOWAY McNICOLL [1879–1915]

HAYSTACKS › circa 1911

Private collection

Toronto native Helen Galloway McNicoll, who became deaf as a result of a childhood bout of scarlet fever, attended the Art Association of Montreal under the supervision of William Brymner. In 1906, she continued her studies in London at the Slade School of Art, and then at St. Ives, in Cornwall, with the British painter Algernon Talmage.

Famous in her own lifetime, in 1908 Galloway McNicoll was the first artist to win the Jessie Dow Prize, Canada's most prestigious visual arts honour. Between 1908 and 1965, this prize was awarded by the Montreal Museum of Fine Arts (originally called the Art Association of Montreal), which held an annual exhibition of the works of living Canadian painters. Galloway McNicoll also won the Women's Art Society Prize in 1914, not long after being elected a member of the Royal Society of British Artists in 1913.

Painted a few years before the artist's untimely death at the age of 35, *Haystacks* conveys an impressionist's sensitivity to the way shapes are affected by sunlight. Such effects were a common theme in her works, most of which were painted in Québec or in France. Composed in the fading afternoon light, this work depicts the rich yet subtle shades created by the sun's slanting light falling on the imposing bulk of hay bales in the French countryside. Like Claude Monet, who pioneered this style, she draws out varied and nuanced luminous effects to convey as much pictorial richness as possible. Indeed, Galloway McNicoll's Canadian painting perpetuated the impressionist tradition.



To meet this need, Great-West Healthcare in 2006 took a uniquely consultative approach, introducing:

- A plan cost comparison tool that helps employees evaluate costs for up to three health plan options and select a plan. It also helps members budget for their expected out-of-pocket expenses.
- Its redesigned member Web site, which allows members to quickly evaluate health care services and access account and consumer information.
- An employer HSA resource package, which helps employers explain plans and facilitate enrolment. The package includes an employee readiness survey and an HSA employer resource guide CD.
- An interactive wellness CD that assists employers in setting up and administering Great-West Healthcare's wellness program. The CD eases implementation by combining all wellness communications materials in one resource.

FINANCIAL SERVICES

Like its predecessor, 2006 was a year of growth for the Financial Services Division. In an industry-wide climate of consolidation, GWL&A took an active role by forging key partnerships that fuelled growth on multiple fronts.

Great-West Retirement Services passed the 3-million participant milestone with a 23 per cent increase in record-keeping accounts over 2005.* A compelling offering of defined contribution products and services for corporate, government, healthcare/non-profit, and institutional clients — combined with strong organic growth and strategic business acquisitions — helped solidify GWL&A's leadership position in retirement services.

The company's registered investment adviser subsidiary, Advised Assets Group, LLC (AAG), also played a significant role in ensuring a successful 2006. Reality Investing, AAG's advisory suite of services, clearly resonated with plans and participants. AAG experienced increases of more than 250 per cent in participants and 300 per cent in assets versus 2005.

Individual Markets significantly increased sales, especially of business-owned life insurance, while continuing its strategy of maximizing policy retention and profitability. Strategic partnerships with consultants and financial institutions helped expand distribution capacity and continued to contribute to strong growth. In addition, a focus on wholesaling and product development efforts resulted in an excellent sales year.

RETIREMENT SERVICES

In 2006, Great-West Retirement Services entered the ranks of the top five providers of retirement services as measured by the number of participants. The year capped an 11-year period that saw Great-West Retirement Services grow from the 38th largest provider in 1995 to the fourth largest.

Two strategic agreements in 2006 were instrumental to this achievement. First, GWL&A acquired parts of the full-service, small and mid-size 401(k) business of Metropolitan Life Insurance Company and its affiliates (MetLife), representing more than 250,000 participants. The purchase also included some defined benefit plan business.

*Great-West Retirement Services refers to products and services provided by Great-West Life & Annuity Insurance Company, its wholly owned subsidiary FASCore, LLC, and other subsidiaries. Record-keeping numbers shown reflect all FASCore customers: those of institutional partners, TPA clients and Great-West Retirement Services.

An agreement to acquire U.S. Bank's full-service defined-contribution retirement plan business added more than 190,000 plan participants. With these two transactions, GWL&A and its record-keeping subsidiary, FASCore, LLC, serve approximately 21,000 retirement plans and more than 3.4 million participants.

The MetLife and U.S. Bank agreements complemented ongoing efforts in the target markets of corporations, state and local governments, hospitals, non-profit organizations, and public school districts that led to strong organic growth. At the same time, continuing leadership in institutional record-keeping contributed to a strong year for Great-West Retirement Services. The range of plans — both in terms of plan size and industry focus — now under its umbrella has created a market presence that helps open the door to opportunities with new clients.

FASCORE INSTITUTIONAL MARKETS FASCore experienced rapid growth in 2006. With the MetLife transaction, FASCore surpassed 3 million record-keeping accounts, including all GWL&A and institutional business. Later in the year, the U.S. Bank transaction brought FASCore's record-keeping tally to just over 3,413,000 participants.

FASCore's focus on being the "best in class" provider of institutional private-label record-keeping services enabled it to secure key clients in 2006. Robust systems capabilities coupled with extensive domain expertise and administrative efficiency equip FASCore to accommodate a wide range of plan types and sizes, providing the trademark flexibility many organizations prize.

In addition to maintaining high levels of record-keeping services with existing clients, FASCore personnel have been working to ensure the smooth integration of the acquired plans. Conversion efforts that began in 2006 will continue in 2007, with the goal of making each transition as smooth as possible for plan sponsors and participants.

CORPORATE 401(K) MARKETS The corporate 401(k) sales team's dedication to this rapidly growing segment of the business can be seen in the achievements of 2006. Total plan sales improved by 17 per cent for strong organic growth by this business area.

As a result of integration with the MetLife sales and service team, GWL&A has a broader channel into the 401(k) market. The new field personnel add expertise in a broker-based distribution model, with extensive experience in marketing to larger plans.

GOVERNMENT MARKETS Serving government clients continues to be one of Great-West Retirement Services' strong suits. GWL&A has a 20 per cent share of the governmental defined contribution market, according to the company's annual survey, and, based on the number of participants, ranks first in state government plans and second in the overall government market. High points from 2006 include the group's first "Integrated Total Benefit Platform" sale, which includes record-keeping for the client's defined benefit and defined contribution plans. In addition, several of the company's largest clients in the public sector renewed their agreements in 2006.

HEALTHCARE, NATIONAL 401(K), AND EDUCATION MARKETS New agreements with several clients and renewals of existing business attested to GWL&A's success in this market segment in 2006. In addition, a large school district chose GWL&A to help it convert multiple, disparate 403(b) plans into a single plan from a single provider.

FRANKLIN BROWNELL [1857-1946]

THE BEACH, ST. KITTS › 1913

National Gallery of Canada

Franklin Brownell began his art education at the Boston Museum of Fine Arts under Thomas Dewing, an American painter who had studied in France. In 1880, he attended the Académie Julian art school in Paris, where William A. Bouguereau was one of his teachers, and also took private lessons with Léon Bonnat. In 1886, after moving to Ottawa, he began a career in teaching that lasted until 1937.

Starting in 1900, his hitherto classically composed paintings began to reveal the impressionist influence he had absorbed while in France. He then began to paint his first street scenes with figures. Between 1912 and 1914, Brownell took advantage of school vacations to make a number of trips, some of them to St. Kitts. While there, he painted this work showing the beach of Basseterre, the capital of this Leeward Islands archipelago in the Caribbean Sea.

Although the painting definitely follows the impressionist style, it breaks with that particular tradition in a significant way by depicting Black female figures — an extremely rare sight in impressionist paintings. Brownell provides us with a completely new approach to this type of scene, which had hitherto featured high-society women dressed in white and strolling along the shores of a French, British or American seaside resort. The women in Brownell's painting are going about their daily task of selling fruit and vegetables to the occupants of passing boats or to tourists on the beach. The empty baskets piled high in the left-hand side of the canvas indicate a successful day. On the horizon, we see the outline of dormant volcano Mount Liamuiga disappearing into the clouds. It is the highest peak of this mountainous volcanic island, where Christopher Columbus landed during his second voyage in 1498.



INDIVIDUAL MARKETS

In 2006, the Individual Markets group built on its core strengths to increase significantly the sales of business-owned life insurance (BOLI) products. The successes of 2006 relied on fortifying relationships with key BOLI sales consultants, along with a renewed focus on the small corporate market to cross-sell executive benefits to existing corporate retirement market customers through the company's internal distribution channel.

FINANCIAL INSTITUTIONS MARKETS The Financial Institutions Markets (FIM) group continued its focus on partnering with leading retail financial institutions to provide individual life and annuity solutions to underserved market segments.

Ongoing partnerships with leading institutions helped GWL&A remain a leader in individual life insurance policies sold through financial institutions in the United States. A variable annuity issued by GWL&A and distributed by a key partner achieved its highest sales level in four years, an increase of more than 75 per cent over the prior year.

One of the group's primary objectives for 2006 was to build the capabilities necessary to help its partners better reach underserved market segments. In 2006, the FIM group created a field wholesaling function to introduce and grow new products through distribution partnerships. The team also introduced Family Legacy, a new single-premium life wealth transfer product, to five financial institution partners.

BUSINESS-OWNED LIFE INSURANCE A favourable business climate and a heightened commitment to wholesaling efforts helped increase sales dramatically across all product lines in this market in 2006. In the community bank market, sales of the single-premium general account product increased more than 350 per cent from 2005. Sales of the separate account product in the regional and large bank markets rose 425 per cent, and in the corporate executive benefits market, sales increased 470 per cent from the previous year.

In the bank markets and large case corporate market, the focus was on enhancing relationships with key consultants, developing new relationships and new insurance products. In the small corporate market, the emphasis continued on providing creative and flexible solutions to meet client needs for financing non-qualified executive retirement plans through the use of life insurance and mutual funds. GWL&A's single platform for both non-qualified and qualified retirement plan support and service constitutes a key advantage.

TRADITIONAL MARKETS Providing excellent service and high value to in-force life and annuity policy owners continues to be a priority in this market. The professionalism and commitment of GWL&A's dedicated service unit complement the expertise of the network of agents and brokers with which it partners. Together, they deliver the information policyholders need to make sound decisions regarding their policies. As a result, the company continued to enjoy strong business persistency rates.

UNITED STATES | EUROPE | ASIA
PUTNAM INVESTMENTS

Putnam Investments is a global money management firm with approximately 70 years of investment experience. It offers a full range of equity and fixed income products, both in the United States and globally, for individual and institutional investors.

Putnam Investments is one of the oldest and largest money management organizations in the United States, and manages over 100 mutual funds through its head office in Boston as well as offices in London and Tokyo.

The acquisition of Putnam Investments' asset management business is expected to close in the second quarter of 2007, allowing Great-West Lifeco to achieve, with a single transaction, a major presence in the mutual fund and institutional asset management industry in the United States. Putnam's operations also include activities in Europe and Asia, and a world-class brand.

Total assets under management:

C$225 billion

Shareholder accounts and retirement plan participants:

over 9 million

Assets under management in Europe and Japan:

C$41 billion

CLARENCE ALPHONSE GAGNON [1881-1942]

THE BEACHES OF PARAMÉ AND SAINT-MALO › 1908

The Beaverbrook Art Gallery

MONT SAINT-MICHEL, MORNING › 1907

La Pulperie de Chicoutimi

After studying under William Brymner at the Art Association of Montreal, Clarence Alphonse Gagnon set off for Paris in 1904, where he was taught by Jean-Léon Gérôme at the Académie Julian. Between 1905 and 1909, the painter lived in France, dividing his time between Paris and Brittany; eventually he returned to Montréal.

Under the sunny skies of the beaches at Saint-Malo and Dinard, Gagnon's painting acquired a luminous intensity that contrasted strongly with the sombre tones of the earlier, mostly peasant, scenes he painted while in France. The aim of his gradual shift toward impressionism was to capture the fleeting nature of daylight. As if that did not provide sufficient challenge, the strong ocean breeze kept his subjects constantly in motion, producing never-ending changes to dresses and parasols as well as the sails of boats.

Gagnon loved to spend his summers on the beaches of Brittany or Normandy in the company of his brother Willford and their friends Ethel and Katryne Erwin, whose parents lived in Europe for part of the year. In December 1907, he and Katryne were married. Earlier that same year, in mid-July, Gagnon had spent two months in Brittany visiting, among other places, Mont Saint-Michel in Lower Normandy, approximately 50 kilometres east of Saint-Malo. He painted this view, at low tide, of the 13th-century medieval abbey that rises from a small rocky island in a bay off the English Channel.

That same summer, Katryne and her sister posed elegantly for Gagnon on the beach of Paramé — less popular at that time than Deauville, Cabourg or Trouville. In 1967, the village merged with Saint-Malo. Popularized by Eugène Boudin as of 1862, beach scenes provided a challenge to painters because of the many different activities taking place. In response to this, Gagnon addressed his subject in a somewhat fragmentary manner, making a number of quick sketches that he later reassembled in his studio to create the final composition.





UNITED STATES | EUROPE | ASIA
PUTNAM INVESTMENTS



CHARLES E. HALDEMAN, JR.

PRESIDENT AND CHIEF EXECUTIVE OFFICER,
PUTNAM INVESTMENTS

On February 1, 2007, Great-West Lifeco announced that it had reached an agreement with Marsh & McLennan Companies, Inc. to acquire the business of Putnam Investments Trust, and for The Great-West Life Assurance Company to acquire Putnam's 25 per cent interest in T.H. Lee Partners, L.P. The transaction is expected to close in the second quarter of 2007, and is subject to regulatory approval and certain other conditions.

OFFERING INVESTMENT MANAGEMENT SERVICES ACROSS THE SPECTRUM

In 1937, George Putnam founded Putnam with The George Putnam Fund of Boston, one of the United States' first balanced funds, offering both stocks and bonds in a single portfolio. Today, Putnam is a global money management leader and one of the ten largest investment management companies in the United States. Primarily through its office in Boston, Massachusetts, and supported by offices in London, England and Tokyo, Japan, Putnam's 2,600 employees provide investment management and related services through a broad range of investment products, including its own family of mutual funds, which are offered to individual and institutional investors.

Products that Putnam sponsors for individual retail investors include a family of open-end and closed-end mutual funds (the Putnam Funds), college savings plans, annuity products and offshore products. Putnam also provides investment management services on a separately managed or commingled basis to individuals, corporate profit-sharing and pension funds, state and other governmental and public employee retirement funds, university endowment funds, charitable foundations, collective investment vehicles (both U.S. and non-U.S.) and other domestic and foreign institutional accounts. Putnam also provides investment management services in the capacity of sub-adviser for investment products sponsored or co-sponsored by other institutions.

Putnam manages its mutual funds, institutional client accounts and other portfolios in order to meet varying investment objectives, and to afford investors in the Putnam Funds and other clients the opportunity to allocate their investments among various investment products as their changing needs and worldwide economic and market conditions warrant.

SERVICES AND PRODUCTS IN KEY MARKETS

RETAIL Putnam generally markets its investment products for individual investors to intermediaries such as broker-dealers, financial planners and registered investment advisers, who use them to meet the investment needs and objectives of their clients' overall investment programs. These products consist of the Putnam Funds; insurance products, such as variable annuities and variable life insurance policies, that use mutual funds as the underlying funding vehicles; and separately managed accounts and other platforms sponsored by broker-dealers, financial planners and registered investment advisers.

The Putnam Funds are publicly held in investment companies and cover a broad range of domestic and international equity, fixed income, blended and money market investment portfolios. As of December 31, 2006, the Putnam Funds included 96 open-end investment companies (mutual funds) and 11 closed-end funds.

INSTITUTIONAL Putnam provides investment management services and products to defined benefit and defined contribution retirement plans sponsored by corporations, state, municipal and other governmental authorities, as well as to retirement plans sponsored by unions, endowments, foundations and other institutional customers. Putnam provides its products and services to defined contribution plans in various ways, including through financial intermediaries, on a bundled basis, or on an "investment only" basis, typically for larger plans. In addition, Putnam offers its investment services directly to employee benefit plans, endowments, foundations and other institutional investors, either as separate accounts or in the form of collective trusts and other pooled vehicles that are made available solely to such investors.

INTERNATIONAL Putnam provides investment management products and services in a number of international markets, including Europe, Japan, Australia, Canada and several other countries. Putnam markets its products and services to both retail and institutional clients in most of these locations, through direct sales and marketing activities, joint ventures and independent distributors.

PRIVATE EQUITY Putnam offers private equity and alternative investment funds to institutional and high net worth individual investors in conjunction with Thomas H. Lee Partners, L.P., a private equity firm. Putnam has a joint venture arrangement with T.H. Lee and T.H. Lee's partners, in connection with which it owns a minority interest in T.H. Lee for purposes of participating in T.H. Lee's traditional business of managing private equity and leveraged buyout funds. Putnam and certain of its employees are also investors in certain of these private equity and other funds.

HENRIETTA MABEL MAY [1884-1971]

THE REGATTA › circa 1914

National Gallery of Canada

From 1909 to 1912, Henrietta Mabel May studied under Brymner at the Art Association of Montreal. Once she completed her studies, she left Montréal and settled in Paris, where she spent a year. During her stay there she frequently visited the French capital's museums and art galleries, as well as travelled to Belgium, Holland, Scotland and England.

Mabel May brought back a number of the paintings she had made in France when she returned to Montréal. This picture was probably one of them. Monet and Renoir's influence is particularly apparent in this classic impressionist scene of elegantly dressed women watching a yacht race. At that time, the regatta was an eminently British and French sport, although it later became more popular in America. There are no lines in this picture; instead, it was painted using small points of colour in order to facilitate the representation of light on various surfaces, such as the ladies' dresses, grass, water and cloudy sky, all rendered in a limpid palette. Mabel May's impressionist period would only last about 10 years. Later, she was inspired by the Group of Seven, who, beginning in 1925, would exert a growing influence on Canadian painters.

The first French yacht clubs to hold regattas were those in Paris (1834) and Le Havre (1840). Between 1851 and 1937, competitions were held between more-or-less official clubs. Aside from real tennis (the precursor of modern tennis) tournaments, which have been held since 1740, regattas are the oldest competitive sports events still held today.



IGM FINANCIAL

IGM Financial's activities are carried out principally through Investors Group and Mackenzie Financial Corporation.

Together, these companies are Canada's largest mutual fund organization, with a 16 per cent market share and mutual fund assets under management of $104 billion. Total assets under management are over $119 billion.

IGM Financial's goal is to provide superior long-term returns to shareholders.

Annual compound total return to shareholders:

fifteen years: 18.8%   ten years: 16.9%

Fifteen-year growth in market capitalization:

$1.0 to $13 billion

Aggregate dividends paid to shareholders over fifteen years:

$2.2 billion

IGM Financial and its operating companies experienced sustained growth in 2006 which, once again, produced positive financial results for its shareholders. Investors Group Inc. and Mackenzie Financial Corporation, the company's principal businesses, continued to generate strong activity in terms of asset growth, sales, product innovation, investment management and resource development. The company is committed to supporting financial advisers as they help investors to reach their financial goals. These strong relationships, and the company's association with other members of the Power Financial group of companies, have placed the company in a position of leadership and strength in the industry. Together, these elements enable IGM Financial to create diversified, long-term value for its clients, consultants, advisers and shareholders.

Total assets under management at December 31, 2006 totalled $119.4 billion. This compares with total assets under management of $100.2 billion at December 31, 2005, an increase of 19.1 per cent.

Net income for the year ended December 31, 2006, excluding a non-cash income tax benefit described below, was $763.0 million, compared to net income of $682.4 million in 2005, an increase of 11.8 per cent. Earnings per share on the same basis were $2.85 compared to earnings per share of $2.56 in 2005, an increase of 11.3 per cent. A non-cash income tax benefit of $13.7 million resulting from decreases in the federal corporate income tax rates was reported in the second quarter of 2006. Net income for the year ended December 31, 2006, including the non-cash income tax benefit, totalled $776.7 million and earnings per share on the same basis were $2.90.

Shareholders' equity was $3.82 billion as at December 31, 2006, up from $3.45 billion at December 31, 2005. Return on average common equity for the year ended December 31, 2006, excluding a non-cash income tax benefit, was 20.3 per cent compared with return on average common equity of 20.0 per cent in 2005. Dividends increased for the 17th consecutive year, rising 20 cents to $1.535 per share for the year.

INDUSTRY PERSPECTIVE

During 2006, strong investment performance in Canadian and global equity markets delivered significant investment returns for Canadian investors. Investors increased their allocation to equity-oriented products and to global/international products after several years of an income-oriented focus. Announced changes to tax legislation provided investors pause in the income trust arena, as the favourable tax treatment for this structure will be eliminated in 2011 if the legislation is passed.

The important role of an adviser in helping Canadians with their financial planning needs became more evident in 2006. The Investment Fund Institute of Canada (IFIC) published its first annual mutual fund investor survey in September 2006 indicating that 85 per cent of mutual fund investors preferred to invest through an adviser and they highly rated the support and advice provided by their advisers. IFIC reported that as at December 31, 2006, mutual fund assets had increased by 15.8 per cent year-over-year to approximately $660 billion.

ADRIEN HÉBERT [1890-1967]

VALS-LES-BAINS › 1922

Collection of Power Corporation of Canada

Son of renowned sculptor Louis-Philippe Hébert, Adrien Hébert spent his childhood as much in Paris as in Montréal, following his father as he created bronze sculptures to adorn the facades of such important Canadian buildings as Québec's National Assembly, among others. In 1904, Hébert took courses from Dyonnet and St-Charles at the Monument National, then studied under Brymner at the Art Association of Montreal. He went back to France in 1912, where he was accepted at the École des beaux-arts in Paris. When he returned to Montréal in 1914, he began a career in teaching: for the next 37 years, he taught primarily drawing in the Montréal public school system.

While on a two-year extended sojourn through France, begun in 1922, he developed a growing interest in landscape. It was around this time that he painted this picture, an *a priori* contrast with the industrial cityscapes that Hébert began to paint after his return in 1924, and for which he would become famous. This particular painting creates a kind of harmony between the trees and the buildings it depicts. This compositional rigour reveals a pictorial approach that the artist would develop further in his later works.

Approached as a study in volume and structure, *Vals-les-Bains* abandons the traditional picturesque and anecdotal aspects of landscape painting, and more accurately conveys the focus of this sculptor's son, influenced as he was by the plans and structural studies that precede the creation of any piece of sculpture.



HIGHLIGHTS

INVESTORS GROUP

Investors Group's core business provides a broad range of financial and investment planning services to Canadians through its dedicated network of consultants across the country.

Investors Group earns revenue primarily from management fees charged to its mutual funds; fees charged to its mutual funds for administrative, trustee and other services; and distribution fees charged to mutual fund account holders. Fee income is also earned from the distribution of insurance, banking and securities services.

Investors Group distinguishes itself from its competition by offering personal financial planning to its clients within the context of long-term relationships. At the centre of this relationship is a national distribution network of consultants located in 79 regional offices and related financial planning centres across Canada.

Growth of the Investors Group consultant network continued through 2006. A further five region offices were opened. Net sales of mutual funds rose significantly from $778 million to $1.35 billion during the period and, combined with strong investment management results, assets under management grew 14.8 per cent to $58.2 billion. Investors Group continued to respond to the complex financial needs of its clients by delivering a diverse range of products and services in the context of personalized financial advice.

MACKENZIE FINANCIAL

Founded in 1967, Mackenzie continues to build an investment advisory business through proprietary investment research and portfolio management while utilizing strategic partners in a selected sub-advisory capacity. Its diversified retail distribution network continues to expand with independent financial advisers, and more recently its distribution has grown dramatically in the sub-advisory, investment advisory and high net worth markets in North America.

The company is dedicated to providing its clients with high quality, innovative investment solutions and strives to maintain strong long-term investment performance across its multiple product offerings.

Mackenzie maintained its focus on delivering consistent, long-term investment performance true to the multiple styles deployed, while emphasizing product innovation and quality through all aspects of its operations. This quality is evidenced by the strength of Mackenzie's relationships with financial advisers, its commitment to experienced and talented investment management, and its focused service to advisers and investors. Mackenzie was rewarded in 2006 by growth in assets under management in both the retail and institutional channels through net sales, investment performance, and the strategic acquisition of the Cundill Group. Total assets under management were up 23.4 per cent to $61.5 billion.

INVESTMENT PLANNING COUNSEL

Investment Planning Counsel is an integrated financial services company focused on helping Canadians achieve their financial dreams by delivering high-quality financial products, services and advice. Investment Planning Counsel is also dedicated to providing independent financial planners with the tools, products and support they need to build better businesses.

Investment Planning Counsel is one of the largest financial planning organizations in Canada. From its inception in 1996, it has continued to evolve and adapt to meet the needs and expectations of its clients and advisers.

In 2006, Investment Planning Counsel saw assets under administration increase from $8.9 billion to over $10.3 billion, an increase of 16.6 per cent, while assets under management in the Counsel Funds grew from approximately $1.9 billion to $2.2 billion in 2006, an increase of 18.7 per cent.

Investment Planning Counsel partners with over 560 advisers across the country and continues to attract others into its business model.

The relationship between IGM Financial and Investment Planning Counsel provides a solid foundation for growth and excellence. The scale, strength and expertise of IGM Financial allows Investment Planning Counsel to improve operational efficiencies in various processes, such as compliance and back-office infrastructure. The relationship enables the company to provide its advisers with a robust and stable operating environment, thereby enabling them to build stronger businesses by providing enhanced client service.

In addition to investment management solutions, advisers have access to a suite of insurance, securities and mortgage products. The broad product offering gives advisers a range of financial products to service their clients' evolving needs. Investment Planning Counsel continues to improve its product and service offering for advisers and clients. With ongoing improvements to its business fundamentals, Investment Planning Counsel continues to deliver value to advisers and clients, while building its reputation as a leading network of advisers.

IGM Financial continues to strengthen its business through a strategic focus on multiple distribution opportunities delivering high-quality advice, products, and service solutions for investors. The company's scale and investment in technology and operations continue to help it manage resources effectively and deliver benefits to investors and shareholders, as well as growth in its business.

LOOKING AHEAD

The financial planning needs of Canadians are evolving and increasing in complexity as the range of investment choices expands and the baby-boom generation nears retirement. IGM Financial is well positioned to meet this growing need—through its support of investor needs, commitment to provide quality investment advice and financial products, service innovation, and effective management of the company. The company's institutional and sub-advisory business is expanding. IGM Financial will continue to focus its businesses to deliver strong value to its clients and its shareholders.

MARC-AURÈLE FORTIN [1888-1970]

FISHERMEN'S PORT, FRANCE › circa 1936

Private collection



After studying under Ludger Larose at the École du Plateau and Edmond Dyonnet at the Monument National, Marc-Aurèle Fortin sold enough paintings that he was able to continue his studies in the United States. He left in 1909 and stayed for five years, spending time at the Chicago Art Institute, and then in New York and Boston. Fortin was interested in the American interpretation of impressionism espoused by many of his professors. Although he rejected all possible pedagogical influence, he nevertheless admitted the importance of exploring the execution of light, and worked on developing his own approach to this.

Starting in 1920, Fortin was able to earn a living from his work. When his father (a judge) died in 1933 he received an inheritance that enabled him to live abroad for two years. In 1934, therefore, at the age of 46, Fortin sailed from New York for Europe and stayed there — primarily in Italy and France — until 1935.

On this self-designated "study trip" Fortin painted a great many subjects, including portraits and façades of buildings, but mostly views of the Seine in Paris, and harbour scenes in Normandy — of Honfleur, Caen, Rouen and Le Havre. When winter came he went south to the Côte d'Azur, visiting Villefranche, Nice and a few places in northern Italy. In the spring of 1935, he travelled back up the Rhône Valley to Avignon. This voyage confirmed for Fortin that his subject matter of choice would henceforth be port or country scenes. Returning home, he declared: "The future of painting is in America. I have never allowed myself to be influenced by the Europeans' technique."



INVESTORS GROUP

Investors Group provides personal financial services to close to one million Canadians. The Investors Group portfolio includes 142 mutual funds, segregated funds and managed asset funds.

The products are distributed through Investors Group's own network of over 3,900 consultants who offer personalized service from the company's 79 region offices and related financial planning centres across Canada.

Investors Group also offers investment management, securities, insurance, banking and mortgage products and services to clients through integrated financial planning.

Providing personal financial services to close to

1 million Canadians

Mutual fund assets:

$58.2 billion

Investors Group consultants:

over 3,900



MURRAY TAYLOR

PRESIDENT AND CHIEF EXECUTIVE OFFICER,
INVESTORS GROUP INC.

Investors Group is committed to comprehensive financial planning delivered through long-term client and consultant relationships. It provides financial planning advice and services through a network of over 3,900 consultants to nearly one million Canadians.

HIGHLIGHTS

- Growth in the consultant network remains strong, increasing from 3,668 at the end of the previous year to 3,917 consultants in 2006.
- Assets under management grew by 14.8 per cent to $58.2 billion at December 31, 2006 as a result of increasing sales, declining redemption rates and strong investment performance.
- Mutual fund gross sales increased by 12.8 per cent in 2006 to $6.2 billion. Net sales of mutual funds were $1.3 billion, up 73.0 per cent from $778 million in 2005.
- Driven by the strength of its client relationships, the 12-month trailing redemption rate for Investors Group's long-term mutual funds has declined to 7.9 per cent for 2006, its lowest level on record.

REPORT ON OPERATIONS

In 2006, Investors Group continued to make progress in a number of key areas. Growth in the consultant network, combined with a further decline in its redemption rates, is evidence of client and consultant satisfaction with the service and products that are provided to meet their financial planning needs.

ALFRED PELLAN [1906-1988]

BY MOONLIGHT › 1937

National Gallery of Canada



In 1926, Alfred Pellan received one of the first arts scholarships awarded by the Québec government and was thus able to go to Paris, where he began studying at the École supérieure des beaux-arts. He escaped from the rigorous discipline imposed by the school by regularly visiting art galleries. There, he was exposed to the exceptional artistic vitality coursing through the French capital at a time when it was in the forefront of the avant-garde, and cubism and surrealism held sway.

Pellan's 14-year sojourn in the City of Light enabled him to come into contact with many important figures in modern art, including his idol, Picasso, whom he met in January of 1937 at the latter's 7 Rue des Grands-Augustins studio. Of that encounter, which took place a few months before he painted this picture, Pellan would say: "It provided an exceptional challenge, a marvellous point of departure and a real stimulus to paint. Work enables one to deal with the dangers posed by fascination and influences."

In February 1937, Pellan saw an exhibition of Fernand Léger's work at the Paul Rosenberg Gallery in Paris. *By Moonlight* reveals the confluence of influences Pellan absorbed from the work of these two great masters: from Picasso, the theatrical nature of the composition and the profusion of colourful planes; from Léger, the use of pure colours. Pellan also succeeded in introducing his own surrealist vocabulary. His moon is surrounded by faces, profiles and numerous eyes. These visages, painted in dark, night-time colours, play on our perception of contrasts.



CONTINUED STRENGTH

Growth of the Investors Group consultant network continued in 2006. During 2006 Investors Group added five new region offices, bringing its expansion over the last two years to 12 such offices. Ten consecutive quarters of continuous growth since mid-2004 is to some degree the result of the improvements to its training and support programs that occurred in 2003 and 2004. Since June 30, 2004, the consultant network has expanded by 22 per cent, from 3,207 to 3,917 at December 31, 2006.

As part of Investors Group's commitment to growth, the company continued to focus on developing a strong and experienced leadership team across the country. In addition to increasing the number of individuals in field management roles, leaders were also provided additional opportunities for management training and peer-to-peer coaching. There were also positive results from the online system for division directors that tracks new consultant effectiveness and assists field management with identifying coaching and mentorship opportunities.

Investors Group continued to support consultants with high-quality training programs in 2006. New consultants refined their skills through an emphasis on field-based training delivered by experienced field leadership and mentorship from successful senior consultants. Investors Group's annual APEX conference offers advanced financial planning and practice management training to over 1,300 consultants each year. The company's commitment to training and support is integral to its consultants' ability to deliver effective financial advice in an increasingly complex market.

Investors Group's culture provides consultants with an entrepreneurial environment and unique support structure to deliver personalized service and knowledgeable advice to its clients.

PRODUCTS FOR AN EVOLVING MARKETPLACE

The financial planning needs of Canadians are growing in complexity. Investors Group provides an industry-leading range of products and services to meet these diverse needs. It offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

In addition to its $58.2 billion in mutual fund assets, Investors Group has helped its clients establish $41.3 billion in insurance coverage in force and $6.1 billion in banking and mortgage loan balances.

Investors Group's Symphony Strategic Investment Planning supports consultants in building optimized risk-adjusted portfolios for clients, and provides enhanced reporting features. Net flows to the Symphony-based Alto and Allegro Portfolios increased 19.8 per cent year-over-year.

The company applies its experience and expertise in product development and investment management to bring timely and innovative funds to Canadian investors. Through its own international team of investment professionals and relationships with external investment advisers, Investors Group provides clients with access to a wide range of investment advisory services. Clients can take advantage of the opportunity to diversify their holdings across fund managers, asset categories, investment styles, geography, capitalization and sectors through portfolios customized to meet their objectives.

Fund launches this year focused on the growing capital and cash flow requirements of an aging population, as well as on areas of investment management strength. This included the introduction of the Investors Global Dividend Fund at the end of 2005, followed by the Investors Canadian Growth Fund and the IG Mackenzie Maxxum Canadian Equity Growth Fund in July and the Investors Greater China Fund in August.

In September, the Investors Group Charitable Giving Program was introduced. One of the few programs of its kind in Canada, the program offers the opportunity for many Canadians to build an enduring charitable giving legacy.

Investors Group continues to be a leader in the distribution of life insurance in Canada. During 2006, Investors Group strengthened its focus on insurance, introducing an enhanced insurance training program for both new and experienced consultants. Investors Group continued to see increases in the licensing rates of new consultants. Distribution of insurance products is enhanced through insurance specialists throughout Canada who assist consultants with the selection of insurance solutions.

Investors Group's commitment to the ongoing evolution and expansion of its product and service offering enhances the company's ability to deliver comprehensive financial planning to meet the evolving personal financial needs of its clients.

BUILDING COMMUNITIES

In 2006, Investors Group expanded its support of the communities in which its employees, consultants, and clients live and work. Consultants and employees continued to donate their time and expertise to hundreds of charitable organizations.

The spirit of volunteerism has been strong and continues to be recognized throughout the country. New programs to recognize employees who volunteer their personal time to help various community programs and activities were introduced in 2006.

Corporately, Investors Group has a long association with United Way and its support of local campaigns in communities across Canada. The company is also a major supporter of Imagine Canada and Volunteer Canada in encouraging charitable giving and volunteerism by Canadian companies. In addition, Investors Group supports the Canadian Association of Food Banks through *Food for Thought*, a national campaign of local initiatives to raise awareness about hunger-related issues.

Investors Group's long-standing commitment to corporate citizenship is rooted in the strong, enduring relationships it has developed with people in the communities in which it operates.

BUILDING ON STRENGTH

Investors Group continues to focus on its strengths as building blocks for the future. In 2006, the consultant network growth, the active engagement of its 1,600 employees, the continual refinement of the financial planning process, and the expansion of its product and service offering demonstrated the company's ongoing commitment to meet the evolving financial needs of Canadians.

EDWIN HOLGATE [1892-1977]

THE DISPERSAL HUT, 403 SQUADRON, KENLEY, SURREY › circa 1944

Canadian War Museum

Beginning in 1904, Edwin Holgate learned the fundamentals of his craft under Brymner at the Art Association of Montreal. Eight years later he left for Paris, where he attended the open workshop of La Grande Chaumière. The young artist was travelling in Russia when World War I broke out; he returned to Canada and enrolled in the 5th Canadian Division Artillery, with which he would serve in France from 1916 to 1919. In order to complete his artistic training, Holgate made a second trip to France in 1920, accompanied by his wife. He returned to Canada in 1922, and set up his studio in Montréal, where he developed his talent as a portrait and landscape painter. The Group of Seven welcomed him into their ranks in 1931.

Holgate, who was 47 when World War II began, enlisted again. This time, he held the rank of Flying Officer and served on the British RCAF bases in Kenley and Leeming. In 1943 he was named an official war artist. At the Kenley air base he had the opportunity to "paint men under duress," as he would later declare.

The Dispersal Hut, 403 Squadron, Kenley, Surrey was painted from a number of sketches made at that base, which was reserved for Spitfire combat aircraft — such planes can be seen through the windows. The painting, which uses a descriptive approach that differs from his usual style, reveals Holgate's humanist views in that it focuses more on the airmen than on either weapons or scenes of combat and desolation. The on-site sketch differs little from the final work, except for the addition of two officers taken from other sketches: one standing on the left, and one asleep in an armchair on the right.



MACKENZIE FINANCIAL

Mackenzie provides investment advisory and related services through a diversified array of investment products to more than 1.4 million Canadian investors.

Mackenzie has an extensive distribution network, with over 30,000 relationships with independent financial advisers across Canada and an expanding number of relationships in the sub-advised, institutional and high net worth channels in North America.

Providing investment advisory services to more than

1.4 million Canadian investors

Total assets under management:

$61.5 billion

Independent financial advisers:

over 30,000



CHARLES R. SIMS

PRESIDENT
AND CHIEF EXECUTIVE OFFICER,
MACKENZIE FINANCIAL CORPORATION

Founded in 1967, Mackenzie continues to build an investment advisory business primarily through proprietary investment research and experienced portfolio management. Mackenzie's diversified distribution network continues to expand amongst independent financial advisers and, more recently, has grown dramatically in the sub-advised, institutional and high net worth markets in North America.

This year marks the 40th anniversary of Mackenzie Financial Corporation, and MRS is celebrating 25 years of service. The company is dedicated to providing clients with high-quality, innovative investment solutions and strives to maintain strong long-term investment performance across its multiple product offerings. Mackenzie is proud of its track record, its people and its business.

HIGHLIGHTS

- As at December 31, 2006, total assets under management were $61.5 billion, up 23.4 per cent from the prior year-end. Institutional, sub-advised and other assets under management increased to $14.9 billion, up 80.9 per cent from the prior year.
- During 2006, Mackenzie continued to build and develop relationships within the retail and institutional channels. Total sales in retail, sub-advised and institutional products were $11.7 billion versus $11.1 billion in 2005, an increase of 5.6 per cent.
- Mackenzie acquired the assets of Cundill Investment Research Ltd. and related entities (the Cundill Group) on September 22, 2006, which added $3.3 billion in institutional and high net worth assets and solidified the long-standing relationship between the two organizations, which began in 1998 in the retail channel in Canada.

ALEX COLVILLE [1920-]

INFANTRY, NEAR NIJMEGEN, HOLLAND › 1946

Canadian War Museum

Alex Colville was born in 1920 in Toronto, the son of a Scottish engineer and an Ontario milliner. The family moved to Amherst, Nova Scotia, when Alex was nine years old. As a young man, he hesitated between going into law or political science, but finally went into the Fine Arts program at Mount Allison University in 1938. After graduating, he enrolled in the Canadian Army as an infantry officer.

Colville was one of 31 war artists who, in 1944, were commissioned to work under Canada's Second World War Art Program, launched in January of the previous year by Vincent Massey, Canada's High Commissioner to London. He was charged with painting the naval and ground troops posted in the Mediterranean and Northern Europe. The works war artists produced were important because they were a window on the war for Canadians back home; however, battlefield conditions left these men little time to complete their paintings.

Because of this, Colville made 15 sketches of the Royal Winnipeg Rifles as they marched along a muddy road in Holland in December 1944. He used his father's face and his own hands as models to paint the lead soldier in the painting, which he finished after he returned from the war. When asked about this work, the artist replied that it represents "the terrible life that they (the soldiers) had: lack of sleep and food, exposure to constant danger." He also mentioned that this painting is "an attempt at a summation: What does all this mean? One of the things that war does is speed up maturation. You are compelled to think, 'What if I am dead tomorrow?'"



- A number of innovative products were introduced in 2006, including the Mackenzie Charitable Giving Fund, which allows clients to leave a lasting legacy by creating their own charitable donor-advised account, and the Mackenzie Founders Fund, a fund of funds that combines four of its legacy funds.

REPORT ON OPERATIONS

In 2006, Mackenzie and its subsidiaries continued to focus on business growth, innovation and effectiveness. Total assets under management, a key driver in its business model, increased by 23.4 per cent over the prior year. Growth occurred in the traditional mutual fund business through asset appreciation and net sales. The company expanded the institutional, sub-advised and high net worth portion of its business with the acquisition of the Cundill Group in September and through continued net sales and asset appreciation of existing assets under management.

Mackenzie's product lineup evolved again this year with changes to increase portfolio manager flexibility to invest outside Canada within the Canadian balanced and equity portfolios, to expand its domestic and foreign income-oriented investment solutions, and to simplify the lineup for advisers and investors.

The company remained focused on the effectiveness of its service capabilities within the different lines of the business.

INVESTMENT MANAGEMENT

Under the Mackenzie banner, the company deploys a sub-branding strategy that includes Cundill, Ivy, Maxxum, Sentinel and Universal to highlight the diverse investment styles and objectives offered within its broad product lineup. The quality and depth of research, and the talent of Mackenzie's fund managers and sub-advisers have all contributed to Mackenzie's ability to provide clients with consistent long-term investment performance results.

Mackenzie's mutual fund assets under management are diversified by investment objective. This has proven to be and continues to be a core focus of the organization to develop broad investment capabilities to respond to the ever-changing economic environment within Canada. Consistent with a marketing focus of the organization over the last 12 months, foreign assets under management have increased substantially year over year in the equity, balanced and money market sectors as investors continue to look for global exposure in their portfolios.

Mackenzie's investment management expertise has attracted investment mandates from a broad institutional distribution network. Mackenzie has increased its participation in the product platforms of major chartered banks, insurance companies and in the product offerings of Investors Group, Investment Planning Counsel and other members of the Power Financial group of companies.

In partnership with Waddell & Reed, Mackenzie is now investment adviser on the largest actively managed diversified natural resource equity fund in the United States and, along with the Cundill team, provides sub-advisory services on $6.5 billion of assets in Waddell & Reed mutual funds.

The addition of the Cundill Group is an important component of Mackenzie's longer-term institutional account strategy to provide investment management through multiple distribution channels that include sub-advisory, investment advisory, and high net worth accounts.

DISTRIBUTION

Mackenzie distributes its investment products and expertise through a growing and sophisticated sales network. Today, Mackenzie's wholesale teams work with many of the more than 30,000 independent financial advisers and 1.4 million investors across Canada. The strength of Mackenzie's distribution network is built on its long-standing and expanding relationships with financial advisers and representatives across the breadth of its distribution channels. These relationships allow the company's products to be efficiently distributed through retail brokers, financial advisers, insurance agents, banks and financial institutions, giving the company one of the broadest retail distribution platforms of any investment company in Canada. More recently, the company has expanded into the institutional, sub-advised, and high net worth businesses. To support sales into institutional and specialty markets Mackenzie also deploys specialty teams in high net worth, group plans, lending products, structured products and institutional sales.

SERVICE

Mackenzie is committed to consistently delivering high-quality service to its clients, while striving to improve both level of service and cost efficiency.

Mackenzie products are distributed widely through the financial advice channel and the company is proud of the relationship it has built up with financial advisers over the last 40 years. Through the dedicated efforts of its employees, these relationships continue to grow, as Mackenzie now reaches more than 30,000 advisers and 1.4 million investors across Canada. In addition to the timely and accurate reporting of fund performance and account activity, company representatives regularly meet with advisers to gain insight and assist them in delivering investment products that help clients reach their financial goals. Advisers also benefit from ongoing education programs through Mackenzie University, which delivers leading business management and product training programs.

Mackenzie continues to provide products and services to dealers, financial advisers and their respective clients through its subsidiaries. M.R.S. Trust Company, a federally regulated trust company, provides loan and deposit products to financial advisers for their clients. M.R.S. Inc. is the largest mutual fund–carrying dealer in Canada and is a member of the Mutual Fund Dealers Association (MFDA) of Canada. M.R.S. Securities Services Inc. is a carrier for investment dealers and a discount broker for referred investors and an Investment Dealers Association member firm. M.R.S. Correspondent Corporation is an Autorité des marchés financiers–regulated dealer operating in Québec. Winfund Software Corp. is one of the largest providers of dealer and adviser software for distributors of mutual funds and insurance in Canada.

PRODUCT FOCUS

Mackenzie's product capabilities continued to expand during the year with the introduction of innovative new offerings, designed to provide clients with even more effective investment solutions. This determination to stay at the forefront of the sector through innovation was highlighted by the company's decision to introduce the Mackenzie Charitable Giving Fund, which enables individuals to create their own donor-advised account.

- The new Guided Portfolio Service allows clients and their advisers to automatically rebalance portfolios and is now offered across a broad sector of mutual funds. As well, an increasing number of products offer hedges against currency risk, and the company successfully introduced another Resource Limited Partnership.

JEANNE RHÉAUME [1915-2000]

FIESOLE › 1950

Musée d'art de Joliette

After studying at the Art Association of Montreal with Goodridge Roberts, Jeanne Rhéaume joined a group of figurative painters known as *Les Sagittaires*, who were opposed to the automatist movement. And so, in 1948, along with Pellan, Bellefleur, Dumouchel and Mimi Parent, she signed the manifesto entitled *Prisme d'Yeux*, written by Jacques de Tonnancour in reaction to Borduas' *Refus global* and his automatist disciples. In 1949, she set off for Europe with the intention of visiting its great museums.

When travelling in Italy, Rhéaume was so inspired by the Tuscan countryside that, once back in Québec, she could not stop thinking about returning there to live — which she did for 20 years, starting in 1950. Although she lived in Florence, she exhibited in both Rome and Milan and returned to Québec almost every year in order to supply her Montréal dealer, Dr. Max Stern, with paintings. Stern had been exhibiting her work at the Dominion Gallery since the early 1950s.

Although Rhéaume painted still lifes and portraits, her real passion was for landscape. In this painting of Fiesole, a town nestled into the Tuscan slopes overlooking Florence, she sensitively depicts the pure masses of the area's sober architecture, as well as the nuanced green of its hills. Never anecdotal, always adhering to the essentials, Rhéaume's style reduced her work to the most basic form of expression: portraying volumes under light. Her consistently spare brushstrokes leave patches of white canvas visible through the thin layer of green in *Fiesole*'s foreground.

Following studies in tapestry technique at Paris' Atelier des lissiers in 1970, she settled in the Tuscan countryside not far from Sienna.



- Investors were given more choice in the growing fixed-income sector, where Mackenzie launched three new funds: the Mackenzie Universal U.S. Dividend Income Fund, Mackenzie Sentinel Diversified Income Fund and Mackenzie Sentinel Income Trust Fund.
- Mackenzie also offered its clients expanded international exposure by increasing diversification across a number of its equity funds. The purchase of the Cundill Group also increased the company's flexibility in international markets.
- Mackenzie marked its 40th anniversary with the launch of the Founders Fund, which brings together four funds representing the legacy of the organization — Mackenzie Growth Fund, Mackenzie Cundill Value Fund, Mackenzie Ivy Foreign Equity Fund and Mackenzie Maxxum Dividend Fund — into one fund. Each was selected on the basis of its successful long-term track record as a founding fund within its respective brand and by how its investment style complements the other funds.
- The Mackenzie Charitable Giving Fund allows investors to work with their financial adviser to create a donor-advised account to make donations that support charities of their choice. One of only a few programs of its kind in Canada, the Mackenzie Charitable Giving Fund provides the opportunity for many Canadians to build an enduring charitable giving legacy. By making a tax-deductible donation through this program, money will be granted to the charities of their choice for years to come with considerably less expense and complexity than setting up and administering their own private foundation.
- Innovation and diversification also involved the property sector, and the Mackenzie Universal World Real Estate Class Fund was positioned to offer investors more choice in the expanding international real estate securities sector.

INVESTING IN COMMUNITIES

Mackenzie's commitment to quality and excellence extends to community involvement and is focused on three areas: corporate philanthropy, employee volunteerism, and the Mackenzie Financial Charitable Foundation, a registered charity managed principally by Mackenzie employee volunteers.

The Mackenzie Financial Charitable Foundation acts as a centralized body for charitable giving, volunteering and fund-raising programs. The Foundation's main areas of focus are health services and research, social welfare, education and poverty-related causes, with a particular emphasis on support for children and young adults.

PARGESA GROUP

Pargesa is a Europe-based holding company with interests in five world-class companies holding leading positions in their markets:

Imerys, a world leader producing specialty minerals used in a variety of industrial applications;

Total, one of the world's leading oil and gas companies, created through the merger of Total, Elf and PetroFina;

Suez, a leading industrial group providing infrastructure and global utility services in electricity, water and waste management;

Lafarge, a world leader producing cement, concrete, aggregates, and gypsum; and

Pernod Ricard, the world number 2 in wine and spirits.

Pargesa focuses its investment activity on a limited number of large Europe-based companies that offer value-creation potential for its shareholders.

Annual compound return to shareholders over fifteen years:

17.4 %

Market capitalization:

$11.2 billion

Aggregate dividends paid to shareholders over fifteen years:

$1.9 billion

JEAN PAUL RIOPELLE [1923-2002]

BACK FROM SPAIN › 1951

Collection of Power Corporation of Canada



A student of Borduas at the École du meuble, Jean Paul Riopelle moved to Paris in December 1948 after signing the *Refus global,* the automatist manifesto demanding creative freedom. He met Jackson Pollock (1912–1956) either in 1950 at the Galerie Nina Dausset in Paris, or in 1954 at the Pierre Matisse Gallery in New York. The latter exhibited works somewhat similar to Riopelle's *Back from Spain.* According to Yseult Riopelle, the artist's daughter, her father never explained exactly how he first met Pollock, whom he came to know well.

In spite of their similarities, there are noticeable differences in the two artists' respective techniques: Pollock spread his canvases out on the floor, used a technique known as "dripping" and sometimes kept only part of the painting for the final picture. Riopelle predetermined the size of his canvases, placed them against a studio wall or on an easel, and squirted paint onto them in orderly designs. Pollock created all-over compositions, unconcerned with how the various individual parts of the painting were organized. Riopelle's preoccupation with composition is evident in the distribution of the blobs of paint fanning out from a darkly coloured centre, which lends the painting depth and accentuates its power.

Part of the Power Corporation of Canada's collection, the largest single repository of the artist's work, *Back from Spain* calls to mind a series of paintings Riopelle did in the fall of 1951, when he returned to Paris after spending the summer travelling through Spain on a motorcycle. Even though he lived in France for 40 years, Riopelle enjoyed a truly international career. Representation by gallery owners Pierre Matisse in New York and Aimé Maeght in Paris as of 1953 and 1966, respectively, ensured Riopelle's visibility on both the North American and European art scenes.





AIMERY LANGLOIS-MEURINNE

MANAGING DIRECTOR,
PARGESA HOLDING S.A.

PARJOINTCO N.V.

Power Financial Corporation, through its wholly owned subsidiary Power Financial Europe B.V. and the Frère group of Belgium, each hold a 50 per cent interest in Parjointco N.V., a Netherlands-based company. Parjointco's principal holding is a 54.1 per cent equity interest (62.9 per cent of the voting rights) in Pargesa Holding S.A., the Pargesa group's parent company, based in Geneva, Switzerland.

PARGESA'S PORTFOLIO

At December 31, 2006, Pargesa had an equity interest of 48.3 per cent (50.1 per cent of the voting rights) in the Belgian holding company Groupe Bruxelles Lambert. Pargesa and GBL had shareholders' equity of $12.4 billion and $24.1 billion, respectively, at the end of 2006.

Pargesa and GBL together hold a controlling interest in Imerys, a world leader in specialty minerals. GBL also has interests in four other leading Europe-based companies: Total (oil, gas and chemicals), Suez (electricity, water and waste management services), Lafarge (cement and building materials) and Pernod Ricard (wine and spirits).

The strategy of the Pargesa group is to focus on developing and adding value to a limited number of companies in which it holds substantial interests. As at December 31, 2006, the group's interests in Total, Suez, Imerys, Lafarge and Pernod Ricard accounted for 88 per cent of Pargesa's adjusted net asset value.

In 2006 and the beginning of 2007, the developments at Pargesa and GBL can be summarized as follows:

- On March 30, 2006, Pargesa announced the issue of a 7-year convertible bond of SF660 million, including SF60 million issued to the registered shareholders of Pargesa; Parjointco, its controlling shareholder, subscribed its SF42 million share of the issue to the registered shareholders;
- Pargesa used the cash proceeds to subscribe for its share of the €709 million share issue that GBL completed in April 2006;
- On June 28, 2006, GBL sold its 25.1 per cent stake in Bertelsmann (to Bertelsmann) for cash consideration of €4.5 billion;
- In 2006, GBL invested €2.1 billion in Lafarge to increase its stake from 3.4 per cent of the capital to 15.9 per cent as at December 31, 2006 and €296 million in Suez to increase its stake from 7.3 per cent to 8.0 per cent over the same period;
- In the second half of 2006, GBL agreed to subscribe for €175 million in the second fund of Ergon Capital Partners, jointly launched in 2005 and sponsored by GBL and ING Bank. GBL and Pargesa have also agreed to invest €150 million and €50 million, respectively, in Sagard 2 Private Equity Partners, managed by Sagard S.A.S., a subsidiary of Power Corporation based in Paris.
- On January 27, 2007, GBL announced the acquisition of a 5 per cent stake (2.8 per cent as of December 31, 2006 for an investment of €0.4 billion) in Pernod Ricard, the world number 2 in wine and spirits;
- As at the date of this report, the appropriate approvals and authorisations have not yet been obtained to proceed with the friendly merger of Suez and Gaz de France announced by the Boards of these two companies in February 2006.

TOTAL

Created from the successive mergers of Total, PetroFina and Elf Aquitaine, Total is one of the world's leading oil and gas groups. With operations in more than 130 countries, its activities cover the entire oil industry chain, from Upstream — exploration, development and production — to Downstream — refining and distribution of petroleum products as well as international trading of crude oil and refined products. Total is also a major player in chemicals and is also committed to the development of renewable energy.

In Total's Upstream sector, proven hydrocarbon reserves, determined according to SEC rules, amounted to 11.1 billion barrels of oil equivalent (Bbpe) at the end of 2006 and at current production rates will last approximately 13 years. In 2006, production of hydrocarbons reached 2.36 Mbpe/d, down 5 per cent from 2005 but stable after corrections for price and group structure effects and excluding the impact of stoppages resulting from the upheaval in Nigeria. Contributions from new oil fields compensated for declines and production halts in the North Sea. Adjusted net operating income for the Upstream sector amounted to €8.7 billion, a rise of 8 per cent over 2005.

In the Downstream sector, Total is the leader in Europe and Africa. The group manages a refining capacity and markets refined products amounting to 2.7 and 3.8 million barrels per day (mb/d), respectively. It owns interests in 27 refineries and operates a network of approximately 16,500 service stations, mainly under the Total, Elf and Elan brands. In 2006, refinery volumes rose by 2 per cent to 2.5 mb/d and refinery utilization rates remained stable at 88 per cent. Adjusted net operating income for the Downstream sector amounted to €2.8 billion, a 5 per cent decline from 2005.

JEAN-PHILIPPE DALLAIRE [1916-1965]

ROUND HAT › circa 1960

Private collection



Jean-Philippe Dallaire was born in Hull and studied art in Toronto and at the Boston Museum School. In 1938, with the help of a Québec government prize for painting that he had recently received, he left for Paris. Dallaire had initially been influenced by the Cubists, but his discovery of the French surrealists — among them Jean Lurçat — would significantly affect his subsequent work. During the war he was imprisoned for five years at the Saint-Denis internment camp. In 1945 he returned to Canada and got a job as a professor, yet he continued to dream of eventually returning to France.

This painting was made during the artist's second long stay in France, begun in 1958. He established his studio in Saint-Paul-de-Vence, a medieval village on the Côte d'Azur that, starting in the 1920s, had become an artistic centre, attracting such painters as Matisse, Picasso, Léger, Calder and Chagall. Dallaire's emphasis on simplified forms no doubt arose from his increasing interest in abstraction.

The artists working in Paris at that time, later known as the "Paris School of Painters," included Riopelle, de Staël, Zao Wou-ki, Vieira da Silva and several others. These artists did influence Dallaire's work to a certain extent: he dabbled in surrealism but was essentially a figurative painter. The composition of this head-and-shoulders view recalls medieval religious paintings. However, the artist subverts the commonly accepted meaning of the leafy halo to create a divinity imbued with qualities as earthly as they are surrealist. During his stays in France, Dallaire found his subject matter — radically modified in his paintings — on regular visits to numerous museums.



Restructuring in the Chemicals branch was pursued in 2006 with the spinoff of Arkema, a listed company which included assets in chloro-chemistry, performance polymers, and intermediaries. In the field of petrochemicals, Total particularly benefited from the rapid development of its petrochemical platform in South Korea, in which it is a 50 per cent partner with Samsung. In specialty chemicals, which comprises resin and adhesive activities of Hutchinson and Atotech, the Group consolidated its position and performance through targeted internal and external growth. Adjusted net operating income for the Chemicals sector amounted to €0.9 billion versus €1.0 billion in 2005.

Consolidated sales for 2006 were €154 billion, an increase of 12 per cent over 2005.

Results for 2006 were impacted by favourable global market conditions in the oil industry. On average, the price of crude oil was up from 2005, driven by robust demand and a rate of production capacity utilization that remained high. Adjusted net income was €12.6 billion compared with €12.0 billion in 2005, an increase of 5 per cent. For 2006 as a whole, adjusted net income per share, which was boosted by a stock buyback program, was €5.44, versus €5.08 in 2005 — an increase of 7 per cent. Nearly 3 per cent of outstanding equity was bought up in 2006 at a total cost of €4.0 billion.

Net profits totalled €11.8 billion compared with €12.3 billion in 2005, a 4 per cent decline attributable to non-recurring net charges of €0.8 billion in 2006. In 2005, non-recurring elements amounted to a profit of €0.3 billion. In 2006, investments were €11.9 billion, an increase of 6 per cent over 2005 — these were distributed as 76 per cent in Upstream, 16 per cent in Downstream, and 8 per cent in Chemicals.

A distribution of a net annual dividend of €1.87 per share, a 15 per cent increase over the previous year, will be proposed at the Annual General Meeting of May 11, 2007.

SUEZ

Suez is an international industrial and services group operating in the Energy (electricity and gas) and Environment (water, waste services) sectors.

The Energy business unit of Suez focuses on the generation of electricity and heat, the trading, transmission, and distribution of electricity and gas (natural and liquefied), and the supply of energy and industrial services. Suez' strategy in Energy is centred on strengthening its positions in Europe by building from its home base (France and Benelux) in conjunction with the selective development of existing international positions and in gas (LNG).

In 2006, the group concentrated its efforts mostly on improving and expanding its production facilities, boosting sales in Europe and internationally, pursuing the rationalization of the risk profile of its portfolio, unbundling its activities in Belgium, and continuing to develop the activities of LNG. Aside from these elements, 2006 was marked by the integration of Electrabel into Suez following the successful public offering of this subsidiary that closed on December 6, 2005. Suez now owns 98.6 per cent of Electrabel, and the company has announced its intention to proceed with a public offering to buy back the remaining outstanding shares of Electrabel.

In the Environment division, Suez operates Water as well as Waste activities. In the Water sector, the group ensures the design and management of systems for producing and distributing drinking water and treating waste water, and it also carries out engineering work and supplies a wide range of services to industry. In the Waste sector, Suez is active in managing (collecting, sorting, recycling, treating, deploying and storing) industrial and domestic waste.

PARGESA GROUP

PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST AS AT DECEMBER 31, 2006


PARGESA
48.3%[1]
GROUPE
BRUXELLES
LAMBERT
3.9%
8.0%
15.9%
2.8%
26.4%
27.0%
TOTAL
SUEZ
LAFARGE
PERNOD
RICARD
IMERYS

[1] Pargesa held 50.1 per cent of the voting rights in GBL at December 31, 2006.

DISTRIBUTION OF ADJUSTED NET ASSET VALUE OF PARGESA AT DECEMBER 31, 2006


IMERYS
19%
LAFARGE
17%
PERNOD RICARD
2%
TOTAL
28%
SUEZ
22%
CASH AND OTHER ASSETS, NET
12%

PAUL-ÉMILE BORDUAS [1905–1960]

TANGO › 1955

Collection of Power Corporation of Canada



Paul-Émile Borduas' career as an artist began in 1922 when he was apprenticed to Ozias Leduc, who then specialized in painting murals for churches. Starting in 1928, he spent two years studying at the Paris studio of religious artist Maurice Denis. The young artist then returned to Montréal and began teaching at its École du meuble. He discovered the writings of one of the pioneers of surrealism, André Breton, whom he would later meet.

Borduas developed his own pictorial interpretation of that movement, which he called automatism and whose tenets were outlined in the famous *Refus global* manifesto. Automatism used the technique known as "automatic writing" to express the artist's subconscious impulses by randomly applying paint to the canvas. The subtle difference between automatism and surrealism lies in the way they respectively represent the unconscious: the automatist depicts it through spontaneous movements, giving free rein to his feelings, while the surrealist advocates a more emotionally neutral approach.

Continuing his pictorial explorations in the same direction, Borduas went to New York in 1953 and lived there until 1956. Since the end of World War II, the city had become the capital of international art, supplanting even Paris. While there, Borduas discovered abstract expressionism, the dominant artistic movement of the time. Its leading proponents were Jackson Pollock, Franz Kline and Robert Motherwell. Borduas embraced one of its main characteristics, namely the "all-over" application of paint, which blurred the distinction — hitherto present in his paintings — between form and content. This method infused his pictures with a new spontaneity and vitality.

The title of this painting evokes the swift, refined movements of the Argentinian tango. Borduas' spatula draws alternating curved and angular lines, makes slabs of impasto come together, and creates multiple layers of colour with a single quick, light, controlled gesture that infuses the painting with a dynamic lyricism.



Suez prioritizes organic growth for the development of its Environment business activities, targeting the developed countries and especially Europe. Outside Europe, the emphasis is on the most promising markets and activities, with a particular focus on opportunities with strong bases (China, USA, Australia, the Middle East, and North Africa).

In February 2006, the boards of directors of Suez and Gaz de France announced a friendly merger of the two groups in order to constitute a European leader in energy with a portfolio that will build on gas-electricity convergence and geographical complementarity. At the time this report is issued, the required authorizations and approvals had not yet been received.

In 2006, the group's sales rose by 6.7 per cent from 2005 levels to €44.3 billion. Underlying organic growth, which extended beyond effects of group structure, exchange, and changes in the price of gas, was 8.2 per cent. The share of revenues generated in Europe and North America amounted to 89 per cent of the total, with 80 per cent deriving from the European continent alone.

Gross operating income (EBITDA) totalled €7.1 billion and grew 8.8 per cent over 2005. This growth reflects improved performance in the four branches, some of which is attributable to cost-cutting measures.

Current operating income was €4.5 billion, up 15.2 per cent from 2005. Net income for 2006 was €3.6 billion, up 43.5 per cent over 2005. This includes gains on disposals of €1.1 billion, as against €1.5 billion in 2005. Suez posted a return on capital employed (ROCE) of 13.0 per cent at the end of 2006, compared with 10.7 per cent at the end of 2005. All branches contributed to this improvement.

A distribution of a net annual dividend of €1.20 per share, a 20 per cent increase over the previous year, will be proposed at the Annual General Meeting of May 7, 2007.

IMERYS

A world leader in adding value to minerals, Imerys holds leading positions in each of its sectors, namely Specialty Minerals; Pigments for Paper; Materials and Monolithics; and Refractories, Abrasives and Filtration.

Imerys mines and processes minerals from high-quality reserves on all continents. It develops solutions that improve the products or the production processes of its industrial clients. The group's products are used in many applications in everyday life, including construction, personal care products, paper, paint, plastic, ceramics, telecommunications and beverage filtration.

After many acquisitions in 2005, Imerys continued in 2006 to integrate the companies that it acquired. The group also began a major restructuring of kaolin for paper, which will enable it to develop a more competitive cost structure. The level of industrial investment remained sustained.

The sales posted by Imerys, and boosted by recent acquisitions, were €3.3 billion in 2006, an increase of 8.0 per cent. At comparable group structure and exchange rates, sales rose 3.2 per cent, with an improvement in the price/product mix and slight erosion in sales volumes.

Sales for Specialty Minerals rose 10.2 per cent to €892 million and take into account an 8.9 per cent impact related to the change in group structure, reflecting the acquisitions made at the end of the previous year. This division produces mineral and ceramic components used in a wide range of industries, including paint, plastics, adhesives, porcelain tableware, sanitaryware and floor tiles.

Sales in the Pigments for Paper division amounted to €763 million, which represents practically no change in real terms and an increase of 1.4 per cent at comparable group structure and exchange rates. This result reflects an improvement in the price/product mix and a decrease in sales volumes following plant closures by certain major European paper producers and industrial unrest that affected North American customers. Imerys produces kaolin, ground calcium carbonate (GCC) and precipitated calcium carbonate. It is the only group with reserves in all three major high-grade kaolin zones: the United States, the United Kingdom and Brazil.

The Materials and Monolithics division benefited from the strong building materials market in France and a strong demand for refractory monolithics from the steel industry. Sales for this division declined 3.2 per cent to €893 million as a result of the sale of the Larivière specialized distribution network. At comparable group structure and exchange rates, sales rose 6.4 per cent. Imerys manufactures and sells roofing and other products, primarily for the construction and renovation of single-family homes. Imerys is France's leading producer of clay roof tiles and clay bricks. Imerys products are sold across Europe, but primarily in France.

Sales for the Refractories, Abrasives and Filtration division increased 30.5 per cent to €788 million, reflecting the acquisition of World Minerals and AGS in July 2005 and 2006. At comparable group structure and exchange rates, sales were up 3.6 per cent. Imerys is the world's number one producer of minerals for refractories and abrasives. Refractories, which are raw materials or products that resist extreme temperatures, have numerous applications in industrial sectors. The group is also a producer of minerals used in beverage filtration (diatomite and perlite) and in various applications for paints and plastics.

Throughout 2006, Imerys operated on contrasting markets that were affected by reorganizations, mainly in the paper and ceramics industries. There were also cost increases, which were particularly high in the first half of the year, in addition to a slowdown in the U.S. construction market in the fourth quarter.

Imerys continued its growth in this context, and its net operating result was up 7.2 per cent, totalling €308 million. Net earnings amounted to €187 million, compared with €309 million for the preceding year. In 2006, net earnings take into account a net charge of €120 million related to an allowance for the impairment of industrial assets as well as non-recurring costs mainly related to the reorganization of the activities in the Pigments for Paper division.

Payment of a 9.1 per cent higher net dividend of €1.80 per share will be proposed at the Annual General Meeting of May 2, 2007.

LAFARGE

Operating in more than 70 countries, Lafarge holds a leading position in each of its business sectors: number one worldwide in cement, number two in aggregates and concrete, and number three for gypsum.

Lafarge's sales stood at €16.9 billion, up 16.7 per cent over 2005. At comparable group structure and exchange rates, total sales advanced 13.9 per cent under the positive influence of generally favourable market conditions and the active management of sales prices, helping to mitigate the significant increase in production and distribution costs in most of the group's markets.

For Lafarge, 2006 was a year of transformation, with the buyout of the minority interest of Lafarge North America, the sale of the roofing division (which should be completed in 2007) and the launching of the Excellence 2008 strategic plan. It was also a year of strong growth in Lafarge's results, with a favourable economic situation in its markets, strong organic growth and strict control over costs.

JEAN PAUL LEMIEUX [1904-1990]

PISA › 1965

Musée national des beaux-arts du Québec

After graduating from the École des beaux-arts de Montréal in 1934, Jean Paul Lemieux returned to settle in his hometown of Quebec City. He taught at the School of Fine Arts there from 1937 to 1965, the date of this work. That was also the year in which Lemieux gave up teaching and devoted himself exclusively to painting. The previous year, while travelling in Italy, Lemieux had discovered the work of the *quattrocento* artists and the Sienese primitives of the Italian Renaissance. Painters such as Uccello, della Francesca and Ghirlandaio were a major influence on the minimalist style that began to emerge in Lemieux's work, starting in 1951 with *The Ursulines*.

Lemieux's approach to form and content is as minimalist as his approach to space. This lends a surprisingly modern look to the highly ornate, gothic and romanesque style of Pisa's baptistry, finished in the 13th century. If the perspective of *Pisa* seems dominated by the baptistry's imposing mass, the artist nevertheless conveys an impression of space through his use of colour. By making the greys and Sienna browns of the building reflect those of the sky, Lemieux expresses a formal connection between the baptistery, a place where birth is celebrated, and the sky, or heaven, according to the Catholic faith, the ultimate end of human existence.

Pisa is thus a metaphor for man's life on Earth. The two Cardinals visible in the foreground — apparently deep in discussion — are a rare sight in Lemieux's work, which usually portrays isolated figures.



The Cement division operated against a background of surging costs for energy, transport and raw materials, which were largely offset by higher selling prices in most of its markets. Volume sales grew from 123 million tonnes to 132 million tonnes. Sales in the Cement division grew by 16.0 per cent, reaching €9.6 billion. At comparable group structure and exchange rates, sales grew by 13.9 per cent. The impact of the price increases and the product mix continued to be the primary source of this growth.

Aggregates and Concrete were impacted by the effects of higher costs. Growth stemmed primarily from the strong improvement in prices across all product lines, combined with favourable changes in volumes in certain markets, especially Western Europe and Central Europe. Investments in growing markets also contributed to the increase in sales, which totalled €6.4 billion, up 19.6 per cent over 2005. Exchange-rate variations made a positive contribution of 1.5 per cent. Changes in group structure contributed 3.9 per cent and came essentially from acquisitions completed in Central Europe and North America. At comparable group structure and exchange rates, sales rose by 14.2 per cent over 2005, with growth of 12.4 per cent in aggregates and 16.4 per cent in ready-to-use concrete.

Growth in the Gypsum division is largely attributable to the favourable change in prices in North America that continued until the end of July and to the good market environment in Western Europe. Sales grew by 10.3 per cent to total €1,632 million. At comparable group structure and exchange rates, sales rose by 11.5 per cent. It included growth in volumes of 2.5 per cent and a favourable change in price/mix, particularly in North America.

The sale of the Roofing division should be completed in the first quarter of 2007. Roofing posted sales up 7.3 per cent at €1,624 million in 2006, driven by the overall positive market in Western Europe.

The group's current operating income in 2006 rose by 23.4 per cent to €2.8 billion, with all divisions showing growth.

Net current income from continuing operations stood at €1,593 million, up 20.0 per cent. This increase takes into account the provision of €99 million for restructuring related to the Excellence 2008 plan, the increase in financial charges related to the buyout of the minority interest in Lafarge North America and the higher effective tax rate, which rose to 28.3 per cent in 2006 from 26.2 per cent in 2005.

Net income was up 25.2 per cent, reaching €1,372 million, compared with €1,096 million in 2005. Distribution of a net dividend per share of €3.00, an increase of 17.6 per cent compared with 2005, will be proposed at the Annual General Meeting of May 3, 2007.

PERNOD RICARD

Since the creation of Pernod Ricard in 1975, significant organic growth and numerous acquisitions, including Seagram in 2001 and Allied Domecq in 2005, have enabled the company to become the number 2 in wine and spirits.

Firmly established on every continent, with good positioning in the emerging countries of Asia and South America, the group produces and distributes a range of wines and spirits under 15 strategic brands, 30 local market-leading brands and a large number of regional brands. The group's main brands are in spirits — Ricard, Ballantine's, Chivas Regal, Malibu, Stolichnaya, Havana Club, Beefeater, Kahlua, Jameson, Martell and The Glenlivet — and in wines — Jacob's Creek, Montana and Mumm / Perrier Jouët (champagne).

In 2006, Pernod Ricard merged the brands acquired from Allied Domecq into its own organization while maintaining its decentralized model, which is based on the co-existence of management-by-brand and management-by-distributing subsidiary. They strengthened the group's positions through:

› a rebalancing of the portfolio in favour of products showing strong growth (liqueurs, white spirits, New World wines), together with an increase in the Premium positioning of the Pernod Ricard line (whisky, cognac, champagne);

› an increased focus on the 15 new strategic brands;

› an extension of the distribution network to countries where Pernod Ricard's market share was smaller (Mexico, South Korea, Canada, New Zealand and Central Europe), together with a strengthening of structures in the countries showing strong growth (the United States, China, Russia).

The results shown here refer to June 30, 2006, the closing date of fiscal year 2005/2006.

As at June 30, 2006, sales for the new group stood at €6.0 billion, a rise of 68 per cent. The sales for Pernod Ricard's historical portfolio stood at €3.7 billion, including organic growth of 4.4 per cent. From a geographic point of view, growth was stronger in the Americas and in Asia/Rest of the World than in Europe:

› The Asia zone, with sales up 9.6 per cent, is the most dynamic zone in the world and the driver of the group's growth. It experienced spectacular growth in China, where volumes were up 50 per cent.

› The Americas zone, with sales up 6.7 per cent, benefited the most from the acquisition of Allied Domecq. Pernod Ricard strengthened its positions and now occupies the number one position in Latin America, a market showing constant growth.

› Europe, excluding France, was down 1.6 per cent. It is the group's leading region, with more than 30 per cent of total volumes. This region posted contrasting results this year, due to difficult market conditions.

› The French market saw continued deceleration in consumption. Despite a decline of approximately 1 per cent for the year, the end of the year was marked by a return to positive organic growth.

Current operating income totalled €1.2 billion, up 72 per cent. This performance benefited from the acquisition of Allied Domecq, the realization of synergies and the decline in the structure costs. Net current income totalled €711 million, a rise of 49.4 per cent. Net income totalled €639 million, a rise of 32.1 per cent.

Shareholders at the Annual General Meeting of November 7, 2006 agreed to the distribution of a net dividend per share of €2.52, an increase of 17 per cent compared with 2005.

As at December 31, 2006 (the first half of fiscal year 2006/2007), sales were up 7.3 per cent, reaching €3.5 million. This growth results from organic growth of 9.7 per cent, unfavourable variation in exchange rates of 2.7 per cent and a change in group structure of 0.7 per cent. Spirits showed organic growth of 12.5 per cent, mostly due to the strong performance of Asia/Rest of the World and of the Americas. Sales in the wines sector were down 1.1 per cent following the decline in the Australian brands of wine.

FREDERICK BOURCHIER TAYLOR [1906-1987]

THE CHURCH OF SAN JUANITO, OAXACA, MEXICO › 1957

Private collection

A native of Ottawa, Frederick Bourchier Taylor was born into a family of prosperous bankers on his mother's side, and career military officers on his father's. He divided his time between England and Canada before settling in Montréal to study at McGill University, graduating with a degree in architecture in 1930. Taylor was a brilliant student and an accomplished athlete, winning several boxing and skiing competitions. He was first exposed to engraving in 1932 and, through this, discovered his vocation as a painter.

In 1934 he went to London and, until 1937, studied painting and engraving at Goldsmith's College of Art, at the London Central School of Arts & Crafts and at the Byam Shaw School of Drawing, Painting & Design. His background in architecture gave him a strong and enduring interest in the geometry of buildings and structures in general, which are ubiquitous in his paintings. Engraving taught him the importance of attention to detail, which is particularly evident in the urban scenes characteristic of his work.

Taylor painted this picture after several visits to Mexico, during which he explored numerous cities such as San Juanito, located in the southern state of Oaxaca. It shows a 16th-century colonial church, the precisely rendered architecture of its façade enhanced by the rosy rays of the setting sun. The artist indicates the church's scale by adding a few small figures to his work. Taylor's exposure to Mexican influences enriched his work with new and colourful architectural forms. He settled in Mexico City in 1960, and died there in 1987.



REVIEW OF FINANCIAL PERFORMANCE
TABLE OF CONTENTS

MARCH 21, 2007

This Annual Report is designed to provide interested shareholders and others with selected information concerning Power Financial Corporation. For further information concerning the Corporation, shareholders and other interested persons should consult the Corporation's disclosure documents such as its Annual Information Form and Management's Discussion and Analysis of Operating Results. Copies of the Corporation's continuous disclosure documents can be obtained at www.sedar.com, on the Corporation's Web site at www.powerfinancial.com, or from the office of the Secretary at the addresses shown at the end of this report.

FORWARD-LOOKING STATEMENTS › Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's, its subsidiaries' or affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial, its subsidiaries or affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their businesses, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions, and the Corporation's, its subsidiaries' or affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

Overview

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds, together with the Frère group of Belgium, an interest in Pargesa Holding S.A. (Pargesa).

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG), and their subsidiaries.

At the end of December 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels.

Investors Group, through a network of over 3,900 consultants nationwide (at December 31, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

Mackenzie is a leading investment management firm that was founded in 1967. Mackenzie provides investment advisory and related services. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial services company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is the fifth largest financial planning firm in Canada.

At the end of December 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco, which at the end of December 2006 held a 54.1% equity interest in Pargesa, representing 62.9% of the voting rights of that company. As previously disclosed, on March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa has used the proceeds of the offering to subscribe for its 50% share of the €709 million capital increase of Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which were fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL. As of December 31, 2006, its portfolio was composed of interests in various sectors, including oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; cement and building materials through Lafarge, in which GBL made its first investment during the second part of 2005; and in wine and spirits through Pernod Ricard, in which GBL made its initial investment in the latter part of 2006. On January 26, 2007, GBL reported that it held a 5% interest in Pernod Ricard.

As previously disclosed, GBL sold to Bertelsmann its 25.1% equity interest in that company for cash consideration of €4.5 billion, generating a gain of approximately €2.4 billion for GBL. The transaction closed on July 4, 2006. The impact of this gain on Power Financial's non-operating earnings in the third quarter of 2006 was $356 million.

Outstanding Number of Common Shares

As of March 21, 2007, there were 704,813,680 common shares of the Corporation outstanding, unchanged from December 31, 2006 and December 31, 2005.

Basis of Presentation and Summary of Accounting Policies

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

Inclusion of Pargesa's Results

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio currently consists primarily of investments in Imerys, Total, Suez, Lafarge and Pernod Ricard, which are held by Pargesa directly or through GBL. The contribution from Total, Suez and Lafarge to GBL's earnings in 2005 and 2006 consists of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after Lafarge paid its annual dividend). Pernod Ricard did not contribute to earnings in 2006 as GBL made its initial investment in the latter part of 2006. As a consequence of the sale by GBL of its 25.1% equity interest in Bertelsmann in early July 2006, Bertelsmann ceased to contribute to Pargesa's earnings after the end of June 2006.

As already disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005, and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of "Other income" in the Corporation's financial statements.

Results of Power Financial Corporation

This section is an overview of the results of Power Financial. In this section, consistent with past practice, the contributions from Lifeco and IGM, which represent most of the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings, and is intended to assist readers in their analysis of the results of the Corporation. See Note 26 to Power Financial's consolidated financial statements.

NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided in this section into the following components:

- operating earnings; and
- other items, which includes, but is not limited to, the impact on the Corporation's net earnings of Other income as presented in the Corporation's Consolidated Statements of Earnings (net of income tax and non-controlling interests, if any).

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" exclude the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by Lifeco or IGM.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

TWELVE MONTHS ENDED DECEMBER 31			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	3,624		3,624	3,388	(53)	3,335
Share of earnings of affiliate	126		126	121		121
Earnings before other income, income taxes and non-controlling interests	3,750		3,750	3,509	(53)	3,456
Other income [charges]		345	345		(11)	(11)
Earnings before income taxes and non-controlling interests	3,750	345	4,095	3,509	(64)	3,445
Income taxes	951	(14)	937	904	(10)	894
Non-controlling interests	997	6	1,003	911	(21)	890
Net earnings	1,802	353	2,155	1,694	(33)	1,661
Per share	2.46	0.50	2.96	2.33	(0.05)	2.28

THREE MONTHS ENDED DECEMBER 31			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	900		900	894	(20)	874
Share of earnings of affiliate	32		32	39		39
Earnings before other income, income taxes and non-controlling interests	932		932	933	(20)	913
Other income [charges]		2	2			
Earnings before income taxes and non-controlling interests	932	2	934	933	(20)	913
Income taxes	210	–	210	241	(2)	239
Non-controlling interests	250	–	250	242	(9)	233
Net earnings	472	2	474	450	(9)	441
Per share	0.65	–	0.65	0.61	(0.01)	0.60

Review of Financial Performance

EARNINGS SUMMARY – CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	TWELVE MONTHS ENDED DECEMBER 31				THREE MONTHS ENDED DECEMBER 3			
	2006		2005		2006		200	
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PE SHAR
Contribution to operating earnings from subsidiaries and affiliate	1,871		1,774		488		469	
Results from corporate activities	(54)		(65)		(12)		(15)	
Sub-total	1,817		1,709		476		454	
Dividends on preferred shares, Series C and J	(15)		(15)		(4)		(4)	
Operating earnings[2]	1,802	2.46	1,694	2.33	472	0.65	450	0.6
Other items	353	0.50	(2)	–	2	–		
Share of specific charge recorded by Lifeco	–	–	(31)	(0.05)			(9)	(0.0
Net earnings	2,155	2.96	1,661	2.28	474	0.65	441	0.6

[1] Before dividends on perpetual preferred shares issued by the Corporation, which amounted to $70 million and $55 million in the twelve-month periods ended December 31, 2006 and 2 respectively, and to $19 million and $17 million in the three-month periods ended December 31, 2006 and 2005, respectively.

[2] Operating earnings per share are calculated after deducting dividends on perpetual preferred shares from operating earnings.

OPERATING EARNINGS

Operating earnings for the year ended December 31, 2006 were $1,802 million, or $2.46 per share, compared with $1,694 million or $2.33 per share in 2005. This represents a 5.7% increase on a per share basis.

For the three-month period ended December 31, 2006, operating earnings were $472 million or $0.65 per share, compared with $450 million or $0.61 per share in the same period in 2005, for an increase of 4.7% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 5.5% in 2006, from $1,774 million to $1,871 million. For the fourth quarter in 2006, compared with the corresponding period in 2005, the increase was 4.1%, from $469 million in 2005 to $488 million in 2006.

› Lifeco's contribution to Power Financial's operating earnings was $1,319 million for the twelve-month period in 2006, compared with $1,269 million for the corresponding period in 2005. For the fourth quarter, the contribution from Lifeco to operating earnings was $345 million in 2006, compared with $329 million in 2005.

  Lifeco reported net earnings attributable to common shareholders of $1,875 million or $2.104 per share in 2006, compared with earnings, before adjustments described below, of $1,802 million or $2.022 per share in 2005. This represents an increase of 4% on a per share basis. For the fourth quarter, Lifeco reported net earnings of $491 million or $0.550 per share in 2006, compared with earnings, before adjustments, of $469 million or $0.526 per share in 2005, an increase of 5% on a per share basis.

  Lifeco's earnings before adjustments in 2005 excluded (i) the after-tax impact of restructuring costs related to the acquisition of Canada Life, which amounted to $17 million after tax or $0.019 per share in the twelve-month period, and nil in the fourth quarter, as well as (ii) a charge of $43 million after tax or $0.048 per share in 2005, and $13 million after-tax or $0.014 per share in the fourth quarter, related to provisions for expected losses arising from hurricane damage. Power Financial's share of these items was excluded from operating earnings. Including the impact of restructuring costs and provisions for expected losses noted above, Lifeco's net earnings attributable to common shareholders were $1,742 million or $1.955 per share 2005, and $456 million or $0.512 per share in the fourth quarter 2005. On a per share basis, this represents increases of 8% and 7 respectively, for the twelve-month and three-month periods enc December 31, 2006, compared with the same periods in 2005.

› The contribution from IGM to Power Financial's operating earnir was $426 million in 2006, compared with $384 million for the sa period in 2005. For the three-month periods ended December 31, contribution from IGM to operating earnings was $111 million in 20 compared with $101 million in 2005.

  IGM reported in 2006 earnings attributable to common sharehold excluding the item mentioned below, of $763 million or $2.85 per sh on a diluted basis in 2006, compared with $682 million or $2.56 per sh in the same period in 2005, an increase of 11.3% on a per share ba

  The figures above exclude, in 2006, a $13.7 million ($0.05 per sha non-cash income tax benefit recorded by IGM in the second quar Including this item, net earnings to common shareholders w $777 million or $2.90 per share in 2006. Power Financial's share this item was excluded from IGM's contribution to the Corporatio operating earnings.

  For the fourth quarter, IGM reported earnings attributable to comm shareholders of $200 million or $0.75 per share in 2006, compa with $177 million or $0.66 per share in 2005, for an increase of 13 on a per share basis.

› The contribution from the European affiliate to Power Financi operating earnings was $126 million in 2006, compared with $121 mill in the corresponding period in 2005. As noted above, as a con quence of the sale by GBL of its interest in Bertelsmann, the res of Pargesa starting in the third quarter of 2006 no longer includ contribution from this company. Pargesa's operating results for 2 were SF539 million compared with SF509 million in 2005, which refle in particular an increase in the contribution from all main holdir the impact of dividends received for the first time from Lafar higher dividends received, as well as improved results from corpor activities, partly offset by the fact that Bertelsmann contributed only six months in 2006.

The contribution from Parjointco in 2006 continued to be affected by the strengthening of the Canadian dollar against the Swiss franc, on an average basis.

For the three-month periods ended December 31, the contribution was $32 million in 2006, compared with $39 million in 2005.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities, before dividends on preferred shares Series C and J, were net charges of $54 million and $65 million in 2006 and 2005, respectively. The variance reflects, in particular, higher income from investments in 2006 compared with 2005, resulting primarily from an increase in both average cash balances and returns, and lower interest expense, resulting primarily from the repayment of the $150 million debentures in early January 2006.

For the fourth quarter, corporate results were a net charge of $12 million in 2006, compared with a net charge of $15 million in the corresponding period in 2005.

Dividends on preferred shares, Series C and J, which are classified as financing charges, amounted to $15 million and $4 million in the twelve-month and three-month periods, respectively, of both 2006 and 2005.

OTHER ITEMS

For the twelve-month period ended December 31, 2006, other items not included in operating earnings were a net profit of $353 million or $0.50 per share, consisting principally of Power Financial's share of non-operating earnings of Pargesa, as well as its share of the tax benefit recorded by IGM in the second quarter. Power Financial's share of non-operating earnings of the European affiliate was $341 million for the twelve-month period, including primarily an amount of $356 million or $0.50 per share, representing the impact of the gain recorded by Power Financial in the third quarter in connection with the sale by GBL of its interest in Bertelsmann.

Other income for the quarter ended December 31, 2006 was $2 million.

In 2005, other items were a charge of $2 million (nil in the fourth quarter), and included Power Financial's share of restructuring costs recorded by Lifeco, as well as its share of Pargesa's estimated non-operating earnings.

SHARE OF SPECIFIC CHARGE RECORDED BY LIFECO

In 2005, Power Financial recorded a specific charge of $31 million or $0.05 per share ($9 million or $0.01 per share in the fourth quarter), representing the Corporation's share of a $43 million after-tax charge recorded by Lifeco ($13 million in the fourth quarter) related to provisions for expected losses arising from hurricane damage. There were no such charges in 2006.

NET EARNINGS

Net earnings were $2,155 million or $2.96 per share in 2006, compared with $1,661 million or $2.28 per share in 2005. For the fourth quarter ended December 31, net earnings were $474 million or $0.65 per share in 2006, compared with $441 million or $0.61 per share in 2005.

Financial Position, Liquidity and Capital Resources

CONDENSED SUPPLEMENTARY BALANCE SHEET

DECEMBER 31	2006	2005	2006	2005
	CONSOLIDATED BASIS			EQUITY BASIS[1]
Assets				
Cash and cash equivalents	5,138	4,642	730	613
Investments at equity	2,137	1,501	11,592	9,807
Other investments	94,665	86,836		
Other assets	28,481	17,917	81	73
Total	130,421	110,896	12,403	10,493
Liabilities				
Policy liabilities				
Actuarial liabilities	89,363	71,263		
Other	4,488	4,023		
Other liabilities	12,345	14,247	431	395
Preferred shares of the Corporation	300	300	300	300
Preferred shares of subsidiaries	1,325	1,356		
Capital trust securities and debentures	646	648		
Debentures and other borrowings	3,319	3,377	250	400
	111,786	95,214	981	1,095
Non-controlling interests	7,213	6,284		
Shareholders' equity				
Perpetual preferred shares	1,400	1,200	1,400	1,200
Common shareholders' equity	10,022	8,198	10,022	8,198
Total	130,421	110,896	12,403	10,493
Consolidated assets and assets under administration	339,931	286,287		

[1] Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

CONSOLIDATED BASIS

The consolidated balance sheets include Lifeco's and IGM's assets and liabilities.

Total assets increased to $130,421 million at December 31, 2006, compared with $110,896 million at December 31, 2005. The increase in assets is mainly attributable to Lifeco and results primarily both from the acquisition of approximately $10.2 billion of payout annuities business from The Equitable Life Assurance Society in the United Kingdom, as well as an increase of $8.0 billion in invested assets. Preferred shares of the Corporation included in liabilities represent the two series of soft-retractable preferred shares (Series C and J), while preferred shares of subsidiaries represent soft-retractable preferred shares issued by Lifeco and IGM. Perpetual preferred shares issued by subsidiaries, totalling $1,253 million at December 31, 2006, are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's assets under management, at market values. The market value of Lifeco's segregated funds was $90 billion at the end of December 2006, compared with $75 billion at the end of 2005. IGM's assets under management at market value, including those of Mackenzie and Investment Planning Counsel, were $119 billion at December 31, 2006, compared with $100 billion at the end of 2005.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's Shareholders' equity, and is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $730 million at the end of December 2006, compared with $613 million at the end of 2005. In 2006, Power Financial repaid the $150 million principal amount of its 7.65% debentures, which matured on January 5, 2006, and issued in the third quarter perpetual preferred shares, Series L, for gross proceeds of $200 million.

In managing its own cash and cash equivalents, Power Financial may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions. At December 31, 2006, 99% of the $730 million of cash and cash equivalents were denominated in Canadian dollars.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $1,785 million to $11,592 million at the end of December 2006, compared with $9,807 million at the end of 2005. This increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received, for a net amount of $1,365 million; and
- a net $434 million positive variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and in Pargesa. The net positive variance reflects the decrease of the Canadian dollar versus European currencies at December 31, 2006 compared with December 31, 2005.

Debentures issued by the Corporation amounted to $250 million at December 31, 2006, consisting of the 6.90% debentures due March 11, 2033. At December 31, 2005, the amount of debentures outstanding was $400 million and included the $150 million 7.65% debentures that were repaid on January 5, 2006.

Cash Flows

CONSOLIDATED CASH FLOWS

	TWELVE MONTHS ENDED DECEMBER 31		THREE MONTHS ENDED DECEMBER 31	
	2006	2005	**2006**	2005
Cash flow from operating activities	**4,443**	4,528	**926**	676
Cash flow from financing activities	**(724)**	(694)	**(238)**	(29)
Cash flow from investing activities	**(3,503)**	(2,529)	**(813)**	(525)
Effect of changes in exchange rates on cash and cash equivalents	**280**	(286)	**209**	(20)
Increase in cash and cash equivalents	**496**	1,019	**84**	102
Cash and cash equivalents, beginning of year	**4,642**	3,623	**5,054**	4,540
Cash and cash equivalents, end of year	**5,138**	4,642	**5,138**	4,642

On a consolidated basis, cash and cash equivalents increased by $496 million in the twelve-month period ended December 31, 2006, compared with an increase of $1,019 million in the corresponding period in 2005.

Operating activities produced a net inflow of $4,443 million in the twelve-month period in 2006, compared with a net inflow of $4,528 million in the corresponding period in 2005.

- For 2006, Lifeco's cash flow from operations was $3,812 million, compared with $3,951 million in 2005. The decrease in cash flow from operations is mainly due to higher payments to policyholders, offset somewhat by higher premium income and investment income. For the three-month period ended December 31, 2006, cash flow from operations increased compared with the same period in 2005, due mainly to higher premium income and investment income, partially offset by higher payments to policyholders. Cash flows generated by operations are mainly invested to support future liability cash requirements.
- Operating activities of IGM, before payment of commissions, generated $1,032 million in 2006, as compared to $942 million in 2005. Cash commissions paid were $345 million in 2006, compared with $337 million in 2005.

Cash flows from financing activities, which include dividends paid on the Corporation's common and preferred shares as well as dividends paid by subsidiaries to non-controlling interests, resulted in a net outflow of $724 million in 2006, compared with net outflows of $694 million in 2005.

Financing activities during the year ended December 31, 2006 compared to the same period in 2005 include:

› Dividends paid on a consolidated basis in 2006 of $1,167 million, compared with $996 million in 2005.

› Repayment of debentures and other borrowings of $400 million, consisting of the repayment by Power Financial of its $150 million debentures that matured in January 2006, and the repayment of $250 million of subordinated debentures by a subsidiary of Lifeco.

› Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $67 million in 2006, compared with $80 million in 2005.

› Issue of preferred shares by the Corporation in the amount of $200 million and by Lifeco in the amount of $300 million.

› Issue of subordinated debentures by a subsidiary of Lifeco in the amount of $351 million.

Cash flow from investing activities resulted in net outflows of $3,503 million in 2006, compared with net outflows of $2,529 million in the same period in 2005.

› Investing activities at Lifeco in 2006 resulted in a net outflow of $3,405 million, compared with $2,511 million in 2005.

› Investing activities at IGM were a net outflow of $98 million in 2006, compared with a net outflow of $26 million in 2005.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations, before payment of dividends, are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and taxes. The ability of Lifeco and IGM, which are also holding companies, to meet their obligations generally and pay dividends depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. As well, the capitalization of Lifeco's principal subsidiaries takes into account the views expressed by the various credit rating agencies that provide ratings related to financial strength and other measures relating to those companies. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM must also comply with capital or liquidity requirements established by regulatory authorities.

Dividends declared by Lifeco and IGM in 2006 on their common shares amounted to $0.9275 and $1.535 per share, respectively, compared with $0.810 and $1.335 per share, respectively, in 2005.

Pargesa pays its dividend annually in the second quarter. The dividend paid in 2006 amounted to SF2.15 per bearer share, compared with SF2.00 in 2005.

Shareholders' Equity

Common shareholders' equity was $10,022 million at the end of December 2006, compared with $8,198 million at December 31, 2005. The increase of $1,824 million is mainly due to:

› a $1,372 million increase in retained earnings; and

› a net $434 million positive variation in foreign currency translation adjustments, resulting primarily from the Corporation's indirect investments in Lifeco's foreign operations and in Pargesa, as explained above.

No common shares were issued by the Corporation in 2006 pursuant to the Employee Stock Option Plan, or otherwise.

Book value per common share of the Corporation was $14.22 at the end of December 2006, compared with $11.63 at the end of 2005.

On August 4, 2006, the Corporation issued 8,000,000 Non-Cumulative First Preferred Shares, Series L, carrying a 5.10% annual dividend, for gross proceeds of $200 million. As a result, the Corporation now has eight series of perpetual preferred shares outstanding with an aggregate stated value of $1,400 million, compared with seven series with an aggregate stated value of $1,200 million at the end of 2005.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Preferred shares		
Cumulative	Pfd-1 [low]	Canadian scale P-1 [Low] Global scale A-
Non-cumulative	Pfd-1 [low]	Canadian scale P-1 [Low] Global scale A-
Senior debentures	AA [low]	A+

[1] Ratings were upgraded on April 18, 2006. On February 7, 2007, Dominion Bond Rating Service placed the ratings "Under Review with Developing Implications" following the announcement by Lifeco to acquire Putnam Investments Trust [Putnam].

[2] The outlook and the Corporation's ratings are stable. On February 1, 2007, Standard & Poor's Ratings Services confirmed ratings were unaffected following the announcement by Lifeco to acquire Putnam.

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management of the Corporation, as well as management of the subsidiaries, to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. A summary of major critical accounting policies and related judgments underlying the Consolidated Financial Statements is presented below. In applying these policies, management of the Corporation and management of the subsidiaries make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance, the mutual fund and other financial services industries; others are specific to the Corporation's and its subsidiaries' businesses and operations.

The Corporation's general accounting policies are described in detail in Note 1 to the Consolidated Financial Statements. Accounting estimates are used in particular with respect to the following items:

ACTUARIAL LIABILITIES > Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The Appointed Actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the obligations of the companies to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment. In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness. Additional details regarding these adjustments and estimations can be found in Note 10 of the Consolidated Financial Statements.

INCOME TAXES > As for any group conducting its businesses in multiple jurisdictions, the Corporation and its Canadian subsidiaries are (in addition to local tax rules applicable to their foreign subsidiaries) subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the Corporation's income that will be subject to tax in Canada. Accordingly, the determination of the Corporation's provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of the Corporation and its subsidiaries recognize that interpretations they may make in connection with tax filings may ultimately differ from those made by the tax authorities. Tax planning may allow the companies to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of the provisions.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Corporation. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

If management's interpretation of tax legislation differs from that of local tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

EMPLOYEE FUTURE BENEFITS > Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for the determination of accrued benefit obligations. These estimates are discussed in Note 20 to the Consolidated Financial Statements.

GOODWILL AND INTANGIBLE ASSETS > The impairment tests on goodwill and intangible assets involve the use of estimates and assumptions appropriate in the circumstances. As at December 31, 2006, goodwill totalled $8,342 million and intangible assets totalled $2,615 million. (See Note 7 to the Consolidated Financial Statements.)

DEFERRED SELLING COMMISSIONS > Commissions paid by IGM on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. IGM regularly reviews the carrying value of the deferred selling commissions with respect to any events or circumstances that indicate impairment or that an adjustment to the amortization period is necessary.

Future Accounting Changes

Effective January 1, 2007, the Corporation will be required to comply with the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on Accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

These standards require that all financial assets be classified as available for sale, held to maturity, trading or loans and receivables. The standards require that all financial assets be carried at fair value, if determinable, in the balance sheet, except loans and receivables, including mortgages and securities classified as held to maturity, which would be carried at amortized cost using the effective interest method. Financial liabilities must be classified as either trading, which would be carried at fair value, or other, which would be carried at amortized cost using the effective interest method.

Changes in the fair value of trading securities are required to be reported in earnings, while changes in the fair value of securities that are available for sale are required to be recorded in Other Comprehensive Income until realized or impaired, at which time they are required to be recorded in the statement of earnings. All derivatives, including embedded derivatives that must be separately accounted for, except those described below, must be recorded at fair value in the balance sheet and the changes in fair value must be recorded in the statement of earnings.

Derivative instruments specifically designated as a hedge and meeting the criteria for hedge effectiveness may offset changes in fair values or cash flows of hedged items. A hedge must be designated as a cash flow hedge, fair value hedge, or a hedge of net investments in self-sustaining foreign operations. A fair value hedge requires the change in fair value of the hedging derivative and the change in fair value of the hedged item relating to the hedged risk to both be recorded in the statement of earnings. A cash flow hedge requires the change in fair value of the derivative, to the extent effective, to be recorded in Other comprehensive income, which will be reclassified to earnings when the hedged transaction impacts earnings. Any hedge ineffectiveness on a cash flow hedge must be recorded in the statement of earnings.

The Consolidated Statement of Comprehensive Income will be included in the Corporation's financial statements. Unrealized gains and losses on financial assets that will be held as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses will be recorded in the Statement of Comprehensive Income until recognized in the statement of earnings. Accumulated other comprehensive income will form part of shareholders' equity.

Securitizations

IGM's liquidity management practices include the periodic transfers of mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. During the course of 2006, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $1,302 million (2005 — $251 million). Securitized loans serviced at December 31, 2006 totalled $1,547 million, compared with $559 million in 2005. The fair value of IGM's retained interest was $43 million at December 31, 2006 and $16 million in 2005. (See also Note 5 to the Consolidated Financial Statements.)

Derivative Financial Instruments

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

The Corporation and its subsidiaries have each established operating policies and processes relating to the use of derivative financial instruments, which in particular aim at:

› prohibiting the use of derivative instruments for speculative purposes;

› documenting transactions and ensuring their consistency with risk management policies;

› demonstrating the effectiveness of the hedging relationships, and

› monitoring the hedging relationship.

The use of derivatives is monitored and reviewed on a regular basis by senior management of the companies.

As at December 31, 2006, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $10,470 million (2005 — $8,337 million), with a maximum credit risk and total fair value of $633 million and $414 million, respectively (2005 — $744 million and $651 million, respectively). Maximum credit risk represents the current market value of the instruments which were in a gain position only; fair value represents the net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See Notes 1 and 23 to the Consolidated Financial Statements for more information on the type of derivative financial instruments used by the Corporation and its subsidiaries.

There were no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2006.

Guarantees

GUARANTEES › The Corporation follows AcG-14, Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payment is remote. In addition, in the normal course of their businesses, the Corporation and its subsidiaries may enter into certain agreements, the nature of which precludes the possibility of making a reasonable estimate of the maximum potential amount the guarantor could be required to pay third parties as some of these agreements do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco's subsidiaries provide letters of credit (LOC) to other parties or beneficiaries. A beneficiary will typically hold a LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from Lifeco's subsidiaries. A LOC may be drawn upon demand. If an amount is drawn on a LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and Lifeco's subsidiaries will become obligated to repay this amount to the bank.

Lifeco, through certain of its operating subsidiaries, has provided LOC to both external and internal parties, which are described in Note 24 to the Consolidated Financial Statements.

Commitments / Contractual Obligations

The following table provides a summary of future consolidated contractual obligations.

		PAYMENTS DUE BY PERIOD			
	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	4–5 YEARS	MORE THAN 5 YEARS
Debentures and other borrowings[1]	3,319	1	2	452	2,864
Operating leases[2]	620	133	220	107	160
Purchase obligations[3]	29	20	7	2	–
Contractual commitments[4]	239	239	–	–	–
Total	4,207	393	229	561	3,024
Letters of credit — See note 5 below					

[1] Please refer to Note 11 to the Consolidated Financial Statements for further information.

[2] Includes office space and certain equipment used in the normal course of business. Lease payments are charged to operations in the period of use.

[3] Purchase obligations are commitments to acquire goods and services, essentially related to information services.

[4] Represents commitments by Lifeco. These contractual commitments are essentially commitments of investment transactions made in the normal course of operations, in accordance with its policies and guidelines, which are to be disbursed upon fulfilment of certain contract conditions.

[5] Letters of credit [LOC] are written commitments provided by a bank. Please refer to Note 25 of the Consolidated Financial Statements.

Financial Instruments and Other Instruments

The following table presents the book value and the fair value of on-balance sheet financial instruments (please refer to Note 22 to the Consolidated Financial Statements), as well as the fair value of derivative financial instruments (please refer to Note 23 to the Consolidated Financial Statements).

AS AT DECEMBER 31	2006		2005	
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	5,138	5,138	4,642	4,642
Investments [excluding real estate]	92,447	95,085	84,992	88,870
Other financial assets	14,921	14,921	4,949	4,949
Total financial assets	112,506	115,114	94,583	98,461
Liabilities				
Deposits and certificates	778	779	693	694
Debentures and other borrowings	3,319	3,805	3,377	3,888
Other financial liabilities	7,263	7,263	9,519	9,519
Total financial liabilities	11,360	11,847	13,589	14,101
Derivative financial instruments		414		651

Subsequent Event

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 million (US$550 million). In aggregate these transactions represent a value of approximately $4.6 billion (US$3.9 billion).

Lifeco expects that funding for the transaction will come from internal resources, as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The acquisition is expected to be accretive to earnings before restructuring charges in the first full year at Lifeco and Power Financial. The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.

Selected Annual Information

FOR THE YEARS ENDED DECEMBER 31	2006	2005	2004
Revenues	29,790	26,084	23,896
Operating earnings before other items [1]	1,802	1,694	1,538
per share — basic	2.46	2.33	2.11
Net earnings	2,155	1,661	1,543
per share — basic	2.96	2.28	2.12
per share — diluted	2.94	2.27	2.11
Consolidated assets	130,421	110,896	104,179
Consolidated assets and assets under administration [2]	339,931	286,287	259,833
Consolidated long-term liabilities			
Debentures and other borrowings	3,319	3,377	3,554
Shareholders' equity	11,422	9,398	8,684
Book value per share	14.22	11.63	10.97
Number of common shares outstanding [millions]	704.8	704.8	704.8
Dividends per share [declared]			
Common shares	1.0000	0.8700	0.7300
First preferred shares [3]			
Series A	1.0076	0.7691	0.7013
Series C	1.3000	1.3000	1.3000
Series D	1.3750	1.3750	1.3750
Series E	1.3125	1.3125	1.3125
Series F	1.4750	1.4750	1.4750
Series H	1.4375	1.4375	1.4375
Series I	1.5000	1.5000	1.5000
Series J	1.1750	1.1750	1.1750
Series K [4]	1.2375	0.39329	–
Series L [5]	0.6262	–	–

[1] Operating earnings and operating earnings per share are non-GAAP financial measures.

[2] Assets under administration include segregated funds of Lifeco and IGM's assets under management, at market value. The market value of Lifeco's segregated funds was $90 billion in 2006, $75 billion in 2005 and $69 billion in 2004. IGM's assets under management were $119 billion in 2006, $100 billion in 2005 and $86 billion in 2004.

[3] The Series B First Preferred Shares were redeemed in May 2003.

[4] Issued in October 2005.

[5] Issued in August 2006.

Summary of Quarterly Results

In this table, all per share amounts are presented on a post-subdivision basis.

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	9,096	7,179	7,230	6,285	7,092	5,734	6,283	6,975
Operating earnings [1][2][3]	472	439	483	408	450	414	449	381
per share — basic	0.65	0.60	0.66	0.56	0.61	0.57	0.62	0.52
Other items [2]	2	356	(5)	–	(9)	(24)	2	(2)
per share — basic	–	0.50	(0.01)	–	(0.01)	(0.03)	0.00	(0.00)
Net earnings	474	795	478	408	441	390	451	379
per share — basic	0.65	1.10	0.65	0.56	0.60	0.54	0.62	0.52
per share — diluted	0.64	1.10	0.65	0.55	0.60	0.53	0.62	0.52

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, and, starting in 2006, its share of the dividends paid by Lafarge, as well as, for the last time in 2006, Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which was considered a preferred dividend [Pargesa's share: SF37 million in 2006 and SF30 million in 2005] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez, Lafarge and Bertelsmann are received once a year, during the second quarter. Total pays its dividend in two instalments, in the second and fourth quarter.

[2] Lifeco recorded, in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Financial's share of this specific charge was $22 million or $0.03 per share in the third quarter, and $9 million or $0.01 per share in the fourth quarter of 2005. In addition, Other items in 2005 also included Power Financial's share of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

Other items also include, in the second quarter of 2006, the Corporation's share of tax benefits recorded by IGM, as well as in the third quarter of 2006, an amount of $356 million representing the impact on the Corporation of the gain recorded by GBL as a result of the sale of its interest in Bertelsmann.

[3] For a definition of this non-GAAP financial measure, please refer to Results of Power Financial Corporation — Non-GAAP Financial Measures.

POWER FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 [in millions of dollars]	2006	2005
ASSETS		
Cash and cash equivalents	5,138	4,642
Investments [Note 4]		
Shares	4,602	3,930
Bonds	65,246	59,298
Mortgages and other loans	15,823	15,118
Loans to policyholders	6,776	6,646
Real estate	2,218	1,844
	94,665	86,836
Funds held by ceding insurers	12,371	2,556
Investment in affiliate, at equity [Note 6]	2,137	1,501
Intangible assets [Note 7]	2,615	2,357
Goodwill [Note 7]	8,342	8,199
Future income taxes [Note 8]	390	460
Other assets [Note 9]	4,763	4,345
	130,421	110,896
LIABILITIES		
Policy liabilities		
Actuarial liabilities [Note 10]	89,363	71,263
Other	4,488	4,023
Deposits and certificates	778	693
Funds held under reinsurance contracts	1,822	4,221
Debentures and other borrowings [Note 11]	3,319	3,377
Preferred shares of the Corporation [Note 15]	300	300
Preferred shares of subsidiaries	1,325	1,356
Capital trust securities and debentures [Note 12]	646	648
Future income taxes [Note 8]	853	830
Other liabilities [Note 13]	8,892	8,503
	111,786	95,214
Non-controlling interests [Note 14]	7,213	6,284
SHAREHOLDERS' EQUITY		
Stated capital [Note 15]		
Perpetual preferred shares	1,400	1,200
Common shares	593	593
Contributed surplus	56	38
Retained earnings	9,621	8,249
Foreign currency translation adjustments	(248)	(682)
	11,422	9,398
	130,421	110,896

Approved by the Board of Directors

Director

Director

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2006	2005
REVENUES		
Premium income	18,724	16,058
Net investment income	6,036	5,492
Fee income	5,030	4,534
	29,790	26,084
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	20,508	17,435
Commissions	2,184	1,956
Operating expenses	3,136	3,063
Financing charges [Note 18]	338	330
	26,166	22,784
	3,624	3,300
Share of earnings of affiliate [Note 6]	126	121
Other income [charges], net [Note 19]	345	(11)
Earnings before income taxes and non-controlling interests	4,095	3,410
Income taxes [Note 8]	937	886
Non-controlling interests [Note 14]	1,003	863
Net earnings	2,155	1,661
Earnings per common share [Note 21]		
Basic	2.96	2.28
Diluted	2.94	2.27

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2006	2005
Retained earnings, beginning of year	8,249	7,267
Add		
Net earnings	2,155	1,661
Deduct		
Dividends		
Perpetual preferred shares	70	55
Common shares	705	613
Other, including share issue costs of $5 million in 2006 [$6 million in 2005]	8	11
	783	679
Retained earnings, end of year	9,621	8,249

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2006	2005
OPERATING ACTIVITIES		
Net earnings	2,155	1,661
Non-cash charges [credits]		
Increase in policy liabilities	1,560	2,969
Decrease [increase] in funds withheld by ceding insurers	386	(219)
Increase in funds held under reinsurance contracts	(141)	(543)
Amortization and depreciation	99	99
Future income taxes	48	144
Non-controlling interests	1,003	863
Other	(479)	401
Change in non-cash working capital items	(188)	(847)
Cash from operating activities	4,443	4,528
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	(419)	(353)
Perpetual preferred shares	(68)	(51)
Common shares	(680)	(592)
	(1,167)	(996)
Issue of perpetual preferred shares	200	250
Issue of common shares by subsidiaries	38	29
Repurchase of common shares by subsidiaries	(67)	(80)
Issue of preferred shares by a subsidiary	300	300
Redemption of preferred shares by subsidiaries	(31)	(10)
Issue of debentures and other borrowings	351	-
Repayment of debentures and other borrowings	(400)	(150)
Other	52	(37)
	(724)	(694)
INVESTMENT ACTIVITIES		
Bond sales and maturities	30,162	24,742
Mortgage loan repayments	2,147	2,045
Sale of shares	1,492	1,605
Real estate sales	181	200
Proceeds from securitizations	1,302	251
Change in loans to policyholders	(18)	(272)
Change in repurchase agreements	94	224
Acquisition of intangible assets [Note 2]	(140)	-
Acquisition of businesses [Note 2]	1,467	22
Investment in bonds	(33,636)	(26,010)
Investment in mortgage loans	(4,062)	(2,639)
Investment in shares	(1,781)	(2,095)
Investment in real estate	(631)	(588)
Other	(80)	(14)
	(3,503)	(2,529)
Effect of changes in exchange rates on cash and cash equivalents	280	(286)
Increase in cash and cash equivalents	496	1,019
Cash and cash equivalents, beginning of year	4,642	3,623
Cash and cash equivalents, end of year	5,138	4,642

SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	774	681
Interest paid	379	367

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED

Note 1. Summary of Significant Accounting Policies

The consolidated financial statements of Power Financial Corporation (the Corporation) have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Corporation and its subsidiaries.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. In particular, the valuation of goodwill and intangible assets, actuarial liabilities, income taxes, deferred selling commissions, pension plans and other post-retirement benefits are key components of the financial statements requiring management to make estimates. The reported amounts and note disclosures are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal subsidiaries of the Corporation are:

[a] Great-West Lifeco Inc. (Lifeco) (direct interest of 70.6%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company (GWL&A) and 100% of the common shares of The Great-West Life Assurance Company (Great-West), which in turn holds 100% of the common shares of Canada Life Financial Corporation (CLFC), which in turn owns 100% of The Canada Life Assurance Company (Canada Life), and 100% of the common shares of London Insurance Group Inc. (LIG), which in turn holds 100% of London Life Insurance Company (London Life) and

[b] IGM Financial Inc. (IGM), (direct interest of 55.9%), which holds 100% of the common shares of Investors Group Inc. (Investors Group) and of Mackenzie Financial Corporation (Mackenzie), and 76.2% of the common shares of Investment Planning Counsel.

[c] IGM holds 4.2% of the common shares of Lifeco, and Great-West holds 3.5% of the common shares of IGM.

The Corporation accounts for its investment in its affiliate, Parjointco N.V., using the equity method.

REVENUE RECOGNITION

With respect to revenues from Lifeco, premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

Lifeco's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

With respect to revenues from Lifeco, fee income is recognized when the service is performed and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts, and fees earned from management services.

With respect to revenues from IGM, management fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Administration fees are also recognized on an accrual basis when the service is performed. Distribution revenues derived from mutual funds, insurance, securities and banking transactions are recognized on a trade date basis.

Investment income is recognized on an accrual basis and is shown net of investment expenses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash, current operating accounts, overnight bank and term deposits with original maturity of three months or less, fixed-income securities with an original term to maturity of three months or less, as well as highly liquid investments with short-term maturities that are readily convertible to known amounts of cash.

INVESTMENTS

Investments, other than those held by Lifeco, are accounted for as follows:

- Investments in shares are carried at original cost plus declared dividends. Shares are written down to their fair value when an other than a temporary decline in value is identified. Gains and losses on disposal of investment in shares are recognized in Net investment income in the Consolidated Statements of Earnings.
- Investments in mortgages and other loans are carried at amortized cost plus accrued interest less an allowance for losses. An investment in mortgages and other loans is impaired when, in the opinion of management, there no longer is reasonable assurance of the timely collection of the full amount of principal and interest.

Investments held by Lifeco are accounted for as follows:

- Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Deferred net realized gains and are deferred and amortized over the period to maturity of the security sold.
- Investments in shares (equity securities) are carried at cost plus a moving average market value adjustment of $402 million ($293 million in 2005). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in Deferred net realized gains and are deferred and amortized to earnings at a rate of 5% per quarter on a declining-balance basis.
- Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $178 million ($144 million in 2005). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in Deferred net realized gains and are deferred and amortized to earnings at a rate of 3% per quarter on a declining-balance basis.

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by discounting

Note 1. Summary of Significant Accounting Policies [continued]

expected future cash flows based on expected dividends and where future cash flows cannot be readily determined, market value is estimated to be equal at cost. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

SECURITIZATIONS

IGM periodically transfers mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are accounted for as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the Consolidated Balance Sheets and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets transferred and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of IGM's retained interests, quoted market prices are used if available. However, since quotes are generally not available for retained interests, the estimated fair value is based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. Retained interests are reviewed quarterly for impairment. IGM continues to service the loans transferred. As a result, a servicing liability is recognized and amortized over the expected term of the transferred loans as servicing fees.

For all transfers of loans, the gains or losses and the servicing fee revenue are reported in Net investment income in the Consolidated Statements of Earnings. The retained interests in the securitized loans are recorded in Other assets and the servicing liability is recorded in Other liabilities on the Consolidated Balance Sheets.

DEFERRED SELLING COMMISSIONS

Commissions paid by IGM on the sale of certain mutual funds are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Corporation. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Corporation. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, for a period not exceeding 30 years. The Corporation tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

ACTUARIAL LIABILITIES

Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge Lifeco's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method (CALM). Actuarial liabilities are discussed in Note 10.

STOCK-BASED COMPENSATION PLANS

The Corporation and its subsidiaries use the fair value-based method of accounting for the valuation of compensation expense for options granted to employees. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase in Contributed surplus. When the Corporation's stock options are exercised, the proceeds, together with the amount recorded in Contributed surplus, are added to Stated capital.

REPURCHASE AGREEMENTS

Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Corporation and its subsidiaries in the management of interest rate, foreign exchange rate and equity market exposures. The Corporation's policy is not to use derivative financial instruments for speculative purposes.

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheets or to anticipated future transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

The accounting policies for derivative financial instruments used for hedging purposes correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instruments or it is no longer probable that the sale of the hedged item will occur at the date originally anticipated, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in earnings.

Non-qualifying derivatives and derivatives not designated as hedges continue to be utilized on a basis consistent with the risk management policy of the Corporation and are monitored by the Corporation for effectiveness as economic hedges even if specific hedge accounting requirements are not met.

Derivative financial instruments used by the Corporation and its subsidiaries are summarized in Note 23.

FOREIGN CURRENCY TRANSLATION

The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expenses are translated at an average of daily rates. The resulting unrealized exchange gains or losses are included in Foreign currency translation adjustments in the shareholders' equity of the Consolidated Balance Sheets. All other assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Realized and unrealized exchange gains and losses are included in Net investment income.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation and its subsidiaries maintain defined benefit pension plans as well as defined contribution pension plans for certain of its employees and advisers.

The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method pro-rated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the accrued benefit obligation less expected returns on plan assets, which are valued at market value. Past service costs, transitional assets and transitional obligations are amortized over the expected average remaining service life of the employee/adviser group. For the most part, actuarial gains or losses in excess of the greater of 10% of the beginning-of-year plan assets or accrued benefit obligation are amortized over the expected average remaining service life of the employees/adviser group. The cost of pension benefits is charged to earnings using the projected benefit method prorated on services.

The Corporation and its subsidiaries also have unfunded supplementary pension plans for certain executives. Pension expense related to current services is charged to earnings in the period during which the services are rendered.

In addition, the Corporation and its subsidiaries provide certain post-retirement health care and life insurance benefits to eligible retirees, advisers and their dependents. The current cost of post-retirement health and life benefits is charged to earnings using the projected benefit method prorated on services.

LOANS TO POLICYHOLDERS

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

FUNDS HELD BY CEDING INSURERS/ FUNDS HELD UNDER REINSURANCE CONTRACTS

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. Lifeco records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

INCOME TAXES

The Corporation follows the liability method in accounting for income taxes, whereby future income tax assets and liabilities reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are measured based on the enacted or substantively enacted tax rates which are anticipated to be in effect when the temporary differences are expected to reverse.

EARNINGS PER SHARE

Basic earnings per share is determined by dividing Net earnings available to common shareholders by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share, except that the average number of common shares outstanding includes the potential dilutive effect of outstanding stock options granted by the Corporation, as determined by the treasury stock method.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

FUTURE ACCOUNTING CHANGES

Effective January 1, 2007, the Corporation will be required to comply with the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook on Accounting for Financial Instruments. The new sections on Financial Instruments, Hedges and Comprehensive Income, including revisions to the section on Life Insurance Enterprises and many other sections, replace all previous guidance on these items issued by the CICA.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as availble for sale or held for trading are required to be recognized at fair value on the Consolidated Balance Sheet, while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Corporation to designate certain financial instruments, on initial recognition, as held for trading.

Changes in the fair value of financial instruments classified as held for trading will be reported in Net income. Unrealized gains or losses on financial instruments classified as available for sale will be reported in Other comprehensive income until they are realized or permanently impaired.

The new guidance introduces the concept of Other comprehensive income which will track unrealized gains and losses experienced on certain investments and derivative instruments, as well as the currency translation account movement. Other comprehensive income together with Net earnings provides the financial statement reader with Comprehensive income. Comprehensive income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet, including currency translation gains and losses on foreign subsidiary operations.

Note 1. Summary of Significant Accounting Policies [continued]

The Corporation will measure certain investments, primarily investments actively traded in a public market, and certain financial liabilities at their fair value. Investments backing actuarial liabilities will be classified as held for trading using the fair value option. Changes in the fair value of these investments will flow through net earnings. This impact is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net earnings. Investments backing Lifeco's shareholder capital and surplus will be classified as available for sale. Unrealized gains and losses on these investments will flow through Other comprehensive income until they are realized. Certain investment portfolios will be classified as held for trading as reflection of their underlying nature. Changes in the fair value of these investments will flow through net earnings. No change to the Corporation's method of accounting for real estate or loans is anticipated.

Derivative instruments will be recognized at their market value in the Consolidated Balance Sheet (refer to Note 23 for details of derivative financial instruments at December 31, 2006). Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument or contract must be bifurcated and recognized independently. Changes in the fair value of derivatives will be recognized in net earnings, except for derivatives designated as effective hedges.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges and changes in the fair value of the hedged items are recognized in net earnings. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other comprehensive income until the variability in cash flows being hedged is recognized in net earnings.

Life Insurance enterprises will no longer defer net realized gains on financial instruments (bonds, shares, and mortgages), nor will they be allowed to carry investments in shares at cost plus a moving average market value adjustment for unrealized gains and losses. Deferred net realized gains on bonds, shares, and mortgages, carried on the balance sheet at December 31, 2006, will be transferred to surplus on transition to the new rules. At December 31, 2006, deferred net realized gains totalled $2,821 million, or $2,628 million excluding real estate. Included in this total is $118 million of losses realized on bonds, shares and mortgages that supported shareholders' capital and surplus.

The new accounting guidance is expected to contribute to volatility within certain statement of earnings line items, particularly for investment income and actuarial provisions. However, based on the Corporation's review to this point, it does not expect that the new guidance will result in a material impact on net earnings, other than as a result of the inability to continue to amortize the balance of net deferred realized unamortized gains on assets supporting shareholders' capital and surplus that will exist at the time of transition to the new accounting rules. For the year ended December 31, 2006, the amortization of net realized and unrealized gains was $619 million in total. For investments backing actuarial liabilities, the loss of amortization in connection with these assets is expected to be largely offset by corresponding changes in the actuarial liabilities which will also flow through net earnings. Included in this amount is $92 million of amortization in connection with bonds, shares and mortgages associated with shareholders' capital and surplus that will not be offset by changes to actuarial liabilities.

Transitional adjustments arising due to remeasuring financial assets classified as available for sale and hedging instruments designated as cash flow hedges will be recognized in the opening balance of Accumulated other comprehensive income. Transitional adjustments arising due to remeasuring financial assets classified as held for trading will be recognized in the opening balance of retained earnings.

Note 2. Acquisitions

[a] On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is expected to close in the second quarter of 2007 and is not expected to have a material impact on the financial position of the Corporation.

[b] During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. The transfer closed on February 9, 2007. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $10.2 billion (£4.5 billion) on the Consolidated Balance Sheet at December 31, 2006.

[c] On September 22, 2006, Mackenzie Financial Corporation acquired the assets of Cundill Investment Research Ltd. and related entities (Cundill Group) for cash consideration, including transaction and other related costs. There is contingent consideration due if certain future revenue and assets under management targets are achieved and an amount has been placed in escrow. The total contingent consideration is not determinable at the present time. If additional consideration becomes payable, it will be recognized as an additional cost of the purchase.

The acquisition has been accounted for by the purchase method and the results of the Cundill Group's operations have been included in the Consolidated Financial Statements from the date of acquisition.

The purchase price has been allocated to intangible assets on a preliminary basis and will be completed as soon as Mackenzie Financial Corporation has gathered all the significant information considered necessary in order to finalize this allocation.

[d] On October 2, 2006, GWL&A acquired several parts of the full service-bundled, small and mid-sized 401(k) as well as some defined benefit plan business from Metropolitan Life Insurance Company and its affiliates (MetLife). The acquisition includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. Under the terms of the agreement, GWL&A assumed the general account business on a co-insurance basis and the segregated account business totalling $1.7 billion (US$1.5 billion) of policyholder liabilities on a modified co-insurance basis with an effective date of October 2, 2006. Arrangements are being made to transfer the policies to GWL&A and the transfer is expected to take place over a three-year period.

Under the modified co-insurance agreement, MetLife retains the approximately $2.6 billion (US$2.3 billion) of segregated account assets and liabilities but cedes to GWL&A all of the net profits and losses and related net cash flows. In addition, GWL&A acquired approximately $3.9 billion (US$3.4 billion) of participant account values for which it will provide administrative services and record-keeping functions and receive fee income.

[e] On November 30, 2006, Lifeco acquired all outstanding common shares of Indiana Healthcare Network, Inc.

[f] On December 29, 2006, GWL&A acquired the full service-bundled, defined contribution business from U.S. Bank. The acquired business primarily relates to the administration of 401(k) plans, which represent more than $10.5 billion (US$9.0 billion) in retirement plan assets. The acquisition includes the retention of relationship managers and sales and client service specialists.

[g] During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the Consolidated Balance Sheet.

Note 3. Restructuring Costs

The plan to restructure and integrate the operations of CLFC with Lifeco's wholly owned subsidiaries Great-West, London Life and GWL&A was completed at the end of 2005 at a total cost of $446 million. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101 million. Of this amount, $22 million before tax ($17 million after tax) was charged to earnings and $79 million was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs were related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

Note 4. Investments

a) Carrying values and estimated market values of investments are as follows:

	2006		2005	
	CARRYING VALUE	ESTIMATED MARKET VALUE	CARRYING VALUE	ESTIMATED MARKET VALUE
Shares	**4,602**	**5,352**	3,930	4,516
Bonds	**65,246**	**66,698**	59,298	61,918
Mortgages and other loans	**15,823**	**16,259**	15,118	15,790
Loans to policyholders	**6,776**	**6,776**	6,646	6,646
Real estate	**2,218**	**2,679**	1,844	2,129
	94,665	**97,764**	86,836	90,999

b) The significant terms and conditions and interest rate ranges of applicable fixed-term investments gross of provisions are as follows:

	CARRYING VALUE				
	TERM TO MATURITY				
	1 YEAR OR LESS	1–5 YEARS	OVER 5 YEARS	TOTAL	EFFECTIVE INTEREST RATE RANGES
					%
2006					
Bonds	**7,113**	**16,966**	**41,210**	**65,289**	**2.1 – 17.1**
Mortgages and other loans	**1,480**	**5,169**	**9,213**	**15,862**	**3.6 – 13.1**
	8,593	**22,135**	**50,423**	**81,151**	
2005					
Bonds	5,270	16,942	37,174	59,386	1.0 – 16.8
Mortgages and other loans	639	5,511	9,007	15,157	3.0 – 13.5
	5,909	22,453	46,181	74,543	

c) Included in investments are the following:

[i] Non-performing loans

	2006	2005
Bonds	**79**	137
Mortgages and other loans	**28**	17
Foreclosed real estate	**–**	11
	107	165

Note 4. Investments [continued]

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan-by-loan basis to determine non-performing status. Loans are classified as non-accrual when:

[1] payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

[2] the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

[3] modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible, the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

[ii] Changes in the allowance for credit losses are as follows:

The Corporation maintains an allowance for credit losses which is considered adequate by management to absorb all credit-related losses in its portfolio.

	2006	2005
Balance, beginning of year	127	208
Net provisions [recoveries] for credit losses — in year	(31)	7
Write-offs, net of recoveries	(13)	(85)
Other [including foreign exchange rate change]	(1)	(3)
Balance, end of year	82	127

For Lifeco, the allowance for credit losses is supplemented by the provision for future credit losses included in actuarial liabilities.

[iii] Also included in investments are modified/restructured loans of $12 million ($37 million in 2005) that are performing in accordance with their current terms.

d) Deferred net realized and unrealized gains

Net investment income includes amortization of deferred net realized and unrealized gains as follows:

	2006	2005
Bonds	247	253
Mortgage and other loans	47	53
Shares	261	232
Real estate	64	46
	619	584

The balance of deferred net realized gains (included in Other liabilities) is comprised of the following:

	2006	2005
Bonds	1,966	1,834
Mortgage and other loans	171	151
Shares	491	440
Real estate	193	173
	2,821	2,598

Note 5. Securitizations

During the year, IGM transferred $1,311 million ($252 million in 2005) of residential mortgages into commercial paper conduits and recorded $5 million ($4 million in 2005) in gains, net of transaction costs, in Net investment income.

IGM's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits (CP conduits) and mortgage-backed securities (MBS) holders (the purchasers). The purchasers do not have recourse to IGM's other assets for any failure of the borrowers to pay when due.

Note 5. Securitizations [continued]

The key economic assumptions used to value the retained interests at the date of securitization issuances for commercial paper conduit transactions completed during 2006 and 2005 were as follows:

	2006	2005
Weighted-average		
Remaining service life (in years)	3.9	3.7
Interest rate	5.17%	4.98%
Coupon rate of securities issued	4.66%	4.00%
Prepayment rate	15.00%	15.00%
Discount rate	4.99%	4.55%
Servicing fees	0.25%	0.25%
Expected credit losses	0.01%	0.05%

At December 31, 2006, the fair value of the total retained interests was $43 million ($16 million in 2005). The sensitivity to immediate 10% or 20% adverse changes to key assumptions was considered to be immaterial.

The total loans reported by IGM, the securitized loans serviced by IGM, as well as cash flows related to securitization arrangements are as follows:

	2006	2005
Mortgages	1,761	826
Personal loans	275	246
	2,036	1,072
Less: securitized loans serviced	1,547	559
Total on-balance sheet loans	489	513
Proceeds from new securitizations	1,302	251
Cash flows received on retained interests	7	11

Note 6. Investment in Affiliate, at Equity

	2006	2005
		PARJOINTCO N.V.[1]
Carrying value, beginning of year	1,501	1,647
Share of operating earnings	126	121
Share of Pargesa's non-operating earnings	341	11
Foreign currency translation adjustments	214	(231)
Dividends	(45)	(47)
Carrying value, end of year	2,137	1,501
Share of equity, end of year	2,131	1,490

[1] At December 31, 2006, Parjointco N.V, 50% held by the Corporation, held a voting interest of 62.9% [2005—61.4%] and an equity interest of 54.1% [2005—54.1%] in Pargesa Holding S.A.

Note 7. Goodwill and Intangible Assets

a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2006	2005
Balance, beginning of year	8,199	8,181
Acquisition	120	1
Changes in foreign exchange rates	2	(1)
Other	21	18
Balance, end of year	8,342	8,199

The goodwill arising from acquisitions in Lifeco's United States segment (Note 2) may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

Note 7. Goodwill and Intangible Assets [continued]

b) Intangible assets

The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

2006	COST	ACCUMULATED AMORTIZATION	CHANGE IN FOREIGN EXCHANGE RATES	CARRYING VALUE, END OF YEAR
Indefinite life intangible assets				
Brands and trademarks	410	–	–	410
Customer contract-related	354	–	–	354
Shareholder portion of acquired future participating accounts profits	354	–	–	354
Trade names	268	–	–	268
Mutual fund management contracts	609	–	–	609
	1,995	–	–	1,995
Finite life intangible assets[i]				
Customer contract-related	388	(49)	1	340
Distribution channels	130	(12)	(1)	117
Distribution contracts	27	(4)	–	23
	545	(65)	–	480
	2,540	(65)	–	2,475
Assets acquired, net of accumulated amortization[ii]				140
Total				2,615

2005	COST	ACCUMULATED AMORTIZATION	CHANGE IN FOREIGN EXCHANGE RATES	CARRYING VALUE, END OF YEAR
Indefinite life intangible assets				
Brands and trademarks	410	–	(16)	394
Customer contract-related	354	–	–	354
Shareholder portion of acquired future participating accounts profits	354	–	–	354
Trade names	268	–	–	268
Mutual fund management contracts	609	–	–	609
	1,995	–	(16)	1,979
Finite life intangible assets				
Customer contract-related	285	(35)	(2)	248
Distribution channels	127	(8)	(12)	107
Distribution contracts	25	(2)	–	23
	437	(45)	(14)	378
Total	2,432	(45)	(30)	2,357

[i] During 2006, in connection with the acquisitions in Lifeco's United States segment (Note 2), Lifeco acquired approximately $100 million of customer contract-related finite life intangible assets and $4 million in distribution-related finite life intangible assets. The value assigned to these intangible assets may be adjusted as part of the finalization of the allocation of the purchase prices to the assets acquired and liabilities assumed.

[ii] During the fourth quarter of 2006, Mackenzie Financial Corporation, a subsidiary of IGM, performed a preliminary evaluation of the fair value of the assets acquired in relation to the purchase of the assets of Cundill Investment Research Ltd. and related entities. The purchase price has been allocated to indefinite life and finite life intangible assets on a preliminary basis and will be completed as soon as Mackenzie Financial Corporation has gathered all the significant information considered necessary in order to finalize this allocation (refer to Note 2 [c]).

Note 8. Income Taxes

The Corporation's effective income tax rate is derived as follows:

	2006	2005
	%	%
Combined basic Canadian federal and provincial tax rates	34.8	35.5
Increase [decrease] in the income tax rate resulting from:		
Non-taxable investment income	(3.2)	(4.2)
Lower effective tax rates on income not subject to tax in Canada	(3.2)	(3.6)
Earnings of affiliated company	(4.0)	(1.3)
Miscellaneous	(1.5)	(0.4)
Effective income tax rate	22.9	26.0

Components of income tax expense are:		
Current income taxes	889	742
Future income taxes	48	144
	937	886

Future income taxes consist of the following taxable temporary differences on:

	2006	2005
Policy liabilities	176	319
Loss carry forwards	367	399
Investments	(344)	(406)
Deferred selling commissions	(334)	(334)
Intangible assets	(431)	(469)
Other	103	121
Future income taxes	(463)	(370)
Classified in the consolidated balance sheet as:		
Future income tax assets	390	460
Future income tax liabilities	(853)	(830)
	(463)	(370)

As at December 31, 2006, the Corporation and its subsidiaries have non-capital losses of $356 million ($276 million in 2005) available to reduce future taxable income for which the benefits have not been recognized. If not utilized, these losses will expire at various dates to 2026. In addition, the Corporation has capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $61 million ($61 million in 2005).

Note 9. Other Assets

	2006	2005
Dividends, interest and other receivables	1,984	1,770
Premiums in course of collection	566	623
Deferred selling commissions	974	928
Fixed assets, net of accumulated amortization	338	348
Accrued benefit asset [Note 20]	232	222
Other	669	454
	4,763	4,345

Note 10. Actuarial Liabilities

a) Composition of actuarial liabilities and related supporting assets

[i] The composition of actuarial liabilities is as follows:

	PARTICIPATING		NON-PARTICIPATING		TOTAL	
	2006	2005	2006	2005	2006	2005
Canada	17,573	16,622	17,248	15,946	34,821	32,568
United States	8,107	7,822	14,492	12,839	22,599	20,661
Europe	1,853	1,677	30,090	16,357	31,943	18,034
Total	27,533	26,121	61,830	45,142	89,363	71,263

[ii] The composition of the assets supporting liabilities and surplus is as follows:

2006	BONDS	MORTGAGE LOANS	SHARES	REAL ESTATE	OTHER	TOTAL
Carrying value						
Participating	12,928	5,019	2,313	112	7,161	27,533
Non-participating	38,162	7,607	917	1,171	13,973	61,830
Other	9,599	2,555	747	287	6,798	19,986
Capital and surplus	4,557	153	789	646	4,969	11,114
Total carrying value	65,246	15,334	4,766	2,216	32,901	120,463
Fair value	66,698	15,770	5,566	2,677	32,901	123,612

2005	BONDS	MORTGAGE LOANS	SHARES	REAL ESTATE	OTHER	TOTAL
Carrying value						
Participating	12,164	4,707	1,845	110	7,295	26,121
Non-participating	32,406	6,829	767	677	4,463	45,142
Other	11,992	2,987	693	452	5,285	21,409
Capital and surplus	2,736	82	723	603	5,345	9,489
Total carrying value	59,298	14,605	4,028	1,842	22,388	102,161
Fair value	61,918	15,277	4,639	2,127	22,388	106,349

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of these assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time in accordance with investment accounting policies.

b) Changes in actuarial liabilities

The change in actuarial liabilities during the year was the result of the following business activities and changes in actuarial estimates:

	2006	2005
Balance, beginning of year	71,263	65,822
Impact of new business	2,936	3,190
Normal change in force	(1,283)	(156)
Impact of assumption changes	(38)	69
Business movement from/to affiliates	–	(38)
Business movement from/to external parties	13,580	4,803
Impact of foreign exchange rate changes	2,905	(2,427)
Balance, end of year	89,363	71,263

In 2006, the acquisition of a large block of annuity business in the United Kingdom, and the acquisition of two blocks of largely 401(k) business in the United States were the major contributors to the growth in actuarial liabilities.

Non-participating actuarial liabilities decreased by $117 million in 2006 due to assumption changes. This decrease was primarily due to improvements in mortality ($72 million decrease), improvements in morbidity ($63 million decrease), and improvement in expenses ($62 million decrease) partially offset by strengthened provisions for asset liability matching (increase of $88 million) and an increase required in the adverse development reserve provisions in London Reinsurance Group Inc. (LRG) (increase of $21 million).

Note 10. Actuarial Liabilities [continued]

Participating actuarial liabilities increased by $79 million in 2006 due to assumption changes. This increase was primarily due to an increase in the provision for future policyholder dividends ($184 million) partially offset by improved investment assumptions ($60 million decrease), improved life mortality ($18 million decrease) and improved expenses ($18 million decrease).

In 2005, the acquisition of a large block of annuity business in the United Kingdom was the major contributor to the growth in actuarial liabilities.

Non-participating actuarial liabilities increased by $19 million in 2005 due to assumption changes. This increase was primarily due to strengthened mortality assumptions ($151 million increase), and increased litigation reserves ($33 million) partially offset by improvements in asset liability matching ($103 million decrease) and improvements in modelling ($67 million decrease).

Participating actuarial liabilities increased by $50 million in 2005 due to assumption changes. This increase was primarily due to lower investment returns ($135 million increase) and a reclassification between provisions for dividends and actuarial liabilities for Canada Life ($62 million increase) partially offset by improved mortality ($61 million decrease) and reduced expenses ($61 million decrease).

c) Actuarial assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

MORTALITY › A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update Lifeco's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements. A 1% increase in the best estimate assumption would increase non-participating actuarial liabilities by approximately $74 million.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants. A 1% decrease in the best estimate assumption would increase non-participating actuarial liabilities by approximately $89 million.

MORBIDITY › Lifeco uses industry-developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation. For products for which morbidity is a significant assumption, a 1% adverse change in the best estimate assumptions would increase non-participating actuarial liabilities by approximately $44 million.

PROPERTY AND CASUALTY REINSURANCE › Actuarial liabilit for property and casualty reinsurance written by LRG, a subsidiary London Life, are determined using accepted actuarial practices for insurers in Canada. Reflecting the long-term nature of the busine reserves have been established using cash flow valuation techniqu including discounting. The reserves are based on cession stateme provided by ceding companies. In certain instances, LRG managem adjusts cession statement amounts to reflect management's interpretat of the treaty. Differences will be resolved via audits and other loss miti tion activities. In addition, reserves also include an amount for incur but not reported losses (IBNR) which may differ significantly from ultimate loss development. The estimates and underlying methodolo are continually reviewed and updated and adjustments to estimates reflected in income. LRG analyses the emergence of claims experie against expected assumptions for each reinsurance contract separately at the portfolio level. If necessary, a more in-depth analysis is underta of the cedant experience.

INVESTMENT RETURNS › The assets which correspond to the differ liability categories are segmented. For each segment, projected cash fl from the current assets and liabilities are used in Canadian Asset Liabi Method (CALM) to determine actuarial liabilities. Cash flows from ass are reduced to provide for asset default losses. Testing under seve interest rate scenarios (including increasing and decreasing rates) is do to provide for reinvestment risk.

One way of measuring the interest rate risk associated with this assum tion is to determine the effect on the present value of the projected asset and liability cash flows of the non-participating business of Lif of an immediate 1% increase or an immediate 1% decrease in the leve interest rates. These interest rate changes will impact the projected c flows. The effect of an immediate 1% increase in interest rates would be increase the present value of these projected cash flows by approxima $74 million and the effect of an immediate 1% decrease in interest ra would be to decrease the present value of these net projected cash fl by approximately $295 million. The level of actuarial liabilities establis under CALM provides for interest rate movements significantly grea than the 1% shifts shown above.

A 10% increase in equity markets would be expected to decrease n participating actuarial liabilities by approximately $5 million, primaril a result of equities backing long-tail liabilities. A 10% decrease in equ markets would be expected to increase non-participating actua liabilities by approximately $5 million, primarily as a result of equi backing long-tail liabilities.

EXPENSES › Unit expense studies are updated regularly to determ an appropriate estimate of future expenses for the liability type be valued. Expense improvements are not projected. An inflation assum tion is incorporated in the estimate of future expenses consistent w the interest rate scenarios projected under CALM. For Lifeco as a wh a 10% increase in the best estimate maintenance unit expense assumpt would increase the non-participating actuarial liabilities by approxima $135 million.

POLICY TERMINATION › Studies to determine rates of policy termi tion are updated regularly to form the basis of this estimate. Indus data is also available and is useful where Lifeco has no experience w specific types of policies or its exposure is limited. A 10% adverse char

Note 10. Actuarial Liabilities [continued]

in the best estimate policy termination assumption would increase non-participating actuarial liabilities by approximately $281 million.

POLICYHOLDER DIVIDENDS › Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies. It is Lifeco's expectation that associated with changes in the best estimate assumptions for participating business would be corresponding changes in policyholder dividend scales, resulting in an immaterial net change in actuarial liabilities for participating business.

d) Risk management

[i] Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

[ii] Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged 0.15% (0.18% in 2005). The calculation for future credit losses on assets is based on the credit quality of the underlying asset portfolio.

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2006	2005
Participating policyholders	441	570
Non-participating policyholders	859	608
	1,300	1,178

[iii] Reinsurance risk

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance, and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

	2006	2005
Participating policyholders	69	109
Non-participating policyholders	4,114	6,537
	4,183	6,646

Certain of the reinsurance contracts are on a funds withheld basis where Lifeco retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

[iv] Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose Lifeco to the risk of foreign exchange losses not offset by liability decreases.

Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow Lifeco to modify an asset position to more closely match actual or committed liability currency.

[v] Liquidity risk

Liquidity risk is the risk that Lifeco will have difficulty raising funds to meet commitments. The liquidity needs of Lifeco are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

Note 11. Debentures and Other Borrowings

	2006	2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011, bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured, repaid September 19, 2006	–	256
Subordinated debentures due December 11, 2013, bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	204	206
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% subordinated debentures due December 11, 2028	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	205	205
7.153% subordinated debentures due May 16, 2046, unsecured [US$300 million]	351	–
Notes payable with interest of 8.0%	8	9
	3,319	3,377

During the second quarter of 2006, Lifeco issued $351 million (US$300 million) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through its wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable at the principal amount plus any accrued and unpaid interest after May 16, 2016.

The principal payments on debentures and other borrowings in each of the next five years is as follows:

	2007	2008	2009	2010	2011	2012 AND THEREAFTER
Principal payments on debentures and other borrowings	1	1	1	1	451	2,864

Note 12. Capital Trust Securities and Debentures

	2006	2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	350	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	300	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	150	150
	800	800
Acquisition-related fair market value adjustment	31	34
Trust securities held by the consolidated group as temporary investments	(185)	(186)
	646	648

Great-West Life Capital Trust (GWLCT), a trust established by Great-West, had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Distributions and interest on the capital trust securities are classified as Financing charges on the Consolidated Statements of Earnings (see Note 18).

Note 13. Other Liabilities

	2006	2005
Accounts payable, accrued liabilities and other	3,601	3,431
Deferred net realized gains [Note 4]	2,821	2,598
Income taxes payable	478	492
Repurchase agreements	997	1,023
Accrued benefit liability [Note 20]	630	607
Commercial paper and other loans	111	126
Dividends and interest payable	254	226
	8,892	8,503

Note 14. Non-Controlling Interests

	2006	2005
Non-controlling interests include		
Participating policyholders	1,884	1,741
Preferred shareholders of subsidiaries	1,253	956
Common shareholders of subsidiaries	4,076	3,587
	7,213	6,284
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	143	94
Dividends to preferred shareholders of subsidiaries	71	52
Earnings attributable to common shareholders of subsidiaries	789	717
	1,003	863

Note 15. Stated Capital

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	2006		2005	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Preferred Shares [classified as liabilities]				
Series C First Preferred Shares [i]	6,000,000	150	6,000,000	150
Series J First Preferred Shares [ii]	6,000,000	150	6,000,000	150
		300		300
Preferred Shares [perpetual]				
Series A First Preferred Shares [iii]	4,000,000	100	4,000,000	100
Series D First Preferred Shares [iv]	6,000,000	150	6,000,000	150
Series E First Preferred Shares [v]	8,000,000	200	8,000,000	200
Series F First Preferred Shares [vi]	6,000,000	150	6,000,000	150
Series H First Preferred Shares [vii]	6,000,000	150	6,000,000	150
Series I First Preferred Shares [viii]	8,000,000	200	8,000,000	200
Series K First Preferred Shares [ix]	10,000,000	250	10,000,000	250
Series L First Preferred Shares [x]	8,000,000	200	-	-
		1,400		1,200
Common Shares	704,813,680	593	704,813,680	593

[i] The 5.20% Non-Cumulative First Preferred Shares, Series C are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.30 per share per annum. On and after October 31, 2007, the Corporation may redeem for cash the Series C First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed within the twelve months commencing October 31, 2007, declining by $0.20 per share for each subsequent twelve-month period thereafter to October 31, 2011, $25.20 if redeemed on or after October 31, 2011 and before July 31, 2012, and $25.00 if redeemed on or after July 31, 2012, in each case together with all declared and unpaid dividends to the date of redemption.

On or after July 31, 2012, the Corporation may convert each Series C First Preferred Share into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

On or after October 31, 2012, subject to the right of the Corporation to offer the right to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each Series C First Preferred Share will be convertible at the option of the holder, on the last day of January, April, July and October of each year into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

[ii] The 4.70% Non-Cumulative First Preferred Shares, Series J are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.175 per share per annum. On and after April 30, 2008, the Corporation may redeem for cash the Series J First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to April 30, 2009, $25.75 if redeemed thereafter and prior to April 30, 2010, $25.50 if redeemed thereafter and prior to April 30, 2011, $25.25 if redeemed thereafter and prior to April 30, 2012 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

On and after April 30, 2013, the Corporation may convert each Series J First Preferred Share into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

On and after July 31, 2013, subject to the right of the Corporation to offer the right to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each Series J First Preferred Share will be convertible at the option of the holder, on the last day of January, April, July and October each year into that number of common shares determined by divi ing $25.00 together with all declared and unpaid dividends to th date of conversion by the greater of $3.00 and 95% of the weighte average trading price of the common shares for the 20 trading da ending on the last trading day occurring on or before the four day immediately prior to the date of conversion.

[iii] The Series A First Preferred Shares are entitled to an annual cumul tive dividend at a floating rate equal to 70% of the prime rate two major Canadian chartered banks and are redeemable at th Corporation's option at $25.00 per share.

[iv] The 5.50% Non-Cumulative First Preferred Shares, Series D are entitle to fixed non-cumulative preferential cash dividends at a rate equ to $1.375 per share per annum. On and after January 31, 2013, th Corporation may redeem for cash the Series D First Preferred Shar in whole or in part, at the Corporation's option, at $25.00 per sha together with all declared and unpaid dividends to, but excludin the date of redemption.

[v] The 5.25% Non-Cumulative First Preferred Shares, Series E are entitle to fixed non-cumulative preferential cash dividends at a rate equ to $1.3125 per share per annum. On and after November 30, 2006, th Corporation may redeem for cash the Series E First Preferred Shar in whole or in part, at the Corporation's option, at $26.00 per share redeemed prior to November 30, 2007, $25.75 if redeemed thereaft and prior to November 30, 2008, $25.50 if redeemed thereafter ar prior to November 30, 2009, $25.25 if redeemed thereafter and pri to November 30, 2010 and $25.00 if redeemed thereafter, in each ca together with all declared and unpaid dividends to, but excludin the date of redemption.

[vi] The 5.90% Non-Cumulative First Preferred Shares, Series F are entitle to fixed non-cumulative preferential cash dividends at a rate equal $1.475 per share per annum. On and after July 17, 2007, the Corporatic may redeem for cash the Series F First Preferred Shares in whole in part, at the Corporation's option, at $26.00 per share if redeeme prior to July 17, 2008, $25.75 if redeemed thereafter and prior July 17, 2009, $25.50 if redeemed thereafter and prior to July 17, 201 $25.25 if redeemed thereafter and prior to July 17, 2011 and $25.00 redeemed thereafter, in each case together with all declared ar unpaid dividends to, but excluding, the date of redemption.

[vii] The 5.75% Non-Cumulative First Preferred Shares, Series H are entitle to fixed non-cumulative preferential cash dividends at a rate equ to $1.4375 per share per annum. On and after December 10, 2007, th Corporation may redeem for cash the Series H First Preferred Shar in whole or in part, at the Corporation's option, at $26.00 per share redeemed prior to December 10, 2008, $25.75 if redeemed thereaft and prior to December 10, 2009, $25.50 if redeemed thereafter ar prior to December 10, 2010, $25.25 if redeemed thereafter and pri to December 10, 2011 and $25.00 if redeemed thereafter, in each ca together with all declared and unpaid dividends to, but excludin the date of redemption.

Note 15. Stated Capital [continued]

[viii] The 6.00% Non-Cumulative First Preferred Shares, Series I are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.50 per share per annum. On and after April 30, 2008, the Corporation may redeem for cash the Series I First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to April 30, 2009, $25.75 if redeemed thereafter and prior to April 30, 2010, $25.50 if redeemed thereafter and prior to April 30, 2011, $25.25 if redeemed thereafter and prior to April 30, 2012 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[ix] In 2005, the Corporation issued 10,000,000 4.95% Non-Cumulative First Preferred Shares, Series K for cash proceeds of $250 million. The 4.95% Non-Cumulative First Preferred Shares, Series K are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.2375 per share per annum. On and after October 31, 2010, the Corporation may redeem for cash the Series K First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2011, $25.75 if redeemed thereafter and prior to October 31, 2012, $25.50 if redeemed thereafter and prior to October 31, 2013, $25.25 if redeemed thereafter and prior to October 31, 2014 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[x] In 2006, the Corporation issued 8,000,000 5.10% Non-Cumulative First Preferred Shares, Series L for cash proceeds of $200 million. The 5.10% Non-Cumulative First Preferred Shares, Series L are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.2750 per share per annum. On and after October 31, 2011, the Corporation may redeem for cash the Series L First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2012, $25.75 if redeemed thereafter and prior to October 31, 2013, $25.50 if redeemed thereafter and prior to October 31, 2014, $25.25 if redeemed thereafter and prior to October 31, 2015, $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

Note 16. Stock-Based Compensation

[i] On October 1, 2000, the Corporation established a deferred share unit plan for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under this plan, each Director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Common Shares of the Corporation on the last five days of the fiscal quarter (the value of a deferred share unit). A Director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Common Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable, at the time a Director's membership on the Board is terminated or in the event of the death of a Director, by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2006, the value of the deferred share units outstanding was $5.3 million ($3.7 million in 2005). In addition, Directors may also participate in the Directors Share Purchase Plan.

[ii] Effective May 1, 2000, an Employee Share Purchase Program (ESPP) was implemented giving employees the opportunity to subscribe for up to 6% of their gross salary to purchase Subordinate Voting Shares of Power Corporation of Canada on the open market and to have the Corporation invest, on the employee's behalf, up to an equal amount. The amount paid on behalf of employees was $0.1 million in 2006 ($0.1 million in 2005).

[iii] Compensation expense is recorded for options granted under the Corporation's and its subsidiaries' stock option plans, based on the fair value of the options at the grant date, amortized over the vesting period.

During the year ended December 31, 2006, no options (2,015,000 options in 2005) were granted under the Corporation's stock option plan. The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005
Dividend yield	2.4%
Expected volatility	21.0%
Risk-free interest rate	4.3%
Expected life [years]	9
Fair value per stock option [$/option]	$8.10

For the year ended December 31, 2006, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $25 million ($20 million in 2005).

Note 16. Stock-Based Compensation [continued]

[iv] Under the Corporation's Employee Stock Option Plan, 20,781,600 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date, except for a grant of 2,000,000 options in 1997 which became fully vested at the date of the grant; a grant of 3,000,000 options in 2000 which vest equally over a period of five years beginning on December 31, 2000; a grant of 3,000,000 options in 2004 which vest as follows: 1,000,000 at December 31, 2005, 1,000,000 at December 31, 2006 and 1,000,000 at December 31, 2007; and a grant of 2,015,000 options in 2005, which vest equally over a period of five years beginning on May 12, 2006.

A summary of the status of the Corporation's stock option plan as at December 31, 2006 and 2005, and changes during the years ended on those dates is as follows:

	2006		2005	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		$		$
Outstanding at beginning of year	8,425,000	20.96	6,410,000	17.41
Granted	–	–	2,015,000	32.24
Outstanding at end of year	8,425,000	20.96	8,425,000	20.96
Options exercisable at end of year	5,800,500	17.69	4,385,000	15.42

The following table summarizes information about stock options outstanding at December 31, 2006:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		[YRS]	$		$
6.66	80,000	0.2	6.66	80,000	6.66
11.35 – 16.87	3,280,000	3.6	13.65	3,280,000	13.65
21.65 – 26.97	3,050,000	6.6	21.74	2,037,500	21.75
32.24	2,015,000	8.4	32.24	403,000	32.24
	8,425,000	5.8	20.96	5,800,500	17.69

Note 17. Reinsurance Transaction

During the third quarter of 2006, GWL&A recaptured a reinsurance agreement on certain blocks of group annuity business. The recaptured premiums of $562 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as an increase in premium income with a corresponding increase to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $582 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

During 2006, Great-West Life and London Life recaptured 50% of a reinsurance agreement on certain blocks of group life and long-term disability business. The recaptured premiums of $1,560 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as an increase to premium income with a corresponding increase to the change in actuarial liabilities and provision for claims. For the Consolidated Balance Sheet, this transaction resulted in a reduction of $1,671 million to funds held under reinsurance contracts with a corresponding increase in policyholder liabilities.

Note 18. Financing Charges

Financing charges include interest on debentures and other borrowings, distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

	2006	2005
Interest on debentures and other borrowings	219	217
Preferred share dividends	73	75
Interest on capital trust debentures	49	49
Distributions on capital trust securities held by consolidated group as temporary investments	(12)	(12)
Other	9	1
	338	330

Note 19. Other Income [Charges], Net

	2006	2005
Share of Pargesa's non-operating earnings [Note 6]	341	11
Restructuring costs [Note 3]	–	(22)
Other	4	–
	345	(11)

The share of Pargesa's non-operating earnings includes an amount of $356 million, which represents the Corporation's share of the gain resulting from the disposal by Groupe Bruxelles Lambert of its 25.1% equity interest in Bertelsmann AG.

Note 20. Pension Plans and Other Post-Retirement Benefits

The Corporation and its subsidiaries maintain funded defined benefit pension plans for certain of its employees and advisers as well as unfunded supplementary employee retirement plans (SERP) for certain executives. The Corporation and its subsidiaries also provide post-retirement health and life insurance benefits to eligible retirees, advisers and their dependents.

a) Changes in fair value of plan assets and in the accrued benefit obligation

	2006		2005	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
Fair value of plan assets				
Balance, beginning of year	3,098		2,866	
Employee contributions	14		13	
Employer contributions	85		34	
Benefits paid	(143)		(131)	
Actual return on plan assets	361		374	
Settlement	(18)		(18)	
Other, including foreign exchange	40		(40)	
Balance, end of year	3,437		3,098	
Accrued benefit obligation				
Balance, beginning of year	3,230	437	2,905	517
Benefits paid	(143)	(18)	(131)	(17)
Current service cost	85	8	77	17
Employee contributions	14	–	13	–
Interest cost	170	23	173	31
Actuarial [gains] losses	49	(5)	260	73
Settlement and curtailment	(16)	–	(14)	(81)
Past service cost	(160)	–	6	(103)
Other, including foreign exchange	54	–	(59)	–
Balance, end of year	3,283	445	3,230	437
Funded status				
Fund surplus [deficit][i]	154	(445)	(132)	(437)
Unamortized past service costs	(139)	(108)	26	(120)
Valuation allowance	(55)	–	(57)	–
Unamortized net actuarial losses	117	78	248	87
Accrued benefit asset [liability][ii]	77	(475)	85	(470)

[i] The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2006 amounted to $871 million ($2,088 million in 2005) and $695 million ($1,828 million in 2005), respectively. In addition, the Corporation and its subsidiaries maintain unfunded supplementary executive retirement plans. The obligation for these plans, which is included above, was $275 million at December 31, 2006 ($269 million in 2005).

[ii] The net accrued benefit asset (liability) shown above is presented in these financial statements as follows:

	2006			2005		
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL
Accrued benefit asset [Note 9]	232	–	232	222	–	222
Accrued benefit liability [Note 13]	(155)	(475)	(630)	(137)	(470)	(607)
Accrued benefit asset [liability]	77	(475)	(398)	85	(470)	(385)

b) Cost recognized

	2006		2005	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
Amounts arising from events in the period				
Current service cost	85	8	77	17
Interest cost	170	23	173	31
Actual return on plan assets	(361)	–	(374)	–
Past service cost	(160)	–	6	(103)
Settlement and curtailment	2	–	5	(6)
Actuarial [gains] losses on accrued benefit obligation	49	(5)	260	73
	(215)	26	147	12
Adjustments to reflect costs recognized				
Difference between actual and expected return on assets	169	–	180	–
Difference between actuarial gains [losses] arising during the period and actuarial gains [losses] amortized	(38)	9	(254)	(68)
Difference between past service costs arising in period and past service costs amortized	165	(12)	–	100
Amortization of transitional obligation	2	–	1	–
Other	8	–	–	–
Net cost recognized for the period	91	23	74	44

For Lifeco, certain pension payments are indexed either on an ad hoc basis or a guaranteed basis. Effective 2006, the determination of the accrued benefit obligation reflects only pension benefits guaranteed under the terms of the plans resulting in the recognition of a negative past service cost.

In 2005, the terms of most of the post-retirement health, dental and life insurance plans at Lifeco were amended. The amendment reduced the level of post-retirement benefits to be provided to certain active employees and revised the eligibility requirements for receiving benefits for certain other active employees. This resulted in the establishment of a negative past service cost that is being amortized over the average remaining service lives of these certain active employees. A curtailment was recognized to reflect the impact of the changes in the plan's eligibility requirements.

Subsidiaries of Lifeco have declared partial windups in respect of certain Ontario defined benefit pension plans which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving these partial windups, a related proposed class action proceeding has been commenced in Ontario related to one of the partial windups.

Based on information presently known, due to the significant uncertainty with regard to the issues and range of likely outcomes, subsidiaries of Lifeco have not established a provision for these matters. It is not expected that these matters will have a material adverse effect on the consolidated financial position of the Corporation.

c) Measurement and valuation

The measurement dates, weighted by accrued benefit obligation, are November 30 for 92% of the plan assets and December 31 for 8% of the plan assets. The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

MOST RECENT VALUATION	% OF PLANS	NEXT REQUIRED VALUATION	% OF PLANS
December 31, 2003	24	December 31, 2006	30
April 1, 2004	5	April 1, 2007	5
December 31, 2004	36	December 31, 2007	47
December 31, 2005	35	December 31, 2008	18

Note 20. Pension Plans and Other Post-Retirement Benefits [continued]

d) Cash payments

	ALL PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2006	2005	2006	2005
Benefit payments	8	8	18	17
Company contributions	86	43	-	-
	94	51	18	17

e) Asset allocation by major category weighted by plan assets

	DEFINED BENEFIT PENSION PLANS	
	2006	2005
	%	%
Equity securities	52	52
Debt securities	36	38
All other assets	12	10
	100	100

No plan assets are directly invested in the Corporation's or subsidiaries' securities. Nominal amounts may be invested in the Corporation's or subsidiaries' securities through investments in pooled funds.

f) Significant assumptions

	DEFINED BENEFIT PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2006	2005	2006	2005
	%	%	%	%
Weighted average assumptions used to determine benefit cost				
Discount rate	5.3	6.0	5.3	6.2
Expected long-term rate of return on plan assets	6.2	6.8		
Rate of compensation increase	4.2	4.9		
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	5.1	5.3	5.1	5.3
Rate of compensation increase	4.1	4.2		
Weighted average health care trend rates[1]				
Initial health care trend rate			7.0	7.4
Ultimate health care trend rate			4.8	4.7
Initial year			2007	2006
Year ultimate trend rate is reached			2011	2010

[1] In determining the expected cost of health care benefits, health care costs were assumed to increase at the initial trend rate, which would gradually decrease to an ultimate trend rate.

g) Impact of changes to assumed health care rates — other post-retirement benefits

	IMPACT ON END OF YEAR ACCRUED POST-RETIREMENT BENEFIT OBLIGATION		IMPACT ON POST-RETIREMENT BENEFIT SERVICE AND INTEREST COST	
	2006	2005	2006	2005
1% increase in assumed health care cost trend rate	54	51	4	9
1% decrease in assumed health care cost trend rate	(43)	(43)	(4)	(7)

Note 21. Earnings Per Share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

FOR THE YEARS ENDED DECEMBER 31	2006	2005
Net earnings	2,155	1,661
Dividends on perpetual preferred shares	(70)	(55)
Net earnings available to common shareholders	2,085	1,606
Weighted number of common shares outstanding [millions]		
— Basic	704.8	704.8
Exercise of stock options	8.4	8.4
Shares assumed to be repurchased with proceeds from exercise of stock options	(5.2)	(5.4)
Weighted number of common shares outstanding [millions]		
— Diluted	708.0	707.8
Earnings per common share		
— Basic	2.96	2.28
— Diluted	2.94	2.27

Note 22. Fair Value of Financial Instruments

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

	2006		2005	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	5,138	5,138	4,642	4,642
Investments [excluding real estate]	92,447	95,085	84,992	88,870
Other financial assets	14,921	14,921	4,949	4,949
Total financial assets	112,506	115,114	94,583	98,461
Liabilities				
Deposits and certificates	778	779	693	694
Debentures and other borrowings	3,319	3,805	3,377	3,888
Other financial liabilities	7,263	7,263	9,519	9,519
Total financial liabilities	11,360	11,847	13,589	14,101

Fair value is determined using the following methods and assumptions:

- The fair value of short-term financial instruments is assumed to be equal to carrying value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, premiums in the course of collection, and amounts included in Other financial liabilities.
- Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.
- Deposits and certificates are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.
- Debentures and other borrowings are determined by reference to current market prices for debt with similar terms and risks.

Note 23. Derivative Financial Instruments

The Corporation and its subsidiaries, in the normal course of managing exposure to fluctuations in interest rates and foreign exchange rates, and to market risks, are end users of various derivative financial instruments that are not reported on the Consolidated Balance Sheets. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

[i] The following table summarizes the portfolio of derivative financial instruments of the Corporation and its subsidiaries at December 31:

	NOTIONAL AMOUNT					
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
2006						
Swaps						
Futures — long	146	–	–	146	–	–
Futures — short	62	–	–	62	–	–
Swaps	1,136	2,002	811	3,949	119	100
Options purchased	–	–	624	624	62	62
	1,344	2,002	1,435	4,781	181	162
Foreign exchange contracts						
Forward contracts	1,024	–	–	1,024	3	(47)
Cross-currency swaps	290	902	3,154	4,346	437	347
	1,314	902	3,154	5,370	440	300
Other derivative contracts						
Equity contracts	161	–	16	177	12	(5)
Credit default swaps	–	88	–	88	–	–
Options purchased	23	–	–	23	–	–
Options written	31	–	–	31	–	(43)
	215	88	16	319	12	(48)
	2,873	2,992	4,605	10,470	633	414
2005						
Swaps						
Futures — long	30	–	–	30	–	–
Futures — short	308	–	–	308	–	–
Swaps	929	681	636	2,246	117	100
Options written	26	–	–	26	–	–
Options purchased	–	–	547	547	72	72
	1,293	681	1,183	3,157	189	172
Foreign exchange contracts						
Forward contracts	884	–	–	884	12	7
Cross-currency swaps	143	1,062	2,622	3,827	534	496
	1,027	1,062	2,622	4,711	546	503
Other derivative contracts						
Equity contracts	321	–	–	321	7	3
Credit default swaps	–	88	–	88	1	1
Options purchased	–	23	–	23	–	–
Options written	–	31	–	31	–	(29)
Forward sales	6	–	–	6	1	1
	327	142	–	469	9	(24)
	2,647	1,885	3,805	8,337	744	651

The amount subject to credit risk is limited to the current fair value of the instruments which are in a gain position. The credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this would not result in a gain or loss to the Corporation as the derivative instruments which correlate to certain assets and liabilities provide offsetting gains or losses.

[ii] Swaps

Interest rate swaps and options are used as part of a portfolio of assets to manage interest rate risk associated with actuarial liabilities and mortgage banking operations and asset liability management. Interest rate swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps. For Lifeco, realized gains and losses associated with these derivatives are deferred and amortized to net investment income.

For IGM, changes in fair value are recorded in Net investment income in the Consolidated Statement of Earnings.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in Net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying security.

Put options are purchased to protect against significant decreases in equity markets. Premiums paid are amortized to Net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in Net investment income.

IGM also enters into total return swaps to manage its exposure to fluctuations in the total return of its common shares related to deferred compensation arrangements. These swap agreements require the periodic exchange of net contractual payments without the exchange of the notional principal amounts on which the payments are based. These instruments are not designated as hedges and are carried at fair value on the Consolidated Balance Sheets. Changes in fair value are recorded in operating expenses in the Consolidated Statements of Earnings.

[iii] Foreign exchange contracts

Cross-currency swaps are used in combination with other investments to manage foreign currency risk associated with actuarial liabilities. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Corporation also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues, as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in Net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding mark value adjustment in the amounts paid or credited to policyholder The realized gains and losses on contracts related to revenues a recognized in Net investment income and, in 2006, gains net of t were nil ($67 million in 2005). The gains and losses on contracts relat to net investment in foreign operations are included in Forei currency translation adjustments in the shareholders' equity secti of the Consolidated Balance Sheets. Hedge effectiveness is review quarterly through critical terms matching and correlation testin

[iv] Other derivative contracts

Equity index swaps and futures are used to hedge certain produ liabilities and are marked to market with realized and unrealiz gains and losses included in Net investment income offsetting t respective realized and unrealized gains and losses on the underlyi product liabilities and a corresponding market value adjustment the amounts paid or credited to policyholders. Equity index swa are also used as substitutes for cash instruments and are marked market with realized and unrealized gains and losses included Net investment income.

In addition, equity index swaps are used to hedge the market r associated with certain fee income. Realized gains and losses a recognized in fee income. Hedge effectiveness is reviewed quarte through correlation testing.

Lifeco uses credit derivatives to manage its credit exposures and risk diversification in its investment portfolio. Unrealized gains a losses are deferred on the balance sheet and are recognized in N investment income in the period in which the gain or loss on t underlying investment is recognized.

IGM manages its exposure to market risk on its securities by eit entering into forward sale contracts, purchasing a put option or simultaneously purchasing a put option and writing a call opti on the same security. IGM designates these contracts as hed of the future sale of specified securities. Any unrealized gains a losses on the forward sales and options are accounted for on t deferral basis where gains and losses, including any premiums p or received, are recognized in Net investment income on a ba consistent with the future sale of the related securities.

Note 24. Contingent Liabilities

The Corporation's subsidiaries are subject to legal actions, including arbitrations and proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

In addition, there are proposed class proceedings in Ontario regarding the participation of the London Life and Great-West participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West. It is difficult to predict their outcome with certainty. However, based on information presently known, Lifeco does not expect these proceedings to have a material adverse effect on the consolidated financial position of the Corporation.

Subsidiaries of Lifeco have declared partial windups in respect of cert Ontario defined benefit pension plans which will not likely be comple for some time. The partial windups could involve the distribution of amount of actuarial surplus, if any, attributable to the wound-up port of the plans. However, the terms of such windups have not been settl including the basis of surplus measurement and entitlement, and method by which any surplus distribution would be implemented addition to the regulatory proceedings involving these partial windup related proposed class action proceeding has been commenced in Ont related to one of the partial windups. Based on information prese known, due to the significant uncertainty with regard to the issues, reasonable estimate of the outcome can be made. Accordingly, Life subsidiaries have not established a provision for these matters. Lifeco d not expect that these matters will have a material adverse effect on consolidated financial position of the Corporation.

Note 24. Contingent Liabilities [continued]

A subsidiary of Lifeco is involved in an ongoing arbitration relating to the interpretation of certain provisions of reinsurance treaties. In addition, certain reinsurance client loss statements relating to other reinsurance treaties are in dispute and may become subject to arbitration or other legal action in the future. While there is retrocession coverage in place for these other treaties, payment of amounts due under these retrocession treaties is contingent upon collection by the retrocessionaire under a separate financial arrangement with another party. Lifeco understands that the provisions of this separate financial arrangement are also in dispute. Lifeco's subsidiary has established an actuarial provision for these two matters. Based on information presently known, it is difficult to predict the outcome of these matters with certainty. Lifeco does not expect these matters to have a material adverse effect on the consolidated financial position of the Corporation.

IGM is subject to legal actions, including class actions, arising in the normal course of its business. Three class actions related to alleged market timing trading activity in mutual funds of IGM have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management of IGM does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the consolidated financial position of the Corporation.

Note 25. Commitments and guarantees

GUARANTEES

In the normal course of operations, the Corporation and its subsidiaries execute agreements that provide for indemnifications to third parties in transactions such as business dispositions, business acquisitions, loans and securitization transactions. The Corporation and its subsidiaries have also agreed to indemnify its directors and certain of its officers. The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Corporation could be required to pay third parties as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined. Historically, the Corporation has not made any payments under such indemnification agreements. No amounts have been accrued related to these agreements.

SYNDICATED LETTERS OF CREDIT

Clients residing in the United States are required, pursuant to their insurance laws, to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US$650 million in letters of credit capacity. The facility was arranged in 2005 for a five-year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralization may be required if a default under the letter of credit agreement occurs. LRG has issued US$620 million in letters of credit under the facility as at December 31, 2006 (US$611 million at December 31, 2005).

In addition, LRG has other bilateral letter of credit facilities totalling US$18 million (US$18 million in 2005).

COMMITMENTS

The Corporation and its subsidiaries enter into operating leases for office space and certain equipment used in the normal course of operations. Lease payments are charged to operations over the period of use. The future minimum lease payments in aggregate and by year are as follows:

	2007	2008	2009	2010	2011	2012 AND THEREAFTER	TOTAL
Future lease payments	133	119	101	66	41	160	620

Note 26. Segmented Information

The following strategic business units constitute the Corporation's reportable operating segments:

- Lifeco offers, in Canada, the United States and in Europe, a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.
- IGM offers a comprehensive package of financial planning services and investment products to its client base. IGM derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. IGM also earns revenue from fees charged to its mutual funds for administrative services.
- Parjointco N.V. holds the Corporation's interest in Pargesa Holding S a holding company which holds diversified interests in specia minerals, water, waste services, energy companies, and wines a spirits based in Europe.
- The segment entitled Other is made up of corporate activities of Corporation and also includes consolidation elimination entri

The accounting policies of the operating segments are those describ in the summary of significant accounting policies. The Corporati evaluates the performance based on the operating segment's contribut to consolidated net earnings. Revenues and assets are attributed geographic areas based on the point of origin of revenues and the locat of assets. The contribution to consolidated net earnings of each segm is calculated after taking into account the investment Lifeco and IGM ha in each other (adjusted, in the case of Lifeco, to reflect the equity meth of accounting for its investment in IGM).

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTA
Revenues					
Premium income	18,724	–	–	–	18,72
Net investment income	5,910	212	–	(86)	6,03
Fee income	2,688	2,392	–	(50)	5,03
	27,322	2,604	–	(136)	29,79
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	20,508	–	–	–	20,50
Commissions	1,401	833	–	(50)	2,18
Operating expenses	2,507	573	–	56	3,13
Financing charges	202	88	–	48	33
	24,618	1,494	–	54	26,16
	2,704	1,110		(190)	3,62
Share of earnings of affiliate	–	–	126	–	12
Other income [charges], net	–	–	341	4	34
Earnings before income taxes and non-controlling interests	2,704	1,110	467	(186)	4,09
Income taxes	615	331	–	(9)	93
Non-controlling interests	770	345	–	(112)	1,00
Contribution to consolidated net earnings	1,319	434	467	(65)	2,15

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTA
Goodwill	5,876	2,466	–	–	8,34
Total assets	120,463	7,333	2,137	488	130,42
Assets under administration	90,146	119,364	–	–	209,51

GEOGRAPHIC INFORMATION

DECEMBER 31, 2006	CANADA	UNITED STATES	EUROPE	TOTA
Revenues	14,319	5,927	9,544	29,79
Investment in affiliate, at equity	–	–	2,137	2,13
Goodwill and intangible assets	8,918	277	1,762	10,95
Total assets	57,744	29,330	43,347	130,42
Assets under administration	164,020	18,858	26,632	209,51

Note 26. Segmented Information [continued]

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	16,058	–	–	–	16,058
Net investment income	5,389	183	–	(80)	5,492
Fee income	2,424	2,164	–	(54)	4,534
	23,871	2,347	–	(134)	26,084
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	17,435	–	–	–	17,435
Commissions	1,284	726	–	(54)	1,956
Operating expenses	2,454	555	–	54	3,063
Financing charges	187	90	–	53	330
	21,360	1,371	–	53	22,784
	2,511	976		(187)	3,300
Share of earnings of affiliate	–	–	121	–	121
Other income [charges], net	(22)	–	11	–	(11)
Earnings before income taxes and non-controlling interests	2,489	976	132	(187)	3,410
Income taxes	601	292	–	(7)	886
Non-controlling interests	661	302	–	(100)	863
Contribution to consolidated net earnings	1,227	382	132	(80)	1,661

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,747	2,452	–	–	8,199
Total assets	102,161	6,807	1,501	427	110,896
Assets under administration	75,158	100,233	–	–	175,391

GEOGRAPHIC INFORMATION

DECEMBER 31, 2005	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	11,895	5,405	8,784	26,084
Investment in affiliate, at equity	–	–	1,501	1,501
Goodwill and intangible assets	8,765	54	1,737	10,556
Total assets	56,423	27,334	27,139	110,896
Assets under administration	139,087	17,008	19,296	175,391

Note 27. Subsequent Event

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $410 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $644 million (US$550 million). In aggregate, these transactions represent a value of approximately $4.6 billion (US$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. The transaction is expected to close in the second quarter of 2007, subject to regulatory approval and certain other conditions.

AUDITORS' REPORT TO THE SHAREHOLDERS OF POWER FINANCIAL CORPORATION

We have audited the consolidated balance sheets of Power Financial Corporation as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Montréal, Québec

March 20, 2007

POWER FINANCIAL CORPORATION
FIVE-YEAR FINANCIAL SUMMARY

DECEMBER 31 [in millions of dollars, except per share amounts]	2006	2005	2004	2003	2002
CONSOLIDATED BALANCE SHEETS					
Cash and cash equivalents	**5,138**	4,642	3,623	3,646	2,437
Consolidated assets	**130,421**	110,896	104,179	105,436	68,319
Shareholders' equity	**11,422**	9,398	8,684	7,837	6,705
Consolidated assets and assets under administration	**339,931**	286,287	259,833	243,872	174,336
CONSOLIDATED STATEMENTS OF EARNINGS					
Revenues					
Premium income	**18,724**	16,058	14,202	7,069	11,187
Net investment income	**6,036**	5,492	5,483	4,759	3,803
Fee income	**5,030**	4,534	4,211	3,527	3,603
	29,790	26,084	23,896	15,355	18,593
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**20,508**	17,435	15,490	8,346	12,593
Commissions	**2,184**	1,956	1,880	1,376	1,199
Operating expenses	**3,136**	3,063	3,096	2,726	2,452
Financial charges	**338**	330	354	320	217
	26,166	22,784	20,820	12,768	16,461
	3,624	3,300	3,076	2,587	2,132
Share of earnings of affiliate	**126**	121	126	88	80
Other income [charges] net	**345**	(11)	(35)	783	(85)
Income taxes	**937**	886	826	848	748
Non-controlling interests	**1,003**	863	798	600	399
Net earnings	**2,155**	1,661	1,543	2,010	980
Per share					
Operating earnings before non-recurring items	**2.46**	2.33	2.11	1.72	1.49
Net earnings	**2.96**	2.28	2.12	2.81	1.36
Dividends	**1.0000**	0.8700	0.7300	0.6025	0.5200
Book value at year-end	**14.22**	11.63	10.97	9.88	8.37
Market Price					
High	**38.72**	35.50	32.16	25.44	22.25
Low	**30.20**	29.76	24.33	18.15	15.53
Year-end	**37.69**	33.40	31.99	24.77	18.15

QUARTERLY FINANCIAL INFORMATION

[in millions of dollars, except per share amounts]	TOTAL REVENUES	NET EARNINGS	EARNINGS PER SHARE — BASIC	EARNINGS PER SHARE — DILUTED
2006				
First quarter	**6,285**	**408**	**0.56**	**0.55**
Second quarter	**7,230**	**478**	**0.65**	**0.65**
Third quarter	**7,179**	**795**	**1.10**	**1.10**
Fourth quarter	**9,096**	**474**	**0.65**	**0.64**
2005				
First quarter	6,975	379	0.52	0.52
Second quarter	6,283	451	0.62	0.62
Third quarter	5,734	390	0.54	0.53
Fourth quarter	7,092	441	0.60	0.60

BOARD OF DIRECTORS

J. BRIAN AUNE
PRESIDENT, ALDERPRISE INC.

ANDRÉ DESMARAIS, O.C.[1][5]
DEPUTY CHAIRMAN OF THE CORPORATION AND PRESIDENT AND CO-CHIEF EXECUTIVE OFFICER, POWER CORPORATION OF CANADA

THE HONOURABLE PAUL DESMARAIS, P.C., C.C.[1]
CHAIRMAN OF THE EXECUTIVE COMMITTEE, POWER CORPORATION OF CANADA

PAUL DESMARAIS, JR., O.C.[1][5]
CHAIRMAN AND CO-CHIEF EXECUTIVE OFFICER, POWER CORPORATION OF CANADA AND CHAIRMAN OF THE EXECUTIVE COMMITTEE OF THE CORPORATION

GÉRALD FRÈRE[3][4]
MANAGING DIRECTOR, FRÈRE-BOURGEOIS S.A.

ANTHONY R. GRAHAM
PRESIDENT, WITTINGTON INVESTMENTS, LIMITED

ROBERT GRATTON[1]
CHAIRMAN OF THE CORPORATION

THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI, P.C., O.C., A.O.E.[1]
COMPANY DIRECTOR

JERRY E.A. NICKERSON
CHAIRMAN OF THE BOARD, H.B. NICKERSON & SONS LIMITED

R. JEFFREY ORR[1]
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE CORPORATION

MICHEL PLESSIS-BÉLAIR, FCA
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER OF THE CORPORATION AND VICE-CHAIRMAN AND CHIEF FINANCIAL OFFICER, POWER CORPORATION OF CANADA

RAYMOND ROYER, O.C., FCA[1][2][3][4][5]
PRESIDENT AND CHIEF EXECUTIVE OFFICER, DOMTAR INC.

GUY ST-GERMAIN, C.M.[2][3][4][5]
PRESIDENT, PLACEMENTS LAUGERMA INC.

EMŐKE J.E. SZATHMÁRY, C.M., PH.D.[2]
PRESIDENT AND VICE-CHANCELLOR, UNIVERSITY OF MANITOBA

DIRECTORS EMERITUS

JAMES W. BURNS, O.C., O.M.

THE HONOURABLE P. MICHAEL PITFIELD, P.C., Q.C.

OFFICERS

ROBERT GRATTON
CHAIRMAN

R. JEFFREY ORR
PRESIDENT AND CHIEF EXECUTIVE OFFICER

ANDRÉ DESMARAIS, O.C.
DEPUTY CHAIRMAN

MICHEL PLESSIS-BÉLAIR, FCA
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

ARNAUD VIAL
SENIOR VICE-PRESIDENT, FINANCE

EDWARD JOHNSON
SENIOR VICE-PRESIDENT, GENERAL COUNSEL AND SECRETARY

JOCELYN LEFEBVRE, C.A.
MANAGING DIRECTOR, POWER FINANCIAL EUROPE B.V.

DENIS LE VASSEUR, C.A.
VICE-PRESIDENT AND CONTROLLER

ISABELLE MORIN
TREASURER

JEANNINE ROBITAILLE
ASSISTANT SECRETARY

[1] MEMBER OF THE EXECUTIVE COMMITTEE
[2] MEMBER OF THE AUDIT COMMITTEE
[3] MEMBER OF THE COMPENSATION COMMITTEE
[4] MEMBER OF THE RELATED PARTY AND CONDUCT REVIEW COMMITTEE
[5] MEMBER OF THE GOVERNANCE AND NOMINATING COMMITTEE

CORPORATE INFORMATION

Additional copies of this annual report, as well as copies of the annual reports of Lifeco, Great-West, London Life, Canada Life Financial Corporation, Canada Life, IGM Financial and Pargesa are available from:

The Secretary, Power Financial Corporation
751 Victoria Square, Montréal, Québec, Canada H2Y 2J3

or

The Secretary, Power Financial Corporation
Suite 2600, Richardson Building, 1 Lombard Place
Winnipeg, Manitoba, Canada R3B 0X5

STOCK LISTINGS

Shares of Power Financial Corporation are listed on the Toronto Stock Exchange, under the following listings:

Common Shares: PWF
First Preferred Shares, Series A: PWF.PR.A
First Preferred Shares, Series C: PWF.PR.D
First Preferred Shares, Series D: PWF.PR.E
First Preferred Shares, Series E: PWF.PR.F
First Preferred Shares, Series F: PWF.PR.G
First Preferred Shares, Series H: PWF.PR.H
First Preferred Shares, Series I: PWF.PR.I
First Preferred Shares, Series J: PWF.PR.J
First Preferred Shares, Series K: PWF.PR.K
First Preferred Shares, Series L: PWF.PR.L

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
1-800-564-6253 (toll-free in Canada and the U.S.)
or 514-982-7555

1500 University Street, Suite 700, Montréal, Québec, Canada H3A 3S8

100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1

830-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6

510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

WEB SITE

www.powerfinancial.com

Si vous préférez recevoir ce rapport annuel en français, veuillez vous adresser au secrétaire,

Corporation Financière Power
751, square Victoria, Montréal (Québec) Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place,
Winnipeg (Manitoba) Canada R3B 0X5

LIST OF WORKS

Readers of this Annual Report are introduced to the international peregrinations of some of Canada's greatest painters, thanks to the co-operation of a number of cultural institutions, organizations and individuals. Power Financial Corporation would especially like to thank the following:

National Gallery of Canada; Power Corporation of Canada; The Montreal Museum of Fine Arts; Musée national des beaux-arts du Québec; Beaverbrook Collection of War Art and Canadian War Museum; Heffel Fine Art Auction House; Art Gallery of Hamilton; The Beaverbrook Art Gallery/The Beaverbrook Canadian Foundation; Collection La Pulperie de Chicoutimi; Musée d'art de Joliette; Galerie Walter Klinkhoff; Gestion A.S.L. inc.; SODART, Musée Marc-Aurèle Fortin and Marc-Aurèle Fortin Foundation; SODRAC and estates of Paul-Émile Borduas, Jean Dallaire, Alfred Pellan and Jean Paul Riopelle; as well as Mr. Bruno Hébert, Mr. Dean May, Mrs. Christine Rhéaume Kostecki, Mr. Jonathan Rittenhouse and Mr. Paul Maréchal of Power Corporation of Canada.

Their commitment and support have been extraordinary and Power Financial would like to express its sincere gratitude to them.

COVER AND INSIDE COVER
MAURICE CULLEN [1866–1934]
Paris, Winter on the Seine, 1902
Oil on canvas
73.4 × 92.5 cm
Art Gallery of Hamilton, presented in memory of George P. and Helen S. Waters by their son, 1972
Photograph: Art Gallery of Hamilton, Bob McNair

PAGE 7
JOHN HERBERT CADDY [1801–1887]
The Pitons, St. Lucia, circa 1833–1834
Watercolour with scraping over graphite on wove paper
18.9 × 28.1 cm
National Gallery of Canada, Ottawa, purchased 1990
Photograph: © National Gallery of Canada

The Town of Castries, St. Lucia, 1837
Coloured etching and aquatint on wove paper
29.2 × 35.7 cm; plate: 25.7 × 33 cm
National Gallery of Canada, Ottawa, purchased 1985
Photograph: © National Gallery of Canada

PAGE 11
CORNELIUS KRIEGHOFF [1815–1872]
Venice, the Grand Canal, circa 1852
Oil on canvas
51.2 × 71.2 cm
Collection of Power Corporation of Canada
Photograph: Roch Nadeau

PAGE 15
C.J. WAY [1834–1919]
Untitled (In the White Mountains, New Hampshire), 1874
Oil on canvas
69.5 × 106.7 cm
National Gallery of Canada, Ottawa, purchased 1997
Photograph: © National Gallery of Canada

PAGE 19
PAUL PEEL [1860–1892]
The Spinner, 1881
Oil on canvas
119.6 × 91.4 cm
The Montreal Museum of Fine Arts, gift of William G. Murray
Photograph: The Montreal Museum of Fine Arts, Brian Merrett

PAGE 23
JAMES MACDONALD BARNSLEY [1861–1929]
High Tide at Dieppe, 1886
Oil on canvas
111.7 × 152.2 cm
The Montreal Museum of Fine Arts, gift of David Morrice
Photograph: The Montreal Museum of Fine Arts, Brian Merrett

The Entrance to the Harbour at Dieppe, 1886
Oil on canvas
110.1 × 150 cm
The Montreal Museum of Fine Arts, gift of Mrs. W.W.C. Wilson in memory of her husband
Photograph: The Montreal Museum of Fine Arts, Christine Guest

PAGE 27
MAURICE CULLEN [1866–1934]
The Three Sisters, circa 1890
Oil on canvas
60.3 × 70 cm
Private collection
Photograph: Michel Filion

PAGE 31
WILLIAM BRYMNER [1855–1925]
In the County Cork, Ireland, 1892
Oil on canvas
95.7 × 129 cm
Musée national des beaux-arts du Québec, Quebec City, purchase
Photograph: © Musée national des beaux-arts du Québec, Patrick Altman

Martigues, 1921
Oil on wood
13.3 × 18 cm
National Gallery of Canada, Ottawa, gift of Knox Thomson, Ottawa, 1959
Photograph: © National Gallery of Canada

PAGE 35
MARC-AURÈLE DE FOY SUZOR-COTÉ [1869–1937]
The Hills of Senlisse, 1892
Oil on canvas
76.3 × 94.5 cm
Musée national des beaux-arts du Québec, Quebec City, purchase
Photograph: Musée national des beaux-arts du Québec, Patrick Altman

PAGE 39
JAMES WILSON MORRICE [1865–1924]
San Pietro di Castello Church, Venice, circa 1905
Oil on canvas
60.9 × 81.2 cm
Collection of Power Corporation of Canada
Photograph: Roch Nadeau

Venice, Looking Out over the Lagoon, circa 1904
Oil on canvas mounted on aluminum
60.6 × 73.9 cm
The Montreal Museum of Fine Arts, gift of James Wilson Morrice Estate
Photograph: The Montreal Museum of Fine Arts, Brian Merrett

PAGE 43
JOHN A. HAMMOND [1843–1939]
Canton, China, 1900
Oil on fibreboard
75.5 × 101 cm
National Gallery of Canada, Ottawa, bequest of P.D. Ross, Ottawa, 1950
Photograph: © National Gallery of Canada

PAGE 47
MAURICE CULLEN [1866–1934]
Venice, circa 1901
Oil on wood
24.6 × 34.2 cm
National Gallery of Canada, Ottawa, purchased 1981
Photograph: © National Gallery of Canada

Customs Port, Venice, 1901
Oil on canvas
71.8 × 93.2 cm
National Gallery of Canada, Ottawa, gift of Pierre Joanisse, Buckingham, Québec, 1980
Photograph: © National Gallery of Canada

PAGE 51
HELEN GALLOWAY McNICOLL
[1879–1915]
Haystacks, circa 1911
Oil on canvas
46 x 40.6 cm
Private collection
Photograph: Heffel Fine Art
Auction House

PAGE 55
FRANKLIN BROWNELL
[1857–1946]
The Beach, St. Kitts, 1913
Oil on canvas
74 x 89.6 cm
National Gallery of Canada, Ottawa,
gift of Edith Wilson, Ottawa,
1923, in memory of Senator and
Mrs. W.C. Edwards
Photograph: © National Gallery
of Canada

PAGE 59
CLARENCE ALPHONSE GAGNON
[1881–1942]
**The Beaches of Paramé and
Saint-Malo, 1908**
Oil on canvas
124.5 x 171.5 cm
The Beaverbrook Art Gallery/
The Beaverbrook Canadian
Foundation [in dispute, 2004]
Photograph: Brian Perry

**Mont Saint-Michel, Morning,
1907**
Oil on canvas
51 x 64 cm
Collection La Pulperie de Chicoutimi

PAGE 63
HENRIETTA MABEL MAY
[1884–1971]
The Regatta, circa 1914
Oil on canvas
46 x 56.3 cm
National Gallery of Canada, Ottawa,
purchased 1949
© Dean May
Photograph: © National Gallery
of Canada

PAGE 67
ADRIEN HÉBERT [1890–1967]
Vals-les-Bains, 1922
Oil on canvas
60.4 x 73 cm
Collection of Power Corporation
of Canada
© Bruno Hébert
Photograph: Roch Nadeau

PAGE 71
MARC-AURÈLE FORTIN
[1888–1970]
**Fishermen's Port, France,
circa 1936**
Oil on canvas
78.7 x 69.3 cm
Private collection
© Marc-Aurèle Fortin Foundation/
SODART [2007]
Photograph: Michel Filion

PAGE 75
ALFRED PELLAN [1906–1988]
By Moonlight, 1937
Oil on canvas
161.8 x 97.1 cm
National Gallery of Canada, Ottawa,
purchased 1953
© Estate of Alfred Pellan/
SODRAC [2007]
Photograph: © National Gallery
of Canada

PAGE 79
EDWIN HOLGATE [1892–1977]
**The Dispersal Hut,
403 Squadron, Kenley, Surrey,
circa 1944**
Oil and egg tempera on carton
61 x 71.2 cm
Beaverbrook Collection of War Art
© Canadian War Museum, Ottawa

PAGE 83
ALEX COLVILLE [1920–]
**Infantry, near Nijmegen, Holland,
1946**
Oil on canvas
101.6 x 121.9 cm
Beaverbrook Collection of War Art
© Canadian War Museum, Ottawa

PAGE 87
JEANNE RHÉAUME [1915–2000]
Fiesole, 1950
Oil on canvas
43.3 x 53.7 cm
Musée d'art de Joliette, gift of
Madeleine Rocheleau-Boyer
© Christine Rhéaume Kostecki
Photograph: Michel Filion

PAGE 91
JEAN PAUL RIOPELLE
[1923–2002]
Back from Spain, 1951
Oil on canvas
162.5 x 132.1 cm
Collection of Power Corporation
of Canada
© Estate of Jean Paul Riopelle/
SODRAC [2007]
Photograph: Roch Nadeau

PAGE 95
JEAN-PHILIPPE DALLAIRE
[1916–1965]
Round Hat, circa 1960
Oil on board
64.1 x 49.5 cm
Private collection
© Estate of Jean Dallaire/
SODRAC [2007]
Photograph: Michel Filion

PAGE 99
PAUL-ÉMILE BORDUAS
[1905–1960]
Tango, 1955
Oil on canvas
114.3 x 147.3 cm
Collection of Power Corporation
of Canada
© Estate of Paul-Émile Borduas/
SODRAC [2007]
Photograph: Roch Nadeau

PAGE 103
JEAN PAUL LEMIEUX
[1904–1990]
Pisa, 1965
Oil on canvas
109 x 73 cm
Musée national des beaux-arts
du Québec, Quebec City,
bequest of Marcel Carbotte
© Gestion A.S.L. inc.
Photograph: Musée national
des beaux-arts du Québec,
Jean-Guy Kérouac

PAGE 107
FREDERICK BOURCHIER TAYLOR
[1906–1987]
**The Church of San Juanito,
Oaxaca, Mexico, 1957**
Oil on canvas
91.4 x 76.2 cm
Private collection
© Walter Klinkhoff Gallery
Photograph: Heffel Fine Art
Auction House

PRINTED IN CANADA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of common shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of POWER FINANCIAL CORPORATION (the "Corporation") will be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada, on Wednesday, May 9, 2007, at 11:00 a.m., local time, for the following purposes:

[1] to elect directors;

[2] to appoint auditors;

[3] to receive the consolidated financial statements for the year ended December 31, 2006 and the auditors' report thereon;

[4] to consider and, if deemed advisable, to adopt an ordinary resolution approving amendments to the Employee Stock Option Plan of the Corporation;

[5] to consider a shareholder proposal attached as Schedule "A" to the Management Proxy Circular; and

[6] to transact such other business as may properly come before the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Montréal, Québec
March 21, 2007

Edward Johnson
Senior Vice-President, General Counsel and Secretary

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT IN THE ENVELOPE ENCLOSED.

Si vous préférez recevoir un exemplaire en français,
veuillez vous adresser au secrétaire,
Corporation Financière Power
751, square Victoria
Montréal (Québec) Canada H2Y 2J3

This Management Proxy Circular is sent in connection with the solicitation by the management of Power Financial Corporation ("Power Financial" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, May 9, 2007 (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicited by regular employees of the Corporation in writing or by telephone at nominal cost. The Corporation may also engage a third party to provide proxy solicitation services on behalf of management in connection with solicitation of proxies for the Meeting. The anticipated cost of this engagement would be approximately $30,000. The cost of solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

NAME IN FULL	ABBREVIATION
Power Corporation of Canada	Power
Great-West Lifeco Inc.	Lifeco
IGM Financial Inc.	IGM
Pargesa Holding S.A.	Pargesa
Toronto Stock Exchange	TSX
Canadian Securities Administrators	CSA

Voting Shares and Principal Holders Thereof

On March 21, 2007, there were outstanding 704,893,680 common shares (the "Common Shares") of the Corporation. Each holder of Common Shares is entitled to one vote at the Meeting, or any adjournment thereof, for each share registered in the holder's name as at the close of business on March 16, 2007 (the "Record Date"). The final date by which the Corporation must receive a proposal for any matter that a shareholder proposes to raise at the annual meeting of the Corporation to be held in 2008 is December 22, 2007.

To the knowledge of the Directors and officers of the Corporation, as of March 21, 2007, the Honourable Paul Desmarais, a Director of the Corporation, exercised, directly and through holding corporations, control or direction over 467,839,296 Common Shares in the aggregate, representing 66.4 per cent of the outstanding shares of such class. To the knowledge of the Directors and officers of the Corporation, no other person or company directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cent of the shares of any class of voting shares of the Corporation.

Proxies — Registered Shareholders

A shareholder is a registered shareholder if the shareholder is shown as a shareholder on the Record Date on the shareholder list kept by Computershare Trust Company of Canada ("Computershare"), as registrar and transfer agent of the Corporation for the Common Shares, in which case a share certificate will have been issued to the shareholder which indicates the shareholder's name and the number of Common Shares owned by the shareholder. Registered holders of Common Shares will receive with this Management Proxy Circular a form of proxy from Computershare representing the Common Shares held by the registered shareholder.

APPOINTMENT OF PROXY

To be effective, proxies from registered shareholders must be received by Computershare, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 (or be deposited with Computershare, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada) not later than 5:00 p.m. on the last business day preceding the day of the Meeting.

REVOCATION OF PROXY

A registered shareholder giving a proxy may revoke the proxy by instrument in writing executed by the registered shareholder or his or her attorney authorized in writing or, if the registered shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation, 751 Victoria Square, Montréal, Québec, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Proxies — Non-Registered Shareholders

A shareholder is a non-registered (or beneficial) shareholder if [i] an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of RRSPs, RRIFs, RESPs and similar plans) or [ii] a clearing agency (such as The Canadian Depository for Securities Limited), of which the intermediary is a participant, holds the shareholder's Common Shares on behalf of the shareholder (in each case, an "Intermediary").

APPOINTMENT OF PROXY

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, as adopted by the CSA, the Corporation is distributing copies of materials related to the Meeting to Intermediaries for distribution to non-registered shareholders. Such Intermediaries must forward the materials related to the Meeting to each non-registered holder (unless the non-registered shareholder has waived the right to receive such materials) and often use a service company (such as ADP Investor Communications in Canada) to permit the non-registered shareholder to direct the voting of the Common Shares beneficially held by the Intermediary. Non-registered shareholders should carefully follow the instructions on the request for voting instructions or form of proxy that they receive from their Intermediary, in order to vote the Common Shares that are held through that Intermediary. Non-registered shareholders of the Corporation should submit voting instructions to Intermediaries in sufficient time to ensure that their votes are received from the Intermediaries by the Corporation.

Since Power Financial generally does not have access to the names of its non-registered shareholders, non-registered shareholders who wish to attend the Meeting and vote in person should insert their own name in the blank space provided in the request for voting instructions or form of proxy to appoint themselves as proxy holders and then follow their Intermediary's instructions for returning the request for voting instructions or proxy form.

REVOCATION OF PROXY

A non-registered shareholder giving a proxy may revoke the proxy by contacting his or her Intermediary in respect of such proxy and complying with any applicable requirements imposed by such Intermediary. An Intermediary may not be able to revoke a proxy if it receives insufficient notice of revocation.

Election of Directors

The Board of Directors of the Corporation consists of not less than 3 and not more than 18 members as determined from time to time by the Board of Directors, such number presently being fixed at 14. The 14 persons named hereunder will be proposed for election as Directors of the Corporation. Except where authority to vote in respect of the election of Directors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the election of the persons named hereunder. Management of the Corporation does not contemplate that any of the persons named hereunder will be unable or unwilling to serve as a Director. However, if such event should occur prior to the election, the nominees named in the accompanying form of proxy reserve the right to vote for the election in his or her stead of such other person as they, in their discretion, may determine. Shareholders have the ability to vote for or withhold from voting for each individual Director proposed for election to the Board of Directors of the Corporation.

The *Canada Business Corporations Act* and applicable securities legislation require that the Corporation have an Audit Committee. The Board of Directors also appoints an Executive Committee, a Compensation Committee, a Related Party and Conduct Review Committee, and a Governance and Nominating Committee as more fully described in the section entitled "Statement of Corporate Governance Practices" of this Management Proxy Circular.

The term of office of each Director currently in office expires at the close of the Meeting. Each Director elected at the Meeting shall hold office until the close of the next Annual Meeting of Shareholders, unless he or she resigns or his or her office becomes vacant for any reason.

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007[F]
J. BRIAN AUNE, C.A. **Québec, Canada** Mr. Aune is President of Alderprise Inc., and was previously Chairman of St. James Financial Corporation from 1990 to 2005 (both private investment companies). He served as Chairman and Chief Executive Officer of Nesbitt Thomson from 1980 to 1990. He is a Director of a number of Canadian public and private corporations including Teck Cominco Limited, Constellation Software Inc., and The CSL Group Inc.	May 2006	21,200 Common Shares of the Corporation 1,004 Deferred Share Units of the Corporation
ANDRÉ DESMARAIS, O.C.[B][E] **Québec, Canada** Mr. Desmarais is Deputy Chairman of the Corporation and President and Co-Chief Executive Officer of Power. Prior to joining Power in 1981, he was Special Assistant to the Minister of Justice of Canada and an institutional investment counsellor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position with Power in 1996. He is a Director and a member of the Executive Committee of many Power Financial group companies in North America, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc. He is also a Director of Pargesa in Europe. He is a Director of Power, of CITIC Pacific Limited in Asia in which Power holds a minority interest, and of Neurochem Inc., a biopharmaceutical company. He was also a Director of Bombardier Inc. until 2004. Mr. Desmarais is Honorary Chairman of the Canada China Business Council and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations in Montréal. In 2003, he was named an Officer of the Order of Canada.	May 1988	43,200 Common Shares of the Corporation 1,024,795 Subordinate Voting Shares of Power 103,318 Common Shares of Lifeco 16,903 Deferred Share Units of the Corporation 17,576 Deferred Share Units of Power 33,952 Deferred Share Units of Lifeco 14,834 Deferred Share Units of IGM
THE HONOURABLE PAUL DESMARAIS, P.C., C.C.[B] **Québec, Canada** Mr. Desmarais is Chairman of the Executive Committee of Power. He acquired control of Power in 1968. He is Chairman of the Board and Executive Director of Pargesa, an international investment and management group. He is a Director of Power, Pargesa and Groupe Bruxelles Lambert. He was a Director of Lifeco and its major subsidiaries and IGM until 2004. He is a member of the International Advisory Board of Barrick Gold Corporation. He is a Member of the Queen's Privy Council for Canada, a Companion of the Order of Canada and an Officer of the National Order of Québec, as well as a Grand Officier de l'Ordre national de la Légion d'honneur (France) and a Commandeur de l'Ordre de Léopold II (Belgium).	February 1966	467,839,604 Common Shares of the Corporation[G] 78,125,428 Subordinate Voting Shares of Power[H] 48,603,392 Participating Preferred Shares of Power[I] 666,752,770 Common Shares of Lifeco[J] 157,132,080 Common Shares of IGM[J] 6,169 Deferred Share Units of the Corporation 20,848 Deferred Share Units of Power

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] MEMBER OF THE RELATED PARTY AND CONDUCT REVIEW COMMITTEE
[E] MEMBER OF THE GOVERNANCE AND NOMINATING COMMITTEE
[F] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT OF THE CORPORATION IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS"
[G] BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR CONTROLLED OR DIRECTED BY ASSOCIATES OR AFFILIATES OF MR. DESMARAIS. THE SECURITY HOLDINGS OF 171263 CANADA INC. CONSTITUTE AT LEAST 10 PER CENT OF THE VOTING RIGHTS ATTACHED TO ALL VOTING SECURITIES OF THE CORPORATION, AND POWER OWNS INDIRECTLY ALL OF THE OUTSTANDING SHARES OF 171263 CANADA INC AND IS CONTROLLED BY MR. DESMARAIS.
[H] 76,763,678 SUBORDINATE VOTING SHARES OF POWER ARE BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR CONTROLLED OR DIRECTED BY ASSOCIATES OR AFFILIATES OF MR. DESMARAIS
[I] 48,603,392 PARTICIPATING PREFERRED SHARES OF POWER ARE BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR CONTROLLED OR DIRECTED BY ASSOCIATES OR AFFILIATES OF MR. DESMARAIS. THE SECURITY HOLDINGS OF GELCO ENTERPRISES LTD., A WHOLLY OWNED HOLDING CORPORATION OF MR. DESMARAIS, CONSTITUTE AT LEAST 10 PER CENT OF THE VOTING RIGHTS ATTACHED TO ALL VOTING SECURITIES OF POWER
[J] OWNED DIRECTLY AND/OR THROUGH SUBSIDIARIES OF THE CORPORATION

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007[F]
PAUL DESMARAIS, JR., O.C.[B][E] **Québec, Canada** Mr. Desmarais is Chairman of the Executive Committee of the Corporation, and Chairman and Co-Chief Executive Officer of Power. Prior to joining Power in 1981, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He was Chairman of the Corporation from 1990 to 2005, Vice-Chairman from 1989 to 1990 and President and Chief Operating Officer from 1986 to 1989; he was named Chairman of the Executive Committee in 2005. He was named to his present position with Power in 1996. He is a Director and member of the Executive Committee of many Power Financial group companies in North America, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc. He is also Vice-Chairman of the Board and Executive Director of Pargesa, Vice-Chairman of the Board of Imerys, and is a Director of Groupe Bruxelles Lambert, Total S.A. and Suez. He is also a Director of Power. Mr. Desmarais is a member of the International Council and a Director of the European Institute of Business Administration (INSEAD), Chairman of the Board of Governors of the International Economic Forum of the Americas, Chairman of the International Advisory Committee of École des Hautes Études Commerciales of Montréal, member of the International Advisory Board of Groupe La Poste, and of the North American Competitivity Council and Founder and member of the International Advisory Board of the McGill University Faculty of Management in Montréal. He is also involved in charitable and community activities in Montréal. In 2005, he was named an Officer of the Order of Canada and in 2006, he received a Doctorate Honoris Causa from Laval University.	April 1983	44,795 Subordinate Voting Shares of Power 87,318 Common Shares of Lifeco 30,000 Common Shares of IGM 10,667 Deferred Share Units of the Corporation 11,044 Deferred Share Units of Power 4,418 Deferred Share Units of Lifeco 7,612 Deferred Share Units of IGM
GÉRALD FRÈRE[C][D] **Hainaut, Belgium** Mr. Frère is Managing Director of Frère-Bourgeois S.A., a financial group based in Belgium. He is a Director of Compagnie Nationale à Portefeuille S.A. and of Pargesa and is Managing Director of Groupe Bruxelles Lambert, as well as Chairman of the Board and a Director of many European companies, including Banque Nationale de Belgique	May 1990	15,753 Deferred Share Units of the Corporation

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] MEMBER OF THE RELATED PARTY AND CONDUCT REVIEW COMMITTEE
[E] MEMBER OF THE GOVERNANCE AND NOMINATING COMMITTEE
[F] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT OF THE CORPORATION IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS".

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007[F]
ANTHONY R. GRAHAM **Ontario, Canada** Mr. Graham is President of Wittington Investments, Limited ("Wittington"), the principal holding company of the Weston-Loblaw Group. Prior to joining Wittington he held senior positions in Canada and the U.K. with National Bank Financial Inc. (formerly Lévesque Beaubien Geoffrion Inc.), a Montréal-based investment dealer. He is a Director of several companies, including Power and other companies in the Power group, as well as George Weston Limited, Loblaw Companies Limited, Provigo Inc., Garbell Holdings Limited and Graymont Limited. He is Vice-Chairman of The Council for Business and the Arts in Canada, Governor of the Art Gallery of Ontario and Chairman of the Shaw Festival Foundation.	May 2001	25,000 Common Shares of the Corporation 25,000 Subordinate Voting Shares of Power 8,165 Deferred Share Units of the Corporation 9,283 Deferred Share Units of Power
ROBERT GRATTON[B] **Québec, Canada** Mr. Gratton has been Chairman of the Corporation since May 2005. Prior thereto, he was President and Chief Executive Officer of the Corporation since April 1990. Before joining the Corporation as President in 1989, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is also Chairman and Director of a number of Power Financial companies, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc. He is also a Director of Pargesa and of Power. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a director of several corporations, community organizations and foundations.	December 1986	11,180,000 Common Shares of the Corporation 41,237 Subordinate Voting Shares of Power 665,477 Common Shares of Lifeco 75,000 Common Shares of IGM 11,217 Deferred Share Units of the Corporation 10,671 Deferred Share Units of Power 69,636 Deferred Share Units of Lifeco 39,639 Deferred Share Units of IGM
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI, P.C., O.C., A.O.E.[B] **Alberta, Canada** Mr. Mazankowski was a Member of The Parliament of Canada for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. He is currently a Senior Adviser to Gowling Lafleur Henderson LLP. Since his retirement from public life in 1993, he has served as a Director of several Power Financial group companies in Canada, including Lifeco, The Great-West Life Assurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc. He is also a Director of Power, Atco Ltd., Shaw Communications Inc., Weyerhaeuser Company, Canadian Oil Sands Limited, Yellow Pages Group and a Trustee of Yellow Pages Income Fund.	May 1996	4,000 Common Shares of the Corporation 2,000 Subordinate Voting Shares of Power 3,000 Common Shares of Lifeco 1,000 Common Shares of IGM 8,905 Deferred Share Units of the Corporation 7,607 Deferred Share Units of Power 8,262 Deferred Share Units of Lifeco 5,112 Deferred Share Units of IGM

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] MEMBER OF THE RELATED PARTY AND CONDUCT REVIEW COMMITTEE
[E] MEMBER OF THE GOVERNANCE AND NOMINATING COMMITTEE
[F] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT OF THE CORPORATION IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS"

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007[F]
JERRY E.A. NICKERSON Nova Scotia, Canada Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is also a Director of several Power Financial group companies in North America, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation and The Canada Life Assurance Company. He is a Director of Power. He also served on the boards of various organizations, federal and provincial Crown Corporations, and other public and private companies.	May 1999	12,636 Common Shares of the Corporation 20,807 Subordinate Voting Shares of Power 5,000 Common Shares of Lifeco 4,418 Deferred Share Units of Lifeco
R. JEFFREY ORR[B] Québec, Canada Mr. Orr is President and Chief Executive Officer of the Corporation, an office he has held since May 2005. From May 2001 until May 2005, he was President and Chief Executive Officer of IGM. Prior to joining IGM, he was Chairman and Chief Executive Officer of BMO Nesbitt Burns Inc. and Vice-Chairman, Investment Banking Group, Bank of Montreal. Mr. Orr had been with BMO Nesbitt Burns Inc. and predecessor companies since 1981. He is a Director of Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc., Mackenzie Inc. and Power.	May 2005	200,400 Common Shares of the Corporation 20,000 Subordinate Voting Shares of Power 20,000 Common Shares of Lifeco 120,100 Common Shares of IGM 4,303 Deferred Share Units of the Corporation 4,236 Deferred Share Units of Power 13,895 Deferred Share Units of Lifeco 7,033 Deferred Share Units of IGM
MICHEL PLESSIS-BÉLAIR, FCA Québec, Canada Mr. Plessis-Bélair is Executive Vice-President and Chief Financial Officer of the Corporation and Vice-Chairman and Chief Financial Officer of Power. Before joining Power in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that Senior Vice-President of Marine Industries Limited. He is a Director of several Power Financial group companies in both North America and Europe, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc., Mackenzie Inc., Pargesa and Groupe Bruxelles Lambert. He is also a Director of Power, Lallemand Inc., the Université de Montréal and Hydro-Québec, and he is on the International Advisory Board of École des Hautes Études Commerciales of Montréal. He was also a Director of Bell Canada International Inc. until 2003.	May 1988	6,000 Common Shares of the Corporation 159,747 Subordinate Voting Shares of Power 40,000 Common Shares of Lifeco 4,000 Common Shares of IGM 8,165 Deferred Share Units of the Corporation 8,447 Deferred Share Units of Power 4,418 Deferred Share Units of Lifeco 2,045 Deferred Share Units of IGM

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] MEMBER OF THE RELATED PARTY AND CONDUCT REVIEW COMMITTEE
[E] MEMBER OF THE GOVERNANCE AND NOMINATING COMMITTEE
[F] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT OF THE CORPORATION IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS".

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 21, 2007 [F]
RAYMOND ROYER, O.C., FCA [A][B][C][D][E] **Québec, Canada** Mr. Royer is President and Chief Executive Officer and a Director of Domtar Inc., a pulp and paper company, based in Montréal, a position he has held since 1996. He was previously President and Chief Operating Officer of Bombardier Inc. Mr. Royer is also a Director of Power's newspaper subsidiary Gesca Ltée and Shell Canada Limited. He was also Director of Ballard Power Systems Inc. until 2002 and of National Bank of Canada until 2000. He is a Member of the Board of the McGill University Health Center and of the International Advisory Board of École des Hautes Études Commerciales of Montréal.	December 1986	174,000 Common Shares of the Corporation 24,359 Deferred Share Units of the Corporation
GUY ST-GERMAIN, C.M. [A][C][D][E] **Québec, Canada** Mr. St-Germain is President of Placements Laugerma Inc., a private holding company based in Montréal, a position he has held since 1990. He was previously Chairman, Chief Executive Officer and President of Commassur Inc. Mr. St-Germain is also a Director of several Power group companies, including Lifeco, The Great-West Life Assurance Company, London Life Insurance Company, Canada Life Financial Corporation and The Canada Life Assurance Company. He was a Director of the Hudson's Bay Company until 2003.	May 1991	8,000 Common Shares of the Corporation 44,000 Subordinate Voting Shares of Power 8,000 Common Shares of Lifeco 20,397 Deferred Share Units of the Corporation 26,527 Deferred Share Units of Lifeco
EMŐKE J.E. SZATHMÁRY, C.M., PH.D. [A] **Manitoba, Canada** Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the Departments of Anthropology and Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Science of the University of Western Ontario in London. She is a Director of several Power Financial group companies in North America, including Lifeco, The Great-West Life Assurance Company, London Life Insurance Company, Canada Life Financial Corporation and The Canada Life Assurance Company. She is a Director of Power. She also serves on the Board of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation, the Canadian Credit Management Foundation, and the Canadian Genetic Diseases Network. She has received three honorary doctorates, is a Fellow of the Royal Society of Canada, and is a Member of the Order of Canada.	May 1999	3,000 Common Shares of the Corporation 5,689 Deferred Share Units of the Corporation 8,478 Deferred Share Units of Power 1,450 Deferred Share Units of Lifeco

[A] MEMBER OF THE AUDIT COMMITTEE
[B] MEMBER OF THE EXECUTIVE COMMITTEE
[C] MEMBER OF THE COMPENSATION COMMITTEE
[D] MEMBER OF THE RELATED PARTY AND CONDUCT REVIEW COMMITTEE
[E] MEMBER OF THE GOVERNANCE AND NOMINATING COMMITTEE
[F] THE MEMBERS OF THE BOARD OF DIRECTORS RECEIVED ALL OR A PORTION OF THEIR ANNUAL RETAINER AND ATTENDANCE FEES IN THE FORM OF DEFERRED SHARE UNITS OR IN THE FORM OF COMMON SHARES. THE VALUE OF A DEFERRED SHARE UNIT OF THE CORPORATION IS EQUAL TO THE VALUE OF A COMMON SHARE AT THE RELEVANT TIME. SEE "COMPENSATION OF DIRECTORS"

Board of Directors — Meetings Held and Attendance of Directors

The information presented below reflects the number of Board of Directors and Board of Directors Committee meetings held and attendance for the year ended December 31, 2006, by Directors who are nominated for election. Shareholders should be aware that Directors make important contributions to the welfare of the Corporation outside meetings of the Board and its committees which are not reflected in attendance figures.

SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD*

Board of Directors	7
Audit Committee	4
Compensation Committee	2

* THE EXECUTIVE COMMITTEE AND THE RELATED PARTY AND CONDUCT REVIEW COMMITTEE DID NOT MEET DURING THE YEAR ENDED DECEMBER 31, 2006. THE GOVERNANCE AND NOMINATING COMMITTEE WAS CREATED BY THE BOARD ON MARCH 29, 2006 AND MET FOR THE FIRST TIME DURING THE FIRST QUARTER OF 2007

SUMMARY OF ATTENDANCE OF DIRECTORS

DIRECTOR	BOARD MEETINGS ATTENDED	COMMITTEE	COMMITTEE MEETINGS ATTENDED
J. Brian Aune*	4		N/A
André Desmarais	6		N/A
Hon. Paul Desmarais	5		N/A
Paul Desmarais, Jr.	7		N/A
Gérald Frère**	4	Compensation	2
Anthony R. Graham	7		N/A
Robert Gratton	7		N/A
The Rt. Hon. Donald F. Mazankowski	7		N/A
Jerry E.A. Nickerson	7		N/A
R. Jeffrey Orr	7		N/A
Michel Plessis-Bélair	7		N/A
Raymond Royer	7	Audit	4
		Compensation	2
Guy St-Germain	5	Audit	4
		Compensation	2
Emőke J.E. Szathmáry	6	Audit	4

* MR. AUNE WAS ELECTED TO THE BOARD ON MAY 10, 2006

** MR. FRÈRE IS RESIDENT IN BELGIUM AND IS ACTIVE IN THE OVERSIGHT OF THE EUROPEAN COMPANIES IN WHICH THE CORPORATION HAS AN INTEREST

Compensation of Directors

DIRECTOR COMPENSATION

The Compensation Committee monitors developments in director compensation practices with the assistance of compensation consultants. On the advice of the Compensation Committee, since April 1, 2006, in addition to the basic annual retainer described below under "Dedicated Annual Board Retainer", the retainers and fees payable to all Directors are as follows: attendance fee for each meeting of the board or a committee: $2,000; additional retainer payable to members of each committee, except Chairmen of committees: $5,000; additional retainer payable to Chairmen of the committees, except the Audit Committee: $15,000; and additional retainer payable to the Chairman of the Audit Committee: $20,000. The Compensation of the Chairman of the Corporation is determined by the Compensation Committee applying the policies outlined in the Report of the Compensation Committee on Executive Compensation. Information concerning the Chairman's compensation is disclosed in the Summary Compensation Table.

DEDICATED ANNUAL BOARD RETAINER

Also since April 1, 2006, all Directors receive a basic annual retainer of $75,000. Of this amount, $45,000 consists of a dedicated annual board retainer which is received by Directors in deferred share units under the Deferred Share Unit Plan, described below, or in the form of Common Shares acquired in the market under the Directors Share Purchase Plan, also described below. Participation in the Deferred Share Unit Plan or the Directors Share Purchase Plan is mandatory.

Pursuant to the Deferred Share Unit Plan (the "DSU Plan"), for Directors who participate in the DSU Plan, the $45,000 dedicated portion of the annual board retainer is used to acquire deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day average closing price on the TSX of the Common Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A Director who receives deferred share units receives additional deferred share units in respect of dividends payable on Common Shares, based on the value of a deferred share unit at that time. A deferred share unit is redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee attendance fees and retainer, and committee chairman retainer in the form of deferred share units under the DSU Plan.

Pursuant to the Directors Share Purchase Plan (the "DSP Plan"), for Directors who participate in the DSP Plan, the $45,000 dedicated portion of the annual board retainer is used to acquire Common Shares of the Corporation in the market. The Corporation also pays the administrative costs and brokerage expenses incurred in connection with participation in the DSP Plan, excluding fees and expenses associated with the sale of shares and taxes payable by a Director. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee attendance fees and retainer, and committee chairman retainer in the form of Common Shares acquired under the DSP Plan.

In the view of the Compensation Committee and the Board, these Plans further align the interests of Directors with those of the shareholders.

The following chart shows the compensation paid to each non-management Director, for services as a Director of the Corporation during the financial year ended December 31, 2006.

COMPENSATION OF DIRECTORS[1][2]

DIRECTOR	BOARD RETAINER ($)	BOARD MEETING FEES ($)	COMMITTEE CHAIRPERSON RETAINER ($)	COMMITTEE MEMBERSHIP RETAINER ($)	COMMITTEE MEETING FEES ($)	TOTAL COMPEN-SATION ($)	TOTAL FEES ALLOCATED TO SHARES/ DSUs (%)	
							RETAINER	ATTENDANCE FEES
J. Brian Aune	56,250	8,000	–	–	–	64,250	60	0
Hon. Paul Desmarais	71,250	9,750	–	3,750	–	84,750	60	9
Gérald Frère	71,250	8,000	–	8,750	3,750	91,750	100	100
Anthony R. Graham	71,250	13,750	–	–	–	85,000	100	0
The Rt. Hon. Donald F. Mazankowski	71,250	13,750	–	3,750	–	88,750	78	0
Jerry E.A. Nickerson	71,250	13,750	–	–	–	85,000	100	100
Raymond Royer	71,250	13,750	20,000	16,250	11,500	132,750	100	100
Guy St-Germain	71,250	9,750	15,000	12,500	11,500	120,000	54	25
Emőke J.E. Szathmáry	71,250	11,750	–	5,000	7,750	95,750	77	0

(1) TABLE DOES NOT INCLUDE ANY AMOUNTS PAID AS REIMBURSEMENT FOR EXPENSES.
(2) COMPENSATION PAID TO NAMED EXECUTIVE OFFICERS FOR SERVICES AS A DIRECTOR OF THE CORPORATION DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2006 IS INCLUDED IN "ALL OTHER COMPENSATION" IN THE SUMMARY COMPENSATION TABLE UNDER EXECUTIVE COMPENSATION BELOW.

Mandatory Holdings by Directors

Directors are required to hold Common Shares of the Corporation or Deferred Share Units with a value equivalent to $375,000 within five years of the later of: [a] their becoming a Director of the Corporation and [b] April 1, 2004. All of the Directors meet, or are on track to meet, the Corporation's equity ownership guidelines.

Executive Compensation

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows compensation information for each of the executive officers named (collectively, the "Named Executive Officers") for services rendered in all capacities to the Corporation and its subsidiaries during the financial years indicated.

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION		LONG-TERM COMPENSATION AWARDS		ALL OTHER COMPENSATION[5] [$]
		SALARY [$]	BONUS [$]	SECURITIES UNDER OPTIONS GRANTED [#]		
				PCC[3]	PFC[4]	
Robert Gratton Chairman of the Board	2006	3,700,000	–	–	–	416,847
	2005	3,600,000	–	–	–	323,751
	2004	3,500,000	–	–	–	327,381
R. Jeffrey Orr President and Chief Executive Officer	2006	2,600,000	–	–	–	376,000
	2005	1,586,541	–	–	2,015,000	241,765
Paul Desmarais, Jr.[1][2] Chairman of the Executive Committee	2006	466,500	600,000	290,125	–	367,995
	2005	453,000	350,000	263,000	–	344,430
	2004	442,000	350,000	268,000	–	319,641
André Desmarais[1][2] Deputy Chairman	2006	466,500	600,000	290,125	–	373,995
	2005	453,000	350,000	263,000	–	311,473
	2004	442,000	350,000	268,000	–	319,391
Michel Plessis-Bélair[1] Executive Vice-President and Chief Financial Officer	2006	360,500	275,000	74,750	–	361,065
	2005	350,000	200,000	66,000	–	352,160
	2004	341,500	200,000	78,000	–	331,896

[1] THIS OFFICER IS ALSO AN EXECUTIVE OFFICER OF POWER. THE CORPORATION PAID THE AMOUNTS INDICATED UNDER ANNUAL COMPENSATION IN RESPECT OF THIS OFFICER TO POWER. THESE AMOUNTS ARE INCLUDED IN THE COMPENSATION DISCLOSURE FOR THIS NAMED EXECUTIVE OFFICER SET OUT IN THE MANAGEMENT PROXY CIRCULAR OF POWER.

[2] WHILE MR. PAUL DESMARAIS, JR. AND ANDRÉ DESMARAIS ARE NOT MEMBERS OF THE MANAGEMENT OF THE CORPORATION, THEY ARE CONSIDERED TO BE NAMED EXECUTIVE OFFICERS FOR THE PURPOSES OF THIS TABLE UNDER APPLICABLE SECURITIES LEGISLATION, AS THEY EACH PERFORM A POLICY-MAKING FUNCTION IN RESPECT OF THE CORPORATION. A PORTION OF THE ANNUAL COMPENSATION THAT IS PAID TO THEM BY POWER IS PAID TO POWER BY THE CORPORATION AS DISCLOSED HEREIN.

[3] DENOTES THE TOTAL NUMBER OF SUBORDINATE VOTING SHARES OF POWER COVERED BY OPTIONS GRANTED DURING THE YEAR PURSUANT TO THE POWER EXECUTIVE STOCK OPTION PLAN.

[4] DENOTES THE TOTAL NUMBER OF COMMON SHARES OF THE CORPORATION COVERED BY OPTIONS GRANTED DURING THE YEAR PURSUANT TO THE EMPLOYEE STOCK OPTION PLAN.

[5] A SUBSTANTIAL PORTION OF THIS COMPENSATION REPRESENTS BOARD FEES FOR SERVICES AS A DIRECTOR OF THE CORPORATION AND ITS SUBSIDIARIES. THE CORPORATION'S CONTRIBUTION TO ACQUIRE SHARES UNDER POWER'S SHARE PURCHASE PLAN, WHICH IS OFFERED TO ALL EMPLOYEES OF THE CORPORATION, HAS ALSO BEEN INCLUDED UNDER THIS ITEM.

OPTION GRANTS IN LAST FINANCIAL YEAR

POWER FINANCIAL CORPORATION EMPLOYEE STOCK OPTION PLAN

There were no grants of stock options made to the Named Executive Officers under the Employee Stock Option Plan during the financial year ended December 31, 2006.

POWER CORPORATION OF CANADA EXECUTIVE STOCK OPTION PLAN

Certain officers of the Corporation are also officers of Power for which they also receive compensation including, from time to time, the grant of options under the Power Executive Stock Option Plan in respect of their services to Power. Grants under the Power Executive Stock Option Plan are described in the Power Management Proxy Circular.

The table below shows information regarding grants of options to acquire Subordinate Voting Shares made to the Named Executive Officers under the Power Executive Stock Option Plan during the financial year ended December 31, 2006.

NAME	SECURITIES UNDER OPTIONS GRANTED [#][1]	PERCENTAGE OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FINANCIAL YEAR	EXERCISE PRICE [$/SECURITY]	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON THE DATE OF GRANT [$/SECURITY]	EXPIRY DATE
Paul Desmarais, Jr.	290,125	22	33.285	33.285	April 2, 2016
André Desmarais	290,125	22	33.285	33.285	April 2, 2016
Michel Plessis-Bélair	74,750	6	33.285	33.285	April 2, 2016

[1] EXERCISABLE AS TO HALF ON APRIL 3, 2009 AND THE BALANCE ON APRIL 3, 2010.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table summarizes for each of the Named Executive Officers the number of Common Shares acquired pursuant to exercises of stock options during the financial year ended December 31, 2006, the aggregate value realized upon exercise, and the number of Common Shares of the Corporation covered by unexercised options under the Employee Stock Option Plan, and the number of Subordinate Voting Shares of Power covered by unexercised options under the Power Executive Stock Option Plan, in both cases held as at December 31, 2006.

NAME	SECURITIES ACQUIRED ON EXERCISE [#]	AGGREGATE VALUE REALIZED [$]	UNEXERCISED OPTIONS AT YEAR-END [#] EXERCISABLE/ UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT YEAR-END [$] EXERCISABLE/ UNEXERCISABLE
Robert Gratton	[1] –	–	5,000,000 / 1,000,000	104,650,000 / 16,040,000
	[2] –	–	– /–	– /–
R. Jeffrey Orr	[1] –	–	403,000 / 1,612,000	2,198,365 / 8,793,460
	[2] –	–	– /–	– /–
Paul Desmarais, Jr.	[1] –	–	– /–	– /–
	[2] 1,080,000	21,366,170	2,550,000 / 821,125	51,512,719 / 3,829,616
André Desmarais	[1] –	–	– /–	– /–
	[2] 540,000	13,477,274	3,240,000 / 821,125	66,399,038 / 3,829,616
Michel Plessis-Bélair	[1] –	–	– /–	– /–
	[2] –	–	270,000 / 218,750	4,759,425 / 1,060,734

[1] DENOTES OPTIONS TO ACQUIRE COMMON SHARES OF THE CORPORATION UNDER THE CORPORATION'S EMPLOYEE STOCK OPTION PLAN

[2] DENOTES OPTIONS TO ACQUIRE SUBORDINATE VOTING SHARES OF POWER UNDER THE POWER EXECUTIVE STOCK OPTION PLAN, CERTAIN PORTIONS OF WHICH ARE ATTRIBUTABLE TO THE NAMED EXECUTIVE OFFICER'S SERVICES TO THE CORPORATION AND THE REST TO THE SERVICES RENDERED TO POWER. THE TOTAL NUMBER OF UNDERLYING SUBORDINATE VOTING SHARES COVERED BY OPTIONS IS SHOWN

PENSION BENEFITS

Power has a supplementary executive retirement plan (the "SERP") pursuant to which pension benefits may become payable to certain of the executive officers of the Corporation or any subsidiary of Power (the "Power group"), as may be designated for participation by the Compensation Committee of the Board of Directors of Power. Messrs. Paul Desmarais, Jr., André Desmarais and Michel Plessis-Bélair participate in the SERP.

The following table sets forth the annual pension benefits payable at normal retirement age under Power's SERP and under Power's basic pension plan for the years of service and remuneration levels shown.

	YEARS OF SERVICE		
REMUNERATION	5	10	15 OR MORE
$400,000	$72,000	$152,000	$232,000
$500,000	$92,000	$192,000	$292,000
$750,000	$142,000	$292,000	$442,000
$1,000,000	$192,000	$392,000	$592,000
$1,250,000	$242,000	$492,000	$742,000
$1,500,000	$292,000	$592,000	$892,000
$1,750,000	$342,000	$692,000	$1,042,000
$2,000,000	$392,000	$792,000	$1,192,000
$2,250,000	$442,000	$892,000	$1,342,000

Under the SERP, a participant becomes entitled to a maximum annual pension at normal retirement age equal to 60 per cent of the average of the highest 3 years of the participant's compensation out of the final 10 years of credited service, less the annual amount of the participant's pension under Power's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan or the Québec Pension Plan on the date of retirement. The participant's average compensation covered under the SERP is calculated based on salary and bonuses received in respect of all Power group positions during the participant's final 10 years of credited service. Entitlement to the maximum supplementary pension under the SERP requires 15 years of credited service with the Power group. The amount of the supplementary pension is reduced by 6 ⅔ per cent for each year of credited service with the Power group less than 15. No benefit is payable to a participant with less than 5 years of credited service at retirement. Normal retirement age under the SERP is 62 years. In the event of retirement prior to normal retirement age, the supplementary pension earned to the date of early retirement becomes payable, provided the participant has completed 10 years of credited service with the Power group, but is subject to a reduction in the supplementary pension benefit of 6 per cent for each year by which the retirement precedes age 60. Early retirement may not be elected prior to age 55.

Respective years of credited service under the Power SERP as of December 31, 2006, for the SERP participants are as follows: Mr. Paul Desmarais, Jr., more than 15 years; Mr. André Desmarais, 14.58 years, and Mr. Michel Plessis-Bélair, more than 15 years.

The Corporation has also entered into a pension benefit arrangement with its Chairman of the Board under which annual pension benefits will become payable to him calculated on the basis of 60 per cent of the average of his average salary over 3 out of the final 10 years of employment with the Corporation and 60 per cent of certain bonuses earned during that period. The estimated annual benefit payable to the Chairman of the Board upon retirement at normal retirement age was $2,760,000 as of December 31, 2006.

The Corporation has entered into a supplemental executive retirement plan with its President and Chief Executive Officer under which annual pension benefits will become payable to such officer at normal retirement age equal to 60 per cent of the average of the highest 3 years of the participant's salary and bonus from the Corporation out of the final 10 years of credited service, less the annual amount of the participant's pension under Power's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan or the Québec Pension Plan on the date of retirement. Mr. Orr is not entitled to any benefit under the plan unless he completes 10 years of credited service. The estimated annual benefit payable to Mr. Orr upon retirement at normal retirement age was nil as of December 31, 2006 since Mr. Orr had not been an employee of the Corporation for 10 years as of that date.

Equity Compensation Plans

The Corporation has an employee stock option plan (the "Employee Stock Option Plan") pursuant to which options on 8,345,000 Common Shares are presently outstanding and options on 12,356,600 Common Shares are available for issuance. Options currently outstanding and options available for issuance under the Employee Stock Option Plan represent approximately 1.18 per cent and 1.75 per cent, respectively, of the aggregate Common Shares of the Corporation outstanding. Accordingly, there are 20,701,600 Common Shares reserved for issuance, representing approximately 2.93 per cent of the aggregate Common Shares of the Corporation outstanding. The Employee Stock Option Plan was accepted by the TSX and was approved by shareholders on December 4, 1986. Amendments to the number of shares available for issuance under the Employee Stock Option Plan have also been approved by the Corporation's shareholders from time to time.

The Employee Stock Option Plan provides for the grant of options to key employees of Power Financial and its affiliated entities, as designated by the Compensation Committee. The Compensation Committee determines the number of Common Shares to be covered by each such option and determines, subject to the Employee Stock Option Plan, the terms of each such option. The options are granted for a period of not more than ten years, although a shorter option period may be established by the Compensation Committee. Generally, options granted vest on a delayed basis over periods beginning no earlier than one year from date of grant and no later than five years from date of grant. The number of Common Shares covered by options held by any one optionee shall not exceed five per cent of the outstanding Common Shares at any time.

The options granted under the Employee Stock Option Plan permit option holders to purchase Common Shares of the Corporation on payment of the subscription price. The subscription price is established by the Compensation Committee and is not less than the market value of Common Shares on the date of the grant. The market value of Common Shares is calculated by taking the average of the high and low prices of Common Shares on the TSX on the immediately preceding trading day, or if two or more sales of Common Shares have not been reported for that day, the average of the bid and ask for the Common Shares on such day.

Unless otherwise determined by the Compensation Committee, options terminate upon the earlier of the date first established by the Compensation Committee and [i] 36 months from termination of employment by reason of death; [ii] seven years from termination of employment by retirement; [iii] 12 months from termination of employment other than by reason of death, retirement or dismissal for fraud or wilful fault or neglect; [iv] the date of termination of employment by reason of dismissal for fraud or wilful fault or neglect; and [v] the date of termination of employment in the case of an employee with less than one year's service at the date of grant.

The Board approved certain amendments to the Employee Stock Option Plan on March 21, 2007. Prior to the amendments, options were not assignable other than by will or succession law. Pursuant to the amendments, options are not assignable other than by will or succession law, except, if and on such terms as the Committee may permit, options can be transferred to certain of the optionee's family members, or trusts or holding companies controlled by the optionee, in which case the options shall continue to be subject to the Employee Stock Option Plan as if the optionee remained the holder thereof. As well, pursuant to the amendments, the Employee Stock Option Plan provides that the number of Common Shares issuable to insiders (as defined under TSX rules for this purpose) at any time under options issued and outstanding pursuant to the Employee Stock Option Plan and under any other security-based compensation arrangements (also as defined under applicable TSX rules) of the Corporation shall not exceed in the aggregate 10 per cent of the Corporation's total issued and outstanding Common Shares and that the number of Common Shares issued to insiders within any one year period under options issued and outstanding pursuant to the Employee Stock Option Plan and under any other security-based compensation arrangements of the Corporation shall not exceed in the aggregate 10 per cent of the Corporation's total issued and outstanding Common Shares.

For other amendments made to the Employee Stock Option Plan by the Board which were approved on March 21, 2007, shareholder approval is required to be obtained. These amendments are described below under "Amendments to Employee Stock Option Plan".

EQUITY COMPENSATION PLAN INFORMATION

The following table shows the number of securities authorized for issuance under equity compensation plans. The only equity compensation plan under which shares of the Corporation may be issued is the Employee Stock Option Plan.

AT DECEMBER 31, 2006	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN [A])
PLAN CATEGORY	[A]	[B]	[C]
Equity compensation plans approved by security holders	8,425,000	$20.96	12,356,600
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	8,425,000	$20.96	12,356,600

COMPOSITION OF THE COMPENSATION COMMITTEE

The Board of Directors of the Corporation has appointed a Compensation Committee (the "Committee") composed of Messrs. Guy St-Germain, Gérald Frère and Raymond Royer. These Directors are independent of the Corporation in the Board's view and within the meaning of the Instruments as more fully described in the Statement of Corporate Governance Practices section below in this Management Proxy Circular. None of them is related to any of the employees or officers whose compensation is determined by the Committee.

The Committee has retained the services of Towers Perrin as external consultant to provide information on the competitiveness levels, market trends and practices of compensation for some of the officers of the Corporation as well as members of the Board of Directors. The services of Towers Perrin have also been retained by the Corporation to provide actuarial services and consulting advice on pension and benefits related matters

The following is the report of the Committee describing the compensation policies and rationale applicable to the Corporation's executive officers, with respect to the compensation paid to such executive officers for the year ended December 31, 2006. The report is intended to provide an overview of the matters considered by the Committee in the course of its work. The compensation of officers of the Corporation who are also officers of Power is determined solely by the Compensation Committee of Power. The compensation of such officers is not determined by the Compensation Committee of the Corporation.

The mandate of the Committee is determined by the Corporation's Board of Directors and is described in summary in the Statement of Corporate Governance Practices section below in this Management Proxy Circular The Committee studies remuneration practices generally and familiarizes itself with compensation packages in the marketplace. It meets privately without management from time to time, and obtains advice directly from independent compensation consultants as noted above.

The Corporation's executive compensation program is designed to attract, retain and reward highly qualified and experienced executive officers. The Committee endeavours to motivate the executive officers to generate superior long-term performance.

The Corporation's executive compensation program consists of a salary and may include a bonus and/or long-term incentive compensation component consisting of options with delayed vesting provisions on the Common Shares of the Corporation under its Employee Stock Option Plan. While the Corporation's compensation program is generally weighted toward long-term incentives, the relative weighting allocated to cash compensation versus options, or annual as opposed to long-term incentives, is not quantified by the Committee on the basis of a formulaic approach. The Committee reviews each compensation element in the context of the compensation mix (such as the fixed component versus the variable component) which it determines to be appropriate at a particular time.

In designing and administering the individual elements of the executive compensation program, the Committee strives to balance short-term and long-term incentive objectives and to apply prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards. The Committee believes it to be appropriate, in the context of a management holding company, to determine executive incentive compensation using a review and global assessment of the performance of the Corporation, and of each individual, in terms of financial results, achievements and strategic positioning, and specific individual contributions, among others, the importance of each of which may vary from time to time, rather than strictly adhering to a formulaic approach.

In setting salary levels, the Committee may from time to time consider comparisons to a reference group of companies in the private sector of a similar size, type and position in the marketplace. It also takes into account the extent and nature of the Corporation's business in Canada, the United States and Europe. Compensation is reviewed at least annually for market competitiveness and reflects each executive's job responsibilities, experience and proven and/or expected performance. The review entails all forms of compensation and the Committee considers a number of factors and performance indicators, including the financial return of the Corporation relative to the reference group. The comparative evaluation is not based on a mathematical formula that integrates spec fic, weighted performance measures, but rather the Committee qualitatively considers such factors in the context of the overall achievements of the Corporation, be they financial or strategic in nature.

The Committee believes that long-term incentives in the form of share options with delayed vesting and ten-year terms play an important role in aligning the interests of executive officers and the Corporation's shareholders. When determining whether and how many new options are to be granted, the Committee takes into account many factors, including the amount and terms of outstanding share options held by the executive officer, how well his or her total compensation is aligned with the Corporation's executive compensation policy, as well as the underlying value of options granted to senior management of comparable companies. The factors considered, the companies making up the comparative group and the relative weighting allocated to these factors vary from time to time.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

The compensation of the Chief Executive Officer consists of a base salary and may also include a bonus component and/or participation in the Corporation's Employee Stock Option Plan from time to time. This officer is also entitled to participate in the contributory Employee Share Purchase Plan.

The Committee bases compensation of the Chief Executive Officer on the policies described above. More specifically, in establishing the Chief Executive Officer's compensation, the Committee may take into consideration his contribution to the Corporation through leadership in establishing strategic direction and in the management of the Corporation and its subsidiaries, the effective development and growth of the Corporation, increases in shareholder value, growth in the value of the underlying assets of the Corporation, the financial performance of subsidiaries, corporate acquisitions, and the development of new investment opportunities and relationships for the Corporation and its subsidiaries.

The Committee recognizes that a very significant portion of the Corporation's activities are located in the United States and that accordingly the compensation arrangements of the Chief Executive Officer should take into consideration U.S. practices and levels. In addition, the Committee considers it important that the compensation package should reflect the Corporation's entrepreneurial roots and corporate culture. The Chief Executive Officer's compensation package is heavily weighted toward long-term incentives, primarily stock options with delayed vesting provisions, in order to align the interests of the Chief Executive Officer with the interests of shareholders and with the Board's objective of providing long-term growth in value.

Guy St-Germain (Chairman)
Gérald Frère
Raymond Royer

Performance Graph

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Common Shares compared with the S&P/TSX Composite Index, over the five-year period ended December 31, 2006.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.


FIVE-YEAR CUMULATIVE TOTAL RETURNS
VALUE OF $100 INVESTED ON DECEMBER 31, 2001


$240
$220
$200
$180
$160
$140
$120
$100
$80
INDEX VALUE
Power Financial
S&P/TSX Composite Index
2001
2002
2003
2004
2005
2006
COMPOUND ANNUAL GROWTH
17.8%
13.1%

NOTE

POWER FINANCIAL: ASSUMES THAT ALL DIVIDENDS WERE REINVESTED

S&P/TSX COMPOSITE INDEX:

TOTAL RETURN INDEX (ALL DIVIDENDS REINVESTED).

SOURCE: BLOOMBERG

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Common Shares compared with the S&P/TSX Composite Index, over the ten-year period ended December 31, 2006.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.

TEN-YEAR CUMULATIVE TOTAL RETURNS

VALUE OF $100 INVESTED ON DECEMBER 31, 1996


$800
$700
$600
$500
$400
$300
$200
$100
$0
INDEX VALUE
Power Financial
S&P/TSX Composite Index
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
COMPOUND ANNUAL GROWTH
23.0%
10.0%

NOTE:

POWER FINANCIAL: ASSUMES THAT ALL DIVIDENDS WERE REINVESTED.

S&P/TSX COMPOSITE INDEX:

TOTAL RETURN INDEX (ALL DIVIDENDS REINVESTED)

SOURCE: BLOOMBERG

Directors and Officers' Liability Insurance

Power has purchased liability insurance for its Directors and officers. Such insurance also covers the Directors and officers of the Corporation. The total amount of such insurance, paid for by Power and the Corporation, is $50,000,000 at a cost of $475,670 per year with a retention amount (deductible) of $1,000,000.

Appointment of Auditors

It is proposed to re-appoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, or any adjournment thereof, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation. The resolution to re-appoint Deloitte & Touche LLP will be passed, if approved, by a majority of the votes cast at the Meeting.

Amendments to Employee Stock Option Plan

In 2006, the TSX introduced new rules affecting stock option plans. The Board has amended the Corporation's Employee Stock Option Plan (herein the "Plan") to reflect the introduction of these new rules.

A description of the Plan is provided in this Management Proxy Circular under the heading "Equity Compensation Plans".

AMENDMENT PROCEDURES

The TSX strongly advises that stock option plans have detailed provisions that outline the types of amendments that require shareholder approval and those a listed company can make without shareholder approval. Before the TSX changed its rules, shareholder approval was required for a plan or option amendment if the TSX considered the amendment to be material, in addition to the matters, if any, specified in the plan to require shareholder approval. The objective of the new rules is to allow shareholders to determine the types of plan or option amendments that require shareholder approval. Under the new TSX rules, if a plan does not have a detailed amendment provision by June 30, 2007, every amendment after that date will require specific shareholder approval, even housekeeping amendments.

Although the Plan did provide that certain amendments required shareholder approval, as discussed below, the Board determined that it was advisable to amend the amendment provisions to expressly include certain matters required by the TSX and, in addition, certain additional matters where it was desirable to specify those matters as requiring shareholder approval for amendments. Accordingly, on March 21, 2007, the Board approved amendments to the amendment provisions in the Plan to provide that approval of the holders of the Common Shares, by a majority of votes cast by voting shareholders present or represented by proxy at a meeting, is required for the following amendments to the Plan or options granted under it:

1. increasing the number of Common Shares that can be issued under the Plan;
2. reducing the subscription price of an outstanding option, including a cancellation and regrant of an option in conjunction therewith constituting a reduction of the subscription price of the option;
3. extending the term of any outstanding option;
4. permitting the grant of an option with an expiry date of more than ten years from the grant date;
5. expanding the authority of the Board to permit assignability of options beyond that currently contemplated by the Plan;
6. adding non-employee Directors to the categories of participants eligible to participate in the Plan;
7. amending the Plan to provide for other types of compensation through equity issuance;
8. increasing or deleting the percentage limit on shares issuable or issued to insiders under the Plan (being ten per cent of the Corporation's total issued and outstanding Common Shares);
9. increasing or deleting the percentage limit on shares reserved for issuance to any one person under the Plan (being five per cent of the Corporation's total issued and outstanding Common Shares); and
10. amending the amendment provisions other than as permitted under TSX rules,

unless in any of the foregoing cases the change results from application of the anti-dilution provisions of the Plan.

Examples of the types of changes to the Plan or an option that the Board can make without approval of the holders of Common Shares pursuant to the amendments include, without limitation:

1. housekeeping changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);
2. a change to the termination provisions for the Plan or for an option as long as the change does not permit the Corporation to grant an option with a termination date of more than ten years from the date of grant or extend an outstanding option's termination date beyond such date;
3. a change deemed necessary or desirable to comply with applicable law or regulatory requirements other than those specified above as requiring approval of the holders of the Common Shares.

Prior to the foregoing amendments, under the provisions of the Plan, shareholder approval was required for the following amendments to the Plan or options granted under it:

1. materially increasing the benefits accruing to participants under the Plan;
2. increasing the number of Common Shares issuable pursuant to the Plan; and
3. materially modifying the requirements as to eligibility for participation in the Plan.

Under the amendments to the Plan described above, the foregoing list of matters requiring approval of the holders of Common Shares for amendments has been replaced by the expanded list of matters requiring approval of the holders of Common Shares for amendments described above.

BLACKOUT PERIODS

The TSX recognizes that many public companies have internal policies prohibiting certain employees from buying or selling the company's securities and, in some cases, from exercising stock options, during specific periods. The times that these restricted employees are not permitted to trade in a company's securities are often called "blackout periods". The TSX notice indicates that such policies are an example of good corporate governance. Such policies assist in fostering compliance with legal requirements that prohibit trading in a public company's securities when individuals have material information about the company that has not been released to the public. A blackout period is designed to prevent a person from trading with the knowledge of inside information that is not yet available to other shareholders or investors.

For example, a blackout period typically occurs during a specified period before and after the day that a company announces its quarterly or annual earnings. A blackout period might also arise during the time that a company has material undisclosed information about an important potential transaction it might be considering.

The TSX recognizes this may result in an unintended penalty to employees who are prohibited from exercising expiring options during a blackout period because of their company's internal trading policies. As a result, the TSX now permits companies to extend the term of options that would expire during a blackout period.

The Corporation has had, for some time, such an insider trading policy, which provides for blackout periods of the type described above.

The Board amended the Plan on March 21, 2007 to reflect the greater flexibility permitted by the TSX in this regard, so that if options granted under the Plan would otherwise expire during a blackout period or within ten business days of the end of such period, the expiry date of the option will be extended to the tenth business day following the end of the blackout period.

EXTENSION OF THE PLAN TO KEY ASSOCIATES

Participation in the Plan is currently limited to officers and employees of the Corporation and its affiliates. The Board believes that it would be in the best interests of the Corporation to amend the Plan so as to permit the Corporation, in the appropriate circumstances, to grant options to "key associates" (who are neither officers nor employees) whom the Corporation or its affiliates might wish to retain on a consulting or other basis.

Accordingly, on March 21, 2007, the Board approved an amendment to the Plan which will permit options to be granted to key associates of the Corporation.

RESOLUTION RELATING TO PLAN AMENDMENTS

The TSX has conditionally approved the foregoing amendments, subject to approval of the holders of the Common Shares.

Under TSX rules, approval of the holders of the Common Shares is required for the foregoing amendments.

The holders of the Common Shares will be asked at the Meeting, or any adjournment thereof, to consider, and, if deemed advisable, adopt the following resolution:

> RESOLVED that the amendments to the Employee Stock Option Plan adopted by the Board of Directors of the Corporation on March 21, 2007 and described in the Management Proxy Circular dated March 21, 2007, be and they are hereby approved.

The Board recommends that holders of Common Shares vote in favour of the resolution.

The nominees named in the accompanying form of proxy will vote the shares represented thereby in favour of the resolution.

In order to be approved, the resolution must be passed by a majority of the votes cast by the holders of the Common Shares present in person or represented by proxy at the Meeting.

Statement of Corporate Governance Practices

The Corporation believes in the importance of good corporate governance and the central role played by directors in the governance process. The Corporation believes that sound corporate governance is essential to the well being of the Corporation and its shareholders.

Power Financial is an international management and holding company. Power has controlled Power Financial since the latter was first organized in 1984. Power Financial is not an operating company and a substantial portion of its interests are located outside Canada, specifically in the United States and Europe. These characteristics are important in any consideration of governance philosophy and practices as they apply to the Corporation.

In 2005, the CSA adopted National Policy 58-201 — Corporate Governance Guidelines (the "Policy") which sets forth a number of suggested guidelines on corporate governance practices (the "CSA Guidelines"). Under the Policy, issuers are encouraged to consider the CSA Guidelines in developing their own corporate governance practices.

In the Board's view no single corporate governance model is superior or appropriate in all respects. The Board believes that the Corporation's governance system is effective and is appropriate to its circumstances, and that there are in place appropriate structures and procedures to ensure the Board's independence from management and to ensure that actual or potential conflicts of interest between the Corporation and Power and/or its controlling shareholder are dealt with appropriately. Furthermore, any review of governance practices should include consideration of long-term returns to shareholder, as the Board believes this to be an important indicator of the effectiveness of a governance system.

BOARD OF DIRECTORS

The mandate of the Board, which it discharges directly or through one of the five Board Committees, is to supervise the management of the business and affairs of the Corporation, and includes responsibility for approving strategic goals and objectives, review of operations, disclosure and communication policies, oversight of financial and other internal controls, corporate governance, Director orientation and education, senior management compensation and oversight, and Director compensation and assessment. The Executive Committee has and may exercise all or any of the powers vested in and exercisable by the Board, except the power to do certain things as outlined in its Charter. The primary mandate of the Audit Committee is to review the financial statements of the Corporation and public disclosure documents containing financial information and to report on such review to the Board, to be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure documents that contain financial information, to oversee the work and review the independence of the external auditors and to review any evaluation of the Corporation's internal control over financial reporting. The primary mandate of the Compensation Committee is to approve compensation policies and guidelines for employees of the Corporation, to approve compensation arrangements for executives of the Corporation, to recommend to the Board compensation arrangements for the Directors, the Chairman and the President and Chief Executive Officer, to oversee the management of incentive compensation plans and equity compensation plans, and to review succession plans for senior management. The primary mandate of the Related Party and Conduct Review Committee is to recommend to the Board procedures for the consideration and approval of transactions with Power and/or its controlling shareholder and to review and, if deemed appropriate, to approve, such transactions. The primary mandate of the Governance and Nominating Committee is to oversee the Corporation's approach to governance issues, to recommend to the Board corporate governance practices consistent with the Corporation's commitment to high standards of corporate governance, to assess the effectiveness of the Board of Directors, of Committees of the Board and of the Directors, and to recommend to the Board candidates for election as Directors and for appointment to Board Committees.

[A] INDEPENDENCE OF DIRECTORS

Lifeco and IGM are issuers controlled by the Corporation and certain senior officers of the Corporation and of Power are members of the board of directors, governance and nominating and compensation committees of these entities. These senior officers have no relationship whatsoever with the issuers controlled by the Corporation and Power, other than as directors.

The CSA Guidelines and Multilateral Instrument 52-110 and National Instrument 58-101 (the "Instruments") provide that a director is "independent" of an issuer if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of the director's independent judgment. The Corporation's Board of Directors agrees with this approach to assessing director independence.

However, the Instruments go on to provide that a director is *deemed* to have such a direct or indirect relationship with an issuer (and thus not to be independent) if, among other things, the director is, or has been within the last three years, an executive officer or an employee of the issuer's parent corporation. The Board of Directors of the Corporation strongly disagrees with this view of *deemed* non-independence. The Board believes that the presumption that an executive officer of a parent corporation is unable to exercise independent judgment in discharging his or her duties to a subsidiary corporation is unfounded and without merit. In the view of the Board, the determination of director independence should be based upon whether or not the director is independent of the corporation's management, and whether or not the director has any other relationships with the corporation which could reasonably be expected to interfere with the exercise of the director's independent judgment. In the Board's view, that is a question of fact that should be determined by the issuer's board of directors on a case-by-case basis without reference to any presumptions such as that which the CSA has made in the Instruments.

The CSA has acknowledged the concerns expressed by some reporting issuers as to whether the CSA's view of director independence is appropriate to companies such as the Corporation and its publicly traded subsidiaries which have a majority shareholder. Thus, the Policy states that the CSA "intend(s), over the next year, to carefully consider these concerns in the context of a study to examine the governance of controlled companies" and that it "will consider whether to change how this Policy...treat(s) controlled companies". The Board of Directors of the Corporation notes the importance to investors, large or small, of this undertaking by the CSA.

[B] RESOLUTION OF CONFLICTS

It is the duty of the Board to supervise the management of the business and affairs of the Corporation for the benefit of all shareholders. In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the interests of Power Financial and the interests of Power and/or its controlling shareholder.

Power Financial has established a Related Party and Conduct Review Committee composed entirely of Directors who are independent of management and who are neither officers, employees nor Directors of Power and who are not related to Power's controlling shareholder. The mandate of the Related Party and Conduct Review Committee is to review transactions with Power and/or its controlling shareholder and to approve only those transactions that it deems appropriate.

Each of The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life) is a regulated financial institution that is required by law to have a conduct review committee that establishes procedures for the review of proposed related party transactions to ensure that any such transactions are on terms and conditions at least as favourable to those companies as market terms and conditions. These conduct review committees are composed of directors who are independent of the management of Great-West, London Life and Canada Life and who are neither officers nor employees of Power Financial, Power or any of their affiliates. Similarly, Lifeco and IGM have also established their own conduct review committees composed entirely of directors who are independent of management and who are neither officers, employees nor Directors of Power Financial or Power.

BOARD MEMBERSHIP

The Board of the Corporation is currently composed of 14 Directors. In the Board's view, 9 of the 14 current Directors, namely: J. Brian Aune, the Honourable Paul Desmarais, Gérald Frère, Anthony R. Graham, the Right Honourable Donald F. Mazankowski, Jerry E.A. Nickerson, Raymond Royer, Guy St-Germain and Dr. Emőke J.E. Szathmáry are independent of management and have no other relationships that could reasonably interfere with the exercise of their independent judgment in discharging their duties to the Corporation.

The following Directors of the Corporation are also independent within the meaning of the Instruments, namely: J Brian Aune, Gérald Frère, Anthony R. Graham, the Right Honourable Donald F. Mazankowski, Jerry E.A. Nickerson, Raymond Royer, Guy St-Germain and Dr. Emőke J.E. Szathmáry.

Robert Gratton, Chairman of the Board, R. Jeffrey Orr, President and Chief Executive Officer and Michel Plessis-Bélair, Executive Vice-President and Chief Financial Officer of the Corporation are not independent. André Desmarais, Deputy Chairman and Paul Desmarais Jr., Chairman of the Executive Committee, who from time to time perform executive functions, are also not independent.

The Honourable Paul Desmarais is deemed not to be independent within the Instruments because he is the father of Messrs. André Desmarais and Paul Desmarais, Jr.

COMMITTEE MEMBERSHIP

The Audit Committee, the Related Party and Conduct Review Committee and the Compensation Committee are composed entirely of Directors who are independent in the Board's view and within the meaning of the Instruments.

The Executive Committee and the Governance and Nominating Committee include Directors who are independent in the Board's view and within the meaning of the Instruments.

MEETINGS OF INDEPENDENT DIRECTORS

The Chairman of the Board is responsible for ensuring that the Directors who are independent of management have opportunities to meet without management present. All independent Directors are encouraged by the Chairman of the Board to have open and candid discussions with the Chairman or with the Chief Executive Officer.

The Board has adopted a policy relating to meetings of independent Directors at Board and Committee meetings. The Directors on the Board who are independent of management meet at least twice annually without members of management present. The Audit Committee, the Related Party and Conduct Review Committee, and the Compensation Committee are composed entirely of Directors who are independent in the Board's view and within the meaning of the Instruments. Under the policy, each of these committees are to meet without members of management as follows: Audit Committee — four times per year, Related Party and Conduct Review Committee and Compensation Committee — at every meeting.

BOARD AND COMMITTEE MANDATES

The Board has adopted a Charter for itself and for each of its five committees. The Board Charter is attached as Schedule "B". The mandates of all five committees are described earlier in summary in this Corporate Governance section.

CHAIRMAN OF THE BOARD

The Chairman of the Board exercises certain management responsibilities and is therefore not independent under the meaning of the Instruments. The Board has implemented structures and procedures to provide assurance that the Board can act independently of management. A majority of the Board is independent in the Board's view and within the meaning of the Instruments. The Audit Committee, the Related Party and Conduct Review Committee and the Compensation Committee are constituted entirely with Directors who are independent in the Board's view and within the meaning of the Instruments. The Executive Committee and the Governance and Nominating Committee include Directors who are independent in the Board's view and within the meaning of the Instruments.

DIRECTOR AFFILIATIONS AND ATTENDANCE

Additional information relating to Directors standing for election, including other public company boards on which they serve as well as their attendance records for all Board and Committee meetings for the year ended December 31, 2006, can be found in the sections entitled "Election of Directors" and "Board of Directors – Meetings Held and Attendance of Directors" above in this Management Proxy Circular.

The Corporation believes that the interests of the Corporation, a holding company, are well served by the experience of and expertise in the affairs of its group companies that is brought to the Corporation by those Directors who also serve on the boards of affiliates. Over the years, the Corporation has sought to increase the number of Directors with such interlocks. Their presence enriches the discussion and enhances the quality of governance of the Corporation's Board and at the other group boards on which they serve.

CHAIRMEN AND CEO POSITION DESCRIPTIONS

The Board has approved written position descriptions for the Chairman of the Board and for the Chairman of each Board Committee. In general terms, the Chairman of the Board and the Chairmen of the Board Committees are responsible for ensuring that the Board or Committee is able to fulfill its duties and responsibilities in an effective manner, for planning and organizing the activities of the Board or of the Committee, for ensuring that delegated Committee functions are carried out and reported as necessary, for facilitating effective interaction with management, and for engaging outside advisers where necessary.

The Board has approved a written position description for the President and Chief Executive Officer. The Board has also mandated the Chairman of the Board and the President and Chief Executive Officer to work as a team, and to share duties and responsibilities as circumstances dictate, to maximize the impact of Power Financial's contribution to its group companies.

ORIENTATION AND CONTINUING EDUCATION

Director orientation and education is conducted under the aegis of the Chairman of the Board. Newly elected Directors are provided with orientation as to the nature and operation of the business and affairs of the Corporation and the Corporation's major operating subsidiaries, as to the role of the Board and its Committees, and as to the contributions that individual Directors are expected to make. Directors are periodically updated in respect of these matters.

In order to orient new Directors as to the nature and operation of the Corporation's business, they are also given the opportunity to meet with members of the Corporation's executive management team and with members of the executive management teams of the Corporation's major operating subsidiaries to discuss the Corporation's businesses and activities.

ETHICAL BUSINESS CONDUCT

The Board has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") that governs the conduct of the Corporation's Directors, officers and employees. A copy of the Code of Conduct is available on SEDAR (www.sedar.com), or may be obtained by contacting the Corporation's General Counsel and Secretary.

The Board oversees compliance with the Code of Conduct through the Corporation's General Counsel and Secretary who monitors compliance with the Code of Conduct and reports to the Audit Committee on such compliance at least annually. Directors, officers and employees who believe that a violation of the Code of Conduct or any law, rule or regulation has been or is likely to be committed have an obligation to promptly report the relevant information to an appropriate supervisor or, in the case of Directors and senior officers, to the General Counsel. Alternatively, in any case, the violation or potential violation may be reported to the Chairman, the CEO or any member of the Audit Committee, as appropriate, in accordance with the Corporation's procedures.

Directors and officers of the Corporation are required to confirm annually their understanding of, and agreement to comply with, the Code of Conduct (which contains the Corporation's conflict of interest policy). There have been no material change reports filed that pertain to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct. In order to ensure that Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or an executive officer has a material interest, the Director or executive officer having a conflict of interest must declare his/her interest and, if requested by any other Director, excuse himself or herself from the meeting during the consideration of that particular matter. Such Director may not vote on such matter. Potential conflicts that may arise between the Corporation and Power and/or its controlling shareholder are dealt with by the Related Party and Conduct Review Committee as described earlier in this Management Proxy Circular.

NOMINATION AND ASSESSMENT OF DIRECTORS

The Board has established a Governance and Nominating Committee which is responsible for identifying new candidates for Board nomination and for recommending to the Board qualifications for Directors including, among other things, the competencies, skills, experience, and level of commitment required to fulfill Board responsibilities. After considering the competencies and skills that existing Directors possess and that each new nominee will bring to the Board, and after considering the appropriate level of representation on the Board by Directors who are independent, the Committee identifies candidates qualified for Board membership, and recommends to the Board nominees to be placed before the shareholders at the next annual general meeting. The Governance and Nominating Committee is also responsible for assessing the effectiveness of the Board, of Board Committees, and of the Directors.

The Committee, and subsequently the Board, is mindful of the importance of having a Board with a balance of competencies, skills and experience as well as geographic representation. The Committee and the Board believe that these factors and the continuity of membership are critical to the Board's efficient operation.

The Corporation has adopted a form of proxy which gives shareholders the ability to vote for or withhold from voting for each individual Director proposed for election to the Board of Directors of the Corporation.

COMPENSATION COMMITTEE

The Board has established a Compensation Committee, which is responsible for approving (or, in the case of the CEO, recommending to the Board for approval) the compensation for the executives of the Corporation. The Compensation Committee also recommends to the Board for approval the compensation arrangements for the Directors, for the Chairman of the Board, for the Chairmen of Board Committees and for members of Board Committees. The Compensation Committee also approves compensation policies and guidelines applicable to employees; it recommends for approval by the Board such incentive compensation plans, equity compensation plans, registered pension plans, supplemental pension plans and other compensation plans for employees as it deems appropriate, and it oversees the management of the Corporation's incentive compensation plans and equity compensation plans.

Further particulars of the process by which compensation for the Corporation's Directors and officers is determined is set forth above in this Management Proxy Circular.

Additional Information

Upon request to the Secretary of the Corporation at 751 Victoria Square, Montréal, Québec, Canada, H2Y 2J3, the Corporation shall provide to any person or company, one copy of: [i] the Corporation's latest annual information form ("AIF"), together with any document, or the pertinent pages of any document, incorporated therein by reference, [ii] the financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis of operating results ("MD&A") and any interim financial statements of the Corporation issued subsequent to the annual financial statements together with related MD&A, and [iii] the information circular of the Corporation in respect of the most recent annual meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder thereof unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Financial information is provided in the Corporation's financial statements and MD&A for its most recently completed financial year.

Information relating to the Audit Committee can be found in the section of the AIF entitled "Audit Committee".

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Approval by Directors

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

Montréal, Québec
March 21, 2007

Edward Johnson
Senior Vice-President, General Counsel and Secretary

SCHEDULE A

SHAREHOLDER PROPOSAL

The Corporation is required by applicable law to attach the following proposal, and the related supporting statements, to the Management Proxy Circular. The Corporation has, and assumes, no responsibility for the content of such proposal and related supporting statements, including the opinions expressed or the accuracy of any statements contained therein.

Proposal 1

The Ethical Funds Company, 800 – 1111 West Georgia Street, Vancouver, British Columbia, V6E 4T6 has submitted a shareholder proposal for consideration at the Meeting.

Whereas:

Compensation plans based primarily on achievement of short term and stock market-linked financial targets have the potential to deter companies from undertaking those activities that create sustainable long term value. *(Breaking the Short Term Cycle, CFA Centre for Financial Markets Integrity Symposium, July 2006)*

In a recent survey a majority of executives said they would avoid initiating a positive net present value project if it meant falling short of the current quarter's consensus earnings. More than three-fourths would give up economic value to meet the quarterly earnings expectations of analysts. *(John R. Graham, Campbell R. Harvey, and Shiva Rajgopal, "The Economic Implications of Corporate Financial Reporting", April 2004)*

A recent global survey of 250 directors and executives found that 92% believe traditional financial measures shed little light on key sources of future profit and provide scant evidence for evaluating the effectiveness of management (Annette Watson-Deloitte *"In the Dark: What Boards and Executives Don't know about the Health of Their Businesses,"* Deloitte and the Economist Intelligence Unit, 2005). A recent Watson Wyatt survey found 90% of institutional investors believe current executive compensation systems have overpaid executives and 64% said current disclosure is inadequate.

There is growing support for companies to adopt compensation plans that link executive compensation and other financial rewards to the achievement of long term environmental, social, and governance (ESG) goals. A 2005 survey of Canadian board directors conducted by McKinsey & Company and HRI Corporation on behalf of the Canadian Coalition for Good Governance, found the following factors were desirable for setting executive compensation: employee satisfaction (71%); leadership development (78%); customer satisfaction (84%); and sustainable development (89%).

A March 2006 letter from The Ethical Funds Company asked Power Financial to link executive compensation plans to the achievement of long term ESG goals and to describe these links in the 2007 management proxy circular. In response the company stated they "will bear them (ESG goals) in mind" and added enhanced disclosure "…would require us to go beyond the (Compensation) Committee's current disclosure."

While Power Financial reports executive compensation "is generally weighted towards long-term incentives," current disclosure practices do not allow shareholders to evaluate this claim.

Be it resolved that:

The Compensation Committee of the Board prepare a report to shareholders by November 2007, describing how executive compensation is linked to ESG metrics. The report should describe the ESG metrics used and how performance is measured. The company should annually disclose this information in the Management Proxy circular starting in 2008.

BOARD AND MANAGEMENT STATEMENT:

The Corporation's Management Proxy Circular annually provides detailed information with regard to executive compensation, including a report of the Compensation Committee, composed entirely of outside, independent directors. To assist in obtaining the information it needs to make informed decisions and to keep abreast of market trends and best practices regarding officer compensation, the Compensation Committee from time to time retains the services of an external compensation consulting firm.

The compensation disclosure contained in the Corporation's Management Proxy Circular is in compliance with the requirements of the CSA.

The Board notes that the proposer of this shareholder proposal alludes to the importance of creating sustainable long-term value. The Board agrees. Long-term returns to shareholders are Power Financial's fundamental objective. The Corporation's executive compensation program is weighted toward long-term incentives primarily in the form of stock options – in order to align the interests of shareholders and management, as further described above in this Management Proxy Circular. The results are encouraging. Power Financial has produced superior returns to shareholders over the long term. Fifteen-year total returns were 23.2 per cent, compounded annually, while over the same period total returns for the S&P/TSX index were 9.1 per cent per year and 13.5 per cent for the S&P/TSX Financial index. Over the last ten years, which corresponds to the maximum life of options under the Corporation's Employee Stock Option Plan, total returns for Power Financial shareholders were 23.0 per cent compounded annually, compared with 10.0 per cent for the S&P/TSX and 14.0 per cent for the S&P/TSX Financial index.

The Board therefore believes that the compensation structure of the Corporation is appropriate and supports long-term returns to shareholders.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

SCHEDULE B

Section 1. Membership

The Board of Directors (the "Board") shall consist of such number of Directors, not greater than the maximum nor less than the minimum set out in the articles of Power Financial Corporation (the "Corporation"), at least a majority of whom shall be, at the time of each Director's election or appointment, resident Canadians.

Section 2. Procedural Matters

In connection with the discharge of its duties and responsibilities, the Board shall observe the following procedures:

1. MEETINGS > The Board shall meet at least four times every year, and more often if necessary, to discharge its duties and responsibilities hereunder. The Board may meet at any place within or outside of Canada.
2. ADVISERS > The Board may, at the Corporation's expense, engage such outside advisers as it determines necessary or advisable to permit it to carry out its duties and responsibilities.
3. QUORUM > A quorum at any meeting of the Board shall be as fixed from time to time by the Board but unless so fixed a majority of the Directors shall constitute a quorum.
4. SECRETARY > The Chairman (or, in the absence of the Chairman, the acting Chairman) of the Board shall appoint a person to act as secretary of meetings of the Board.
5. CALLING OF MEETINGS > A meeting of the Board may be called by the Chairman of the Board, a Deputy Chairman, the President or a majority of the Directors, on not less than 48 hours notice to the members of the Board specifying the place, date and time of the meeting. Meetings may be held at any time without notice if all members of the Board waive notice. If a meeting of the Board is called by anyone other than the Chairman of the Board, the person(s) calling such meeting shall so advise the Chairman of the Board.
6. BOARD MEETING FOLLOWING ANNUAL MEETING > As soon as practicable after each annual meeting of shareholders there shall be held, without notice, a meeting of such of the newly elected Directors as are then present, provided that they constitute a quorum, at which meeting the Directors may appoint officers, may appoint the Chairman of the Board, may appoint members to and the Chairman of each Board Committee, and may transact such other business as comes before the meeting.

Section 3. Duties and Responsibilities

The Board shall supervise the management of the business and affairs of the Corporation and shall exercise, as appropriate, the powers vested in and exercisable by the Board pursuant to applicable laws and regulations. Without limiting the generality of the foregoing, the Board shall have the following duties and responsibilities, which it may discharge either directly or indirectly through one or more Committees of the Board. In fulfilling its duties and responsibilities, the Board will rely on the information, advice and recommendations provided to it by management, but will exercise independent judgment:

1. STRATEGIC PLANNING > The Board shall approve strategic goals and objectives for the Corporation and it shall consider and approve management's strategic initiatives. The Board shall also review and approve the Corporation's annual financial plan.
2. REVIEW OF OPERATIONS > The Board shall:
   [a] monitor the implementation by management of the approved financial plan, and shall monitor financial and operating results and other material developments;
   [b] monitor the implementation and maintenance by management of appropriate systems, policies, procedures and controls to manage the risks associated with the Corporation's businesses and operations;
   [c] approve significant acquisitions and dispositions, financings and other capital market transactions, capital management decisions, and other significant business and investment decisions and transactions; and
   [d] review and monitor those operational issues, including those of a regulatory nature, which in the view of management or the Board may have a potential material impact on the Corporation's ongoing business, affairs and/or reputation.
3. DISCLOSURE AND COMMUNICATION POLICIES > The Board shall:
   [a] approve policies with respect to the accurate, timely and full public disclosure of material information while maintaining confidentiality where necessary and permitted, and shall, where appropriate, review specific disclosure documents; and
   [b] approve appropriate communication policies respecting the communication of information to the Corporation's stakeholders and regulators.

4. FINANCIAL CONTROL > The Board shall monitor the integrity of the Corporation's financial reporting systems and the effectiveness of the Corporation's internal controls and management information systems by:

[a] overseeing the establishment and maintenance by management of appropriate internal and external audit and financial control systems;

[b] reviewing reports provided by management on material deficiencies in, or material changes to, internal controls;

[c] reviewing and approving the Corporation's annual and interim financial statements and Management's Discussion and Analyses, the Corporation's Annual Information Forms, and other public disclosure documents containing financial information; and

[d] overseeing compliance with applicable audit, accounting and reporting requirements.

5. CORPORATE GOVERNANCE > The Board shall oversee the development of the Corporation's approach to corporate governance, including the development of corporate governance policies, principles and guidelines, and shall approve such policies, principles and guidelines, as it deems appropriate.

6. SENIOR MANAGEMENT > The Board shall:

[a] approve a position description for, and the appointment of, the President and Chief Executive Officer (the "Chief Executive Officer"), and review and approve the criteria relevant to the Chief Executive Officer's compensation, evaluate the Chief Executive Officer's performance relative to that criteria, and fix the compensation of the Chief Executive Officer based on such evaluation;

[b] approve the appointment of senior management, approve their compensation, and oversee the evaluation of their performance;

[c] approve incentive compensation plans, equity compensation plans and other compensation plans for senior management, and approve compensation policies and guidelines applicable to employees of the Corporation; and

[d] oversee the succession planning processes of the Corporation with respect to senior management.

7. DIRECTOR ORIENTATION AND EDUCATION > All newly appointed Directors shall be provided with an orientation as to the nature and operation of the business and affairs of the Corporation and as to the role and responsibilities of the Board, of Board Committees and of each Director, and existing Directors shall be periodically updated in respect of the foregoing.

8. CODE OF CONDUCT > The Board shall support management in seeking to maintain a culture of integrity throughout the Corporation. The Board shall adopt a code of business conduct and ethics (the "Code") to promote integrity and deter wrongdoing that is applicable to Directors, officers and employees of the Corporation and that addresses, among other things, conflicts of interest (including procedures to identify and resolve conflicts and potential conflicts), protection and proper use of corporate assets and opportunities, confidentiality and use of confidential information, accounting complaints, fair dealing with all parties, compliance with applicable laws, rules and regulations and the reporting of illegal or unethical behaviour, and shall require management to establish processes and procedures to monitor compliance with the Code.

9. CHAIRMAN OF THE BOARD > The Board shall approve a position description for the Chairman of the Board.

10. BOARD COMMITTEES > The Board shall:

[a] establish an Audit Committee, an Executive Committee, a Related Party and Conduct Review Committee, a Governance and Nominating Committee, and a Compensation Committee, and may establish such other committees as it deems advisable to assist it in discharging its duties under this Charter, and may establish committee charters and otherwise delegate to those Committees such duties and responsibilities as may be permitted by law and as it deems necessary or advisable; and

[b] approve position descriptions for the Chairman of each Board Committee.

11. DIRECTOR COMPENSATION AND ASSESSMENT > The Board shall:

[a] approve compensation arrangements for the Directors, for the Chairman of the Board, and for the Chairmen and members of Board Committees; and

[b] assess, on a regular basis, the structure, composition, effectiveness and contribution of the Board, of all Committees of the Board, and of the Directors.

Section 4. Access to Information

The Board shall have access to all information, documents and records of the Corporation that it determines necessary or advisable to permit it to carry out its duties and responsibilities.

Section 5. Review of Charter

The Board shall periodically review this Charter and approve any changes that it deems appropriate.

POWER FINANCIAL CORPORATION

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual Meeting to be held on Wednesday, May 9, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Annual Meeting or other matters that may properly come before the meeti
8. This proxy should be read in conjunction with the accompanying Management Proxy Circular.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 8, 2007.

VOTE USING THE TELEPHONE OR THE INTERNET 24 HOURS A DAY, 7 DAYS A WEEK!


To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free


To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy


To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-deliver under the Shareholder Services menu.

If you vote by telephone or by the Internet, DO NOT mail back this form of proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

00EZVE

PWFQ.C02.E.RUNONS/000059/000059/i

Appointment of Proxyholder

I/We, being holder(s) of Power Financial Corporation common shares hereby appoint: Mr. Robert Gratton, Chairman, or failing him Mr. R. Jeffrey Orr, President and Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone other than the officers of the Corporation set forth opposite.

as my/our proxyholder with full power of substitution and with all the powers which the undersigned could exercise if personally present and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and to vote at the discretion of the proxyholder with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to all other matters that may properly come before the Annual Meeting of Power Financial Corporation to be held at the Inter-Continental Hotel, 360 Saint-Antoine Street West, Montréal, Québec, Canada on May 9, 2007 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

All the proposed nominees — **For** ☐ Withhold ☐

OR

Nominee	For	Withhold
01. J. Brian Aune	☐	☐
02. André Desmarais	☐	☐
03. The Hon. Paul Desmarais	☐	☐
04. Paul Desmarais, Jr.	☐	☐
05. Gérald Frère	☐	☐
06. Anthony R. Graham	☐	☐
07. Robert Gratton	☐	☐
08. The Rt. Hon. Donald F. Mazankowski	☐	☐
09. Jerry E.A. Nickerson	☐	☐
10. R. Jeffrey Orr	☐	☐
11. Michel Plessis-Bélair	☐	☐
12. Raymond Royer	☐	☐
13. Guy St-Germain	☐	☐
14. Emõke Szathmáry	☐	☐

Fold

2. Appointment of Auditors

Appointment of Deloitte & Touche LLP as Auditors. — **For** ☐ Withhold ☐

3. Amendments to Employee Stock Option Plan

Resolution approving amendments to the Employee Stock Option Plan as set out in the accompanying Management Proxy Circular. — **For** ☐ Against ☐

Fold

4. Shareholder Proposal No. 1

Shareholder Proposal No. 1 set out in Schedule "A" to the accompanying Management Proxy Circular. — For ☐ **Against** ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements

Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■ 0 1 3 3 1 0 A R 2 P W F Q +

00EZWK

END